NYK LINE
NIPPON YUSEN KAISHA

Nippon Yusen Kabushiki Kaisha

ANNUAL REPORT
2006

Bringing value to life.



everaging our international network covering sea, earth, and
ir to become the world's leading global logistics and megacarrier group

NYK LOGISTICS & MEGACARRIER

NYK Group Mission Statement

Core Philosophy

Through safe and dependable *monohakobi* (transport), we contribute to the betterment of societies throughout the world as a comprehensive global logistics enterprise offering ocean, land, and air transportation.

Management Policy

Together with Our Customers

Through the use of our extensive skill and expertise and by considering each business site to be of utmost importance, we always work to create new value so that our customers will consider us a trusted and reliable partner.

Together with Our Shareholders and Investors

We aim to enhance our corporate value by being financially responsible and by conducting business activities in an open, honest, and transparent fashion.

Together with Society

As a good corporate citizen, we positively take on the tough issues that challenge our society, such as concerns involving the preservation of our natural environment, as we work for the betterment of the world that we inhabit.

Together with All Staff Members in the NYK Group

As a global enterprise that has the utmost respect for diversity in the workplace and the spirit of challenge, we emphasize the development of employee talents so that all staff members can take pride in their work and eventually fulfill their dreams.

Cautionary Statement with Regard to Forward-Looking Statements

Some of the statements made in this annual report are forward-looking statements, which involve certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which are valid only as of the date thereof. NYK undertakes no obligation to publicly revise forward-looking statements to reflect events or circumstances after the date thereof or to reflect the occurrence of unanticipated events.

Contents

Ten-Year Financial Highlights



Merger with Showa Line, Ltd.
Conversion of Hinode Kisen Co., Ltd. (now, NYK-Hinode Line, Ltd.) to wholly owned subsidiary
Conversion of Toho Shipping Co., Ltd. (now, NYK Global Bulk Corporation) to wholly owned subsidiary
Operating income
(Billions of yen)
Revenues
(Billions of yen)
180
150
120
90
60
30
0
1,800
1,500
1,200
900
600
300
0
1997
1998
1999
2000
2001
2002
NYK21 Medium- to Long-Term Group Management Vision
"NYK21 New Millennium Declaration—Meeting Tomorrow's Challenges Today"
Aiming to increase business and raise corporate value by expanding the scale of operations and achieving new synergies

					Millions of yen	
(Years ended March 31)	1997	1998	1999	2000	2001	2002
Revenues	¥1,024,322	¥1,078,358	¥1,082,526	¥1,102,434	¥1,133,906	¥1,142,934
Operating income	49,447	47,763	47,739	70,870	87,640	65,559
Income before extraordinary items	27,453	27,711	25,826	39,149	71,299	50,108
Net income	13,599	7,155	12,430	15,795	35,562	17,539
Total assets	1,426,276	1,455,085	1,500,743	1,419,920	1,381,594	1,339,923
Liabilities	1,186,388	1,200,818	1,236,115	1,141,754	1,084,461	1,000,067
Long-term interest-bearing debt	655,489	729,051	811,741	683,127	659,358	547,657
Total shareholders' equity	239,888	243,070	253,536	259,004	278,748	320,096
					Yen	
Net income per share	11.55	6.07	10.37	12.97	28.88	14.23
Annual dividends per share**	4.00	4.00	4.00	6.00	7.50	7.50


Agreement reached on wide-ranging partnership with the COSCO group in logistics
Conversion of Tokyo Senpaku Kaisha, Ltd., to wholly owned subsidiary
Acquisition of Ceres Terminals Inc. in the United States
Uniformly rebranded all logistics subsidiaries NYK Logistics
Conversion of Nippon Cargo Airlines Co., Ltd., to consolidated subsidiary
B.D.I.
Transport price index for dry bulk items
6,000
5,000
4,000
3,000
2,000
1,000
0
World Scale
Crude oil transport price index for VLCC tankers
300
250
200
150
100
50
0
2003
2004
2005
2006

NYK21 "Forward 120"

Named to commemorate NYK's 120th anniversary of operations, this plan established three strategies: expansion of the global logistics business, the global development of the bulk and energy transport business, and stabilizing profitability in the container transport business.

New Horizon 2007

With the overall goal of leveraging its international network covering sea, earth, and air to become the world's leading global logistics and megacarrier group, the new medium-term NYK Group management plan outlines three strategies: our expansion of maritime business, evolution towards a logistics integrator, and the enhancement of corporate fundamentals.

				Thousands of U.S. dollars*
2003	2004	2005	2006	2006
¥1,249,242	¥1,398,320	¥1,606,098	¥1,929,302	16,423,786
69,123	91,933	161,375	140,481	1,195,889
50,344	74,663	154,803	140,452	1,195,640
14,293	34,811	71,326	92,059	783,680
1,287,170	1,376,664	1,476,227	1,877,440	15,982,295
976,639	994,950	1,019,539	1,266,097	10,778,042
548,926	491,233	464,196	506,231	4,309,445
288,363	358,045	427,771	575,366	4,897,983
				U.S. dollars*
11.48	28.27	58.12	75.04	0.64
7.50	10.00	18.00	18.00	0.15

* *The dollar amounts represent the arithmetical results of translating yen to dollars using the exchange rate prevailing on March 31, 2006, which was ¥117.47 to US$1.00. Such dollar amounts are solely for the convenience of readers outside Japan and are not intended to imply that the yen amounts have been, or could be, readily converted, realized, or settled in dollars at that rate or any other rate of exchange.*

** *In the fiscal year ended March 21, 2003, the Company applied the Accounting Standards Related to Accounting for Net Income per Share (Corporate Accounting Standard No. 2) and Guidelines for Applying Accounting Standards Related to Net Income per Share (Guideline No. 4 for Applying Corporate Accounting Standards) to calculate primary and fully diluted net income per share. The impact of these changes was minimal.*

The NYK Group celebrated its 120th anniversary in October 2005. So it is auspicious that we posted record consolidated results in the fiscal year ended March 31, 2006. Revenues reached ¥1,929.3 billion, while net income was ¥92.1 billion. We are pleased but not complacent. We will accelerate our strategies for solid growth while continuing to reinforce our corporate foundations so we can triumph amid the winds of change.

During the year under review, we faced deteriorating conditions in the liner trade and soaring bunker oil costs. We overcame these challenges by expanding our shipping fleet while boosting revenues in the logistics, terminal and harbor transport, and cruise segments.

These endeavors translated into record consolidated revenues and net income. Operating income and income before extraordinary items were the second highest in our history.

Dividends applicable to the year were ¥18 per share, reflecting interim and year-end allocations of ¥9 each. These levels reflected management's desire to maintain sufficient reserves to fund business development and cover changes in the shipping market while recognizing the support of shareholders. The previous year's dividends included ¥2 per share to commemorate our 120th anniversary.

1. Reinforcing the Shipping Business and Pursuing Stable Growth under New Horizon 2007

In the year under review, we launched New Horizon 2007, a three-year management plan that aims to establish foundations for solid earnings and consistent growth during and beyond that period.

Under this plan, we will continue to expand shipping traffic while generating stable earnings from integrated ocean, land, and air transport logistics. We will accordingly attract and train more crew members and enhance our IT and other information systems to strengthen our corporate foundations.

The global market economy has expanded roughly 50% over the past decade or so, to 60 million people, reflecting the transformations of China, Eastern Europe, and Russia. World cargo movements have thus ballooned since around 2000.

We have capitalized on these changes in the trade structure to improve our fleet. At the same time, we are expanding to become a logistics integrator, as experience with fluctuations in the shipping market over the years has made us keenly aware of the need to minimize downside risks. We are determined to meet this new challenge to reduce our reliance on the shipping business.

By the year to March 2010, we target about ¥50 billion in income before extraordinary items from other businesses. Logistics operations should deliver ¥30 billion, with Nippon Cargo Airlines Co., Ltd. (NCA), providing ¥10 billion and our terminal and harbor transport and cruise businesses together contributing ¥10 billion. Combined with our shipping business, income before extraordinary items should reach around ¥170 billion. But even if our markets become adverse, we will be able to maintain operating stability.

2. Progress with New Horizon 2007

Our three central strategies under this initiative are:

1. Expansion of Maritime Business
2. Evolution towards a Logistics Integrator
3. Enhancement of Corporate Fundamentals

Strategy 1: Expansion of Maritime Business

- **Seize new opportunities from changes in the trade structure to expand our fleet, centered on the bulk/energy resources transportation and car transport businesses**
- **Secure medium- and long-term contracts to disperse risks**

We have expanded our fleet slightly faster than we initially anticipated. This is largely because even with some hiccups the People's Republic of China (PRC) should continue to expand through 2010 or so as a driver of the world economy. It is highly unlikely that demand for transporting goods and resources will dip below historical lows.

As mentioned earlier, we consider changes in the trade structure an opportunity. We will therefore reinforce our fleet, particularly in the bulk/energy resources and car transport businesses. In energy, we are steadily signing new contracts for LNG tankers and VLCCs. We have signed long-term contracts for two tankers to transport LNG for Indonesia's Tangu Project. This is our next joint project, following a 2004 alli-

ance with JSC Sovcomflot, a Russian national shipping company, involving the Sakhalin II Project. The agreement extends to joint ship management in view of projected growth in demand for LNG, expanding our presence in Russia as a leading energy-producing country.

We have concluded separate 10-year contracts with Exxon Mobil Corporation, the world's largest oil producer, and major producer China National United Oil. These 10-year charter contracts are for three and two VLCCs, respectively.

In December 2005, we signed our third long-term contract, this one for 12 years, with China's Baosteel Corporation, and are steadily adding new medium- and long-term contracts in the bulk/energy resources transport business. Increasing the number of medium- and long-term contracts is one way we are reducing our susceptibility to market risks as we expand our fleet.

In liner trade, global freight demand continues to increase at a rate of between 12% and 15% per year, fueled by growing demand from the PRC, and we are expanding our fleet in response. As our goal is not to be a huge global liner operator, we cooperate with other companies through the Grand Alliance, which also helps guarantee a satisfactory level of service to our customers. Maintaining service levels in this area is essential, as liner service is one pillar of our plan to become a global logistics provider.

These factors explain why our fleet expansion program is moving ahead of the targets we set out in New Horizon 2007.

Strategy 2:
Evolution towards a Logistics Integrator

- Generate synergies by integrating sea, land, and air logistics
- Air cargo transportation has solid potential
- Alliance with the Yamato Group to capitalize on both companies' areas of expertise



We have made steady progress since deciding to launch our logistics business in 1980. We have built a worldwide rail and trucking network while accumulating solid human resources and expertise. The final phase of our strategy is to serve customers with a massive network that combines the world's largest shipping fleet with truck, warehousing, ports and harbors, and air services. We have been working ahead of schedule since 2005. In August that year, we made NCA a consolidated subsidiary. We formed a strategic business and capital alliance with Yamato Holdings Co., Ltd., in May 2006.

On April 1, 2006, we formed the Comprehensive Logistics Group as a cross-divisional body that reports directly to Tadamasa Ishida, an executive vice-president. That group is our sole customer contact point for ocean, land, and air services. The group's objective is to meet constantly changing customer needs expeditiously and to pursue true synergies in our business covering ocean, land, and air.

We intend to continue transforming NCA into a globally competitive common carrier. Global air cargo volume is rising between 5% and 10% annually, making this business very promising. NCA has suffered from inadequate funding and an old, fuel-guzzling fleet. We are taking advantage of our conversion of this company to a consolidated subsidiary to

Fleet Size and New Vessels
(As of May 12, 2006)

	Year ended March 31, 2005			Year ending March 31, 2008
	March 31, 2005	New vessels		March 31, 2008
Dry bulkers, tankers, LNG carriers, etc.	371	106	→	490
Containerships, conventional vessels, car carriers, etc.	275	59	→	310
Total	646	165	→	800

• **Air Cargo Demand Forecast**



(Billions of revenue tonne kilometers)
800
600
400
200
Actual
1993–2003
Average annual growth of 6.2%
Forecast
Average annual growth rate, 2003–2023
High 7.5%
Standard 6.3%
Low 5.1%
High
Standard
Low
1993
1998
2003
2008
2013
2018
2023

Source: *World Air Cargo Forecast 2004/2005*, The Boeing Company

• **Potential Service through Alliance**



NYK Line
One strength on trunk routes is effective operations between major Chinese cities by wholly owned companies.
Yamato
Apply parcel delivery expertise to provide delivery clearing-house distribution.
Tianjin
Yamato
Employ domestic delivery network in Japan.
Wuhan
Shanghai
NYK Line
Apply its strength as a carrier on marine and air transport on PRC–China routes.
Guangzhou
Both Groups
Logistics warehouses, product inspection functions, etc.

steadily introduce new aircraft. That operation should break even in the year ending March 2007, generating ¥7 billion in income before extraordinary items two years later.

NCA will purchase two new aircraft for the second consecutive year. Management plans to retire the six older planes in the 10-aircraft fleet in mid-2008, and we have ordered new B747-8F aircraft as a launch customer* of Boeing Company. NCA will also charter aircraft to serve the highly promising PRC and Russian markets while forming alliances with other airfreight companies. We are confident that our expertise will ensure NCA's further development.

NCA outsources its fleet maintenance but is developing plans to bring this work in-house in mid-2008 and is recruiting personnel and developing systems accordingly. NCA is implementing its initiatives with a sense of speed in keeping with the rapid expansion of the air cargo market.

The alliance with Yamato Holdings is optimal because it makes the most of both companies' strengths and allows us to respond better to customer requirements. We established NYK Logistics (Japan) Co., Ltd., to handle our domestic logistics services. Import-focused demand from Japanese, European, and American retailers is expected to expand the need for logistics services in the years ahead, and the tie-up with the Yamato Group will enable us to aggressively expand our integration of overseas and domestic services. We are also considering an alliance with the Yamato Group to create highly competitive integrated services catering to Japanese automakers, electronics and appliances manufacturers, and retailers expanding offshore, particularly in the PRC.

NYK Logistics (Japan) has won top marks for its domestic logistics and transportation capabilities, which we seek to apply in our overseas logistics for unparalleled quality. In systems, we will also enhance our information technology setup with our IC tag technology.

Strategy 3:

Enhancement of Corporate Fundamentals

- **Hire and train ships' crews from the Philippines and other countries**
- **Cultivate the skills of Japanese crews**
- **Instill understanding of corporate social responsibility requirements among Group employees around the globe**
- **Establish the Internal Control Committee**

We believe that our first two strategies are essential if we are to reinforce our business platform in order to meet the expectations of our stakeholders. Our medium-term management plan calls for operational safety, environmental management, employee training, technological development,

* *Launch customer*
When producing new aircraft, launch customers provide orders to take aircraft manufacturers over the profitability line and provide backing for new aircraft production plans. This relationship contributes substantially to aircraft design.



NYK-TDG Maritime Academy

Opening:	June 2007
Students:	60 for navigation, 60 for engineering
System:	Four years (three in the classroom, one on board)
Planned location:	Canlubang, on the outskirts of Manila
Instructors:	Approximately 30

information management, and CSR supervision. Our top priorities are ship safety and CSR.

We are carefully hiring and training ships' crews, as they are crucial to our future. We have expanded recruiting over the years to encompass the Philippines, the PRC, India, Croatia, and Romania as our business has grown. We have especially emphasized the Philippines, establishing NYK-Fil Ship Management, Inc., in that nation in 1989 to attract and train seafarers. Filipinos account for roughly 70% of our 13,000 crew members. We will make further progress in the Philippines in 2007, establishing a mercantile marine university in suburban Manila. This is our second such institution. NYK's predecessor, Mitsubishi Shokai, established the Tokyo University of Mercantile Marine (now the Tokyo University of Marine Science and Technology) in 1875.

We also recognize the importance of securing Japanese crews, and we began in-house training in 2005 to stem the decline in numbers. It used to be impossible to obtain a seafarer's certificate without graduating from a mercantile marine college or high school. Reforms to Japanese law mean that we can train regular university graduates internally. We accepted three candidates in 2006. Such people will be tremendously important to us in the years ahead, not only working on our vessels but also providing our domestic and overseas operations with technical support to enhance safety and training other crew members.

On April 1, 2005, we established the CSR Management Headquarters, headed by myself. As members of society, companies cannot hope to grow sustainably without society's acceptance. The NYK Group has long endeavored to contribute to society in various ways, but I intend to create a climate in which our operations and people can better translate an understanding of CSR into their daily activities. The CSR Management Headquarters guides and encourages our Group businesses around the world. It will require perseverance to ensure that all our 33,000 people appreciate the full importance of CSR, but this effort is an essential part of our ongoing operations as a corporate group.

In April 2006, we set up the Internal Control Committee, which I head. We have also consolidated compliance and risk management functions into the Compliance and Risk Management Group, which operates under the CSR Management Headquarters. This structure has enhanced communications between auditors and the Internal Auditing Office and independent auditors. The Internal Auditing Office has stepped up compliance and efficiency assessments of operations. We will strengthen the activities of the Disclosure Committee to maintain and improve market trust and ensure that our financial information remains credible.

The operating climate continues to change dramatically, notably through surging oil prices and exchange rate fluctuations. We accordingly intend to review New Horizon 2007 in autumn of 2006, modifying our initiatives and targets as necessary to stay on our expansion path.

We view changes in the economic structure as an opportunity to become the world's top logistics integrator. We are thus aggressively marketing and building up our fleet while steadily broadening our logistics business to build stable earnings foundations. We would like you to remain on board as we chart our new course toward prosperity.

June 2006



Koji Miyahara
President

Review of Operations

In line with "Forward 120," the medium- to long-term management vision implemented in 2003, the NYK Group established a Global Logistics Headquarters and a Bulk/Energy Resources Transportation Headquarters—a segmentation designed to promote the development of common strategies and tactics, as well as to increase synergies. The Global Logistics Headquarters comprises container transport, car transport, logistics and terminal-related operations, while the Bulk/Energy Resources Transportation Headquarters constitutes the bulk transport of such items as iron ore and coal, and the transport of energy resources, including crude oil and LNG. However, operations within each of the headquarters do not correspond exactly with the same general categories from an accounting standpoint.

Chart of Operations



Global Logistics Headquarters
Container Transport
Logistics
Terminal and Harbor Transport
Car Transport
Bulk/Energy Resources Transportation Headquarters
Bulk Transport
Energy Resources Transport
Liner Trade
Logistics
Terminal and Harbor Transport
Other Shipping
Cruise
Real Estate
Other

Fiscal 2006 Revenues by Business Segment



Real Estate
Cruise
11.5%
Terminal and Harbor Transport
5.4%
Liner Trade
26.4%
Logistics
20.9%
Other Shipping
33.2%

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries
(Consolidated fiscal years ended March 31, 2006 and 2005)

Segment Information by Business	Millions of yen						Thousands of U.S. dollars		
	2006			2005			2006		
	Revenues	Operating Income	Income before Extraordinary Items	Revenues	Operating Income	Income before Extraordinary Items	Revenues	Operating Income	Income before Extraordinary Items
Liner trade	¥ 539,179	¥ 16,025	¥ 17,536	¥ 457,044	¥ 46,061	¥ 45,009	$ 4,589,927	$ 136,422	$ 149,277
Other shipping	677,737	106,337	108,230	571,790	103,815	101,104	5,769,447	905,228	921,340
Logistics	426,431	12,751	12,992	357,198	8,367	8,135	3,630,128	108,545	110,600
Terminal and harbor transport	111,475	7,300	2,189	109,010	4,147	398	948,969	62,148	18,631
Cruise	40,750	521	(208)	33,432	(3,628)	(4,784)	346,898	4,434	(1,767)
Real estate	12,523	2,850	3,410	12,956	2,842	3,305	106,606	24,260	29,031
Other	234,270	(5,359)	(3,700)	146,670	(239)	1,626	1,994,293	(45,622)	(31,496)
Elimination and corporate	(113,063)	56	3	(82,002)	10	10	(962,482)	474	24
Total	¥1,929,302	¥140,481	¥140,452	¥1,606,098	¥161,375	¥154,803	$16,423,786	$1,195,889	$1,195,640

Segment Information by Region	Millions of yen			
	2006		2005	
	Revenues	Operating Income	Revenues	Operating Income
Japan	¥1,495,319	¥116,175	¥1,262,763	¥153,013
North America	232,500	8,736	190,651	(3,410)
Europe	162,846	6,537	124,119	5,694
Asia	102,839	8,623	78,505	5,928
Other	9,724	174	8,699	(119)
Elimination and corporate	(73,926)	236	(58,639)	269
Total	¥1,929,302	¥140,481	¥1,606,098	¥161,375

Fiscal 2006 Revenues by Region



Other
0.5%
Asia
5.1%
Europe
8.1%
North America
11.6%
Japan
74.7%

Liner Trade




26.4%


Liner Trade Segment Revenues
(Billions of yen)
600
450
300
150
0
2003
2004
2005
2006

Operating Overview Freight shipping remained solid in the year to March 31, 2006. Efforts to improve freight rates helped boost segment revenues 18.0%, to ¥539.2 billion. At the same time, high bunker oil costs and rising inland transportation costs caused operating income to drop 65.2%, to ¥16.0 billion, with income before extraordinary items falling 61.0%, to ¥17.5 billion.

Freight shipping on our North American routes was strong but profitability suffered from high bunker oil prices and increased inland transportation costs. Shipments on European routes were favorable, reflecting a high euro, and we augmented our fleet to accommodate buoyant export demand from the PRC. A strong economy supported solid shipping demand on Australian routes.

Subsidiary Tokyo Senpaku Kaisha, Ltd., enjoyed a recovery in rates but also faced increased costs because of charter market inflation in Asia. On Central and South American and African routes, we endeavored to boost cost competitiveness amid increasingly stringent competition by expanding our fleet. NYK-Hinode Line, Ltd., was able to raise rates on all regular routes against a favorable operating backdrop.



• **NYK Group Transport**


Asia–U.S. Routes
(Thousands of TEUs)
800
600
400
200
0
2003
2004
2005
2006
Asia→United States
United States→Asia
Asia–Europe Routes
(Thousands of TEUs)
400
300
200
100
0
2003
2004
2005
2006
Asia→Europe
Europe→Asia

• The NYK Group's container transport volume is increasing steadily on all routes, including Asia–United States and Asia–Europe.

• **Freight Rates**


Asia–U.S. Routes
(U.S. dollars)
2,400
1,800
1,200
600
0
Asia→United States
United States→Asia
2002
2003
2004
2005 (CY)
Asia–Europe Routes
(U.S. dollars)
2,000
1,500
1,000
500
0
Asia→Europe
Europe→Asia
2002
2003
2004
2005 (CY)

Source: Containerization International

• In the fiscal year ended in March 2006, freight rates per TEU increased on all routes, against a backdrop of steadily rising freight volume.

Container Transport

Building a structure that can respond flexibly to changes in the export climate, such as expanding container demand and diversifying route needs

Expanding Fleet in Keeping with Container Trade Growth

In recent years, rapid economic development in Brazil, Russia, India, and the PRC has transformed global goods flows and the international division of production and consumption. The volume of container traffic is rising, and the NYK Group will carefully project market demand while investing aggressively in its fleet.

As of the end of March 2006, we maintained 113 containerships capable of hauling an aggregate 564,000 TEUs (20-foot equivalent units). We have one of the world's largest such fleets. We have ordered 27 new vessels, for delivery between 2007 and 2010, to accommodate rising container transport demand. These include eight 8,100 TEU ships, some of the world's biggest container carriers. One will be delivered in 2006, with a further four in 2007 and three in 2008.

Harnessing One of the World's Largest Shipping Networks

While continuing to enhance its own fleet, the NYK Group shares 124 container vessels as part of the Grand Alliance with other shipping businesses. We are taking advantage of the network's economies of scale to boost handling volume, shipments, and port coverage, thereby improving customer convenience and efficiency. Another benefit of the Grand Alliance is that it enables us to remain competitive while enjoying mutual access to vessels and terminals, avoiding investment risks and cutting costs. In October 2005, the Grand Alliance concluded an agreement with the New World Alliance. In March 2006, we launched an accord to exchange space on three vessels weekly on the Asian and Northern European and Mediterranean routes. We will gradually expand this alliance to cover new routes and satisfy rising container demand while further increasing cost-competitiveness. In addition, on routes connecting Asia with the east coast of North America, we plan to establish joint service on a new weekly route. By steadily expanding such cooperative agreements, we should be able to meet expanding container demand while also becoming more cost competitive.

Stepping up Cost-Cutting

The NYK Group has long endeavored to reduce costs. It has become essential to achieve further reductions because of increasing charter costs and high bunker oil prices. In the year to March 2006, our container transport business instituted ACE 07, a three-year cost-cutting initiative. The effort encompasses negotiating charges, enhancing operations at container terminals and streamlining machinery usage. We have responded to soaring fuel costs by optimizing running economies, which also entails fueling ships at the cheapest ports and reviewing standard schedules to suppress oil consumption.



Birth of the World's Largest Regular Containership Sharing Network

In October 2005, the NYK Group and fellow Grand Alliance members Hapag-Lloyd Container Line, MISC Berhad, and Orient Overseas Container Line agreed to cooperate operationally with the New World Alliance. The latter's members are APL, Hyundai Merchant Marine, and Mitsui O.S.K. Lines Ltd. The accord created the world's largest regular containership sharing network.



Conventional Cargo Transport

Creating a Multipurpose Fleet for Regular Routes

NYK-Hinode Line is building a multipurpose fleet that includes vessels with heavy lifting capacity along its regular routes (the Middle East, Southeast Asia, Europe and the Mediterranean, East Africa, Australia, India, and the South Pacific). That subsidiary operates about 60 such vessels, centered on multipurpose roll-on roll-off (RORO)*1 and open-hatch ships.*2 Among them are vessels with 450-ton cranes and RORO module vessels with ultraheavy capacity,*3 as well as 8,000 deadweight ton single deckers. NYK-Hinode Line plans to deploy 18 new vessels between 2006 and 2009, mainly multipurpose RORO ships.

Multipurpose ships can carry a wide variety of loads very efficiently. We are taking advantage of these characteristics to cultivate demand for cargo that is ill-fitted for containerships, large bulkers, and car carriers. In recent years, Japanese automakers have expanded their overseas production bases to export to neighboring countries. This is driving third-country export demand through Southeast Asia, India, Australia, and the PRC. This approach has reduced volumes per shipment compared with from Japan, which impedes transport with large vehicle carriers but should stimulate demand for multipurpose RORO vessels. As a world-class operator of regular routes, NYK-Hinode Line identified this new demand niche and aims to further expand operations for RORO cargo, heavy goods, steel, containers, and bulk cargo.

*1: *Multipurpose RORO vessels*
These ships are designed to accommodate a variety of cargo and feature a rampway that allows cars and other freight to be loaded and unloaded under their own power (roll-on, roll-off).

*2: *Open-hatch multipurpose vessels*
Having larger hatch openings than conventional ships, these vessels are designed so that differently shaped cargo can easily be dropped in and lifted out of cargo holds.

*3: *RORO module vessels with ultraheavy capacity*
These ships are designed especially to handle ultraheavy modules of large-scale power generation, seawater purification, and other plants that have been dismantled for shipping. Modules are stacked on steplike deck sections that can be adjusted for port height, allowing cargo to be loaded and unloaded directly.

Other Shipping




33.2%

Operating Overview In other shipping, our car transport business enjoyed strong volumes, while our bulk/energy businesses benefited from favorable operating conditions. Segment revenues climbed 18.5%, to ¥677.7 billion. Operating income gained 2.4%, to ¥106.3 billion, while income before extraordinary items improved 7.0%, to ¥108.2 billion.

Other Shipping Segment Revenues
(Billions of yen)


800
600
400
200
0
2003
2004
2005
2006

Car Transport Business

Shipments of finished vehicles were up from a year earlier, reflecting solid worldwide cargo traffic. During the term, four large new vessels went into service, and we also chartered vessels and altered schedules to stabilize operations, thereby reaching our revenue and operating income goals. In vehicle logistics, we steadily expanded our operations in the year under review, particularly in the PRC. Main contributors were a joint business with the COSCO Group for inland waterway car transportation in the PRC, a car parts and finished vehicle land transportation business through a Chinese logistics subsidiary, and finished car terminal operations at major Chinese ports, including Shanghai and Tianjin.

Bulk/Energy Resources Transport Business

Bulk transportation operations entered an adjustment phase after experiencing record prices in the previous term. Nonetheless, we boosted revenues and earnings on solid shipments, largely in the PRC and Asia, for steelmaking materials, coal, and other commodities. We concluded contracts with Korean electric power companies and other customers as part of efforts to secure new third-country business.

In wood-chip carrier operations, free vessel demand declined from summer 2005, although we were able to reach our operational targets through stable contributions from long-term contracts and third-country operations. NYK Global Bulk Corporation, which operates handysize bulkers, exceeded its operating income objectives by maintaining an appropriate fleet size capturing demand for steel materials, raw materials, salt, grain, and other commodities.

NYK Reefers Limited, which ships refrigerated cargo, and Saga Ship-Holding (Norway) AS, whose fleet of open-hatch bulkers carries wood pulp, lumber, and steel materials, also reached their targets on stable contributions based on long-term contracts.

Shinwa Kaiun Kaisha, Ltd., which transports raw materials and bulk freight, augmented its fleet and improved revenues.

In the tanker business, the VLCC market remained strong, while we also benefited from stable revenues flowing from long-term contracts with oil companies in Japan, the United States, and the PRC, helping us reach our initial objectives. We expanded our fleet with two new double-hulled VLCCs during the term and ordered one new vessel and a new chartered ship, which will go into service in 2008 through 2009.

Our petroleum product tankers reached their objectives on high prices stemming from hurricane damage to the U.S. oil industry in August and September 2005 and record cold snaps in Europe and East Asia, as well as stable revenues from 10 LPG carriers under long-term contracts.

We added four LNG carriers during the term. This increased to 36 our fleet of such vessels that we own directly or indirectly though investments in operating companies. We secured new contracts in Japan and from Qatar for projects to supply North America and India and from a cooperative venture with a Russian state-owned shipping firm for a project to supply energy to Indonesia. Kyoei Tanker Co., Ltd., which focuses on tanker transport, and Taiheiyo Kaiun, which transports raw materials and fuels, both did well with long-term contracts and delivered stable revenues and earnings.


TAKASAGO MARU

Car Transport


LYRA LEADER

Harnessing the world's largest specialized car transport fleet and technologies to satisfy customer needs with expertise cultivated over many years and high-value-added services

Bolstering Our Fleet in Line with Rising Demand

Worldwide vehicle shipments are high as automakers around the world increase exports. The NYK Group maintains the world's largest car transport fleet and is investing heavily in new vessels. Nonetheless, we have yet to fully accommodate customer demand. We expect this situation to continue, and will accordingly deploy 20 new vessels over the next three years to bolster our capabilities. We will also charter ships and streamline scheduling.

Worldwide Marine Transport of Automobiles
(Thousands of vehicles)


12,000
9,000
6,000
3,000
0
2003
2004
2005
2006

- **Amid the increasing globalization of manufacturing bases, overall demand for marine transport of automobiles remains robust.**

Responding to Growing Diversity in Demand Resulting from Dispersion of Car Assembly Plants

In recent years, most automakers have accelerated the shift to worldwide production to better serve local markets. Logistics have become more complex, involving finished vehicles, increasing demand for parts distribution and increasingly diverse supply sources. The NYK Group has taken steps to comprehensively satisfy the wide-ranging needs of its customers. These efforts have included reviewing our transportation structure in view of the worldwide shift of finished car production and handling third country transportation. We are also building coastal transportation networks covering Europe, the PRC, and Southeast Asia and are constructing and managing terminals while investing in inland transportation networks. For finished vehicles, we also offer such value-added predelivery services as inspection, repair, and parts supply.

Harnessing Thai Experience to Meet New Challenges in Emerging Markets

The NYK Group earned strong customer confidence by building a finished-vehicle terminal in Thailand. The Group was thus able to offer a comprehensive service package encompassing everything from transporting finished vehicles and parts by sea and land to offering predelivery inspections and packaging parts. We are drawing on that experience to meet

Winner of the DaimlerChrylser 2005 Global Supplier Award

In January 2006, NYK received its third Global Supplier Award from DaimlerChrysler Corporation. This award is bestowed annually on one of DaimlerChrysler's suppliers, based on the four categories of quality, cost, technology, and supply. Eight awards are given—one each for such categories as interior, exterior, chassis, and electrical components, as well as logistics.




NYK LINE

new challenges in the PRC and other emerging markets. We support customers in the auto sector in various ways. We invest in and operate finished-vehicle terminals in Shanghai, Dalian, Tianjin, and Guangzhou. Subsidiaries NYKCOS Car Carrier Co., Ltd., and Straits Auto Logistics Ltd. transport finished vehicles along the coasts and nearby seas of the PRC and Malaysia. NYK Logistics (Philippines) Ltd. offers predelivery inspection and supplies auto parts. Joint venture Shanghai NYKANJI Car Transportation Co., Ltd., provides inland transportation for finished cars.

Supporting Global Auto Industry Growth

The NYK Group has drawn on its position as the operator of the world's largest car carrier fleet and advanced transportation technologies to support the global growth of the auto industry. We will build more carriers that allow us to cover all vehicle categories, including sports utility vehicles and trucks. We will also contribute to the development of the automotive industry by adding terminal equipment and providing such services as shore transport, inland delivery, and predelivery inspections.

Bulk Transport

Expanding our fleet to meet growing marine transport demand, contributing to stable supplies of such raw materials as iron ore and coal, and the energy that is essential to economic activity

The NYK Group's bulk transport business has long served Japanese customers through bulk transportation of iron ore, coal, wood chips, cement, agricultural products, and other essentials of economic activity. We have earned a strong reputation for efficiently employing a fleet of diverse vessels in keeping with cargo characteristics, our expertise and track record for safety, and our global marketing network.

Our steelmaking materials group responded to surging iron and steel demand in the PRC by launching plans to deploy 60 bulk carriers by 2010. We are running two or three years ahead of that schedule. In our bulk transport business, we seek to serve customers in the PRC, India, and Brazil in the years ahead.

The coking coal group increased imports for Japanese electric power companies in the year under review, taking advantage of a boom in the Panamax freight market to post record results. Coking coal is a plentiful and relatively cheap energy resource, and we anticipate stable demand from power companies and industrial users. That is why we plan to start operating 35 post-Panamax bulkers by 2010.

The papermaking materials group mainly serves Japanese papermakers through long-term contracts. Recent years have seen moves to use wood chips as biomass fuel, which has created a new source of transport demand. Japanese electric power companies are looking closely at biomass to help address environmental issues, and we are considering collaborating with customers to cultivate this area.

NYK Global Bulk Corporation operates around 100 handysize bulkers, making it Japan's top player and one of the largest in the world. Handysize bulkers are between



20,000 and 60,000 DWT in size, and their key advantage is maneuverability. Many ports can only admit smaller ships and have no cargo-handling facilities. Handysize bulkers can enter such ports, and they carry their own cranes so they can enter ports without such infrastructure. They generally carry bulk cargo, such as coal, nonferrous metals, cement, grain, steel, salt, and wooden materials, but they can also accommodate stacked freight. This flexibility is a major advantage. One challenge with handysize bulkers is to maximize loads throughout their routes. In the past, ships frequently made return trips empty. In the future, we will work to increase route freight volumes and attract new customers around the world, adding new types of freight to increase usage rates and raise revenues and earnings.

Dry Bulk Transport Volume
(Millions of tonnes)


2,000
1,500
1,000
500
0
2003
2004
2005
2006
(Forecast)
Grain
Coking coal
Iron ore
Standard coal
(fuel coal)

Dry Bulk Market Forecast
(B.D.I.)


6,000
4,500
3,000
1,500
0
2003
2004
2005
2006

- **Dry bulk transport volumes have increased, but the market has entered an adjustment phase.**

Energy Resources Transport

Expanding our fleet to meet growing marine transport demand, contributing to stable supplies of such raw materials as iron ore and coal, and the energy that is essential to economic activity

The NYK Group plays a central role in transporting oil, LNG, LPG, and other energy sources.

At the end of March 2006, our oil tanker business operated 37 vessels. These included 33 very large crude carriers (VLCCs) exceeding 200,000 DWT, which enable us to offer very efficient transportation services. We have been steadily switching to double-hulled vessels. In the year under review, we newly deployed two double-hulled VLCCs and one

Aframax (100,000 DWT) tanker. By the year to March 2010, we aim to begin new services with 11 additional VLCCs and three new Aframax tankers, expanding our fleet of double-hulled vessels to 43. The NYK Group's tanker fleet has earned an eminent reputation worldwide for safety, and we aim to generate stable earnings through long-term contracts with Japanese and overseas customers. As part of proactive international efforts, we signed a long-term agreement with Exxon Mobil Corporation in February 2006, concluding another long-term accord in March 2006 with Chinaoil.

The petroleum products group (petroleum products, LPG, and chemicals) anticipates global demand growth in the years ahead, and will expand its fleet. The fleet stood at 12 vessels at the close of the year under review, but we plan to double that number by 2010. In 2008, NYK will deploy another LNG carrier. We will bring two new chemical carriers into service in 2010 through a joint venture with Stolt-Nielsen SA.

Our New Horizon 2007 management plan calls for expanding our LNG carrier fleet to more than 60 vessels by 2010. We have already contracted for 62 vessels and have revised the target to 80 ships by that year. This is because we expect global demand for LNG to expand from 140 million tonnes in 2005 to 270 million tonnes by 2010. Japan and South Korea have been the prime importers of LNG to date. Demand now also is growing in North America, Europe, and India for LNG as a clean energy source, and global demand should continue rising for the foreseeable future. We have concluded contracts to oversee the construction and operation of one carrier each for Tokyo Electric Power Co., Inc., and Kyushu Electric Power Company, Incorporated. Overseas, we have concluded charter contracts for eight carriers serving North America for the RasGas III Project of Qatar and for a third carrier for India's Petronet LNG Limited. We have also concluded a long-term contract to operate two carriers under a joint venture with JSC Sovcomflot, a Russian national shipping company. We established a company specifically to oversee our growing LNG carrier fleet. This company's mission is to maintain and improve fleet management quality, cultivate fleet management experts, and enhance cost-competitiveness. As well as setting up NYK LNG Shipmanagement, we established NYK LNG Shipmanagement (UK) to cater to expanding trade in the Atlantic. The NYK Group is taking advantage of global market growth to harness its expertise in LNG transportation and become the worldwide leader in this field.

Global LNG Demand Forecast

(Millions of tonnes)


400
300
200
100
0
2005
2010
2015
Europe
Asia
United States

Source: Cambridge Energy Research Associates

- **Global LNG demand is forecast to rise substantially. We are expanding our fleet to meet these needs.**



Logistics


NYK LOGISTICS


20.9%

Operating Overview In the year under review, segment revenues rose 19.4%, to ¥426.4 billion. Operating income jumped 52.4%, to ¥12.8 billion, and income before extraordinary items grew 59.7%, to ¥13.0 billion.

Our performance benefited from solid North American demand for vertically integrated import transport and domestic transport services, as well as the full-fledged launch of operations in our European logistics service network, in which we had made forward investments. We expanded in Asia, China, and Oceania on strong demand for automotive, electrical machinery, and retail logistics services. In Japan, NYK Logistics (Japan) Co., Ltd., expanded its import services and became profitable in only its second year of operations. Benefiting from brisk air cargo demand, Nippon Cargo Airlines Co. Ltd. continued to surpass its targets. In May 2006, we concluded a strategic operational and capital alliance with Yamato Holdings Co., Ltd., to employ the management resources of both groups in enhancing customer services.

Logistics Business Revenues
(Billions of yen)


480
360
240
120
0
2003
2004
2005
2006

Providing logistics services that combine hardware and software and satisfy diverse supply chain needs

Becoming an Essential Partner for Customers

We not only offer warehousing and other assets but also logistics systems to meet customer needs. The quality of those systems is the strength of our logistics business.

The global market climate has become increasingly competitive for our customers in recent years. It is critical for these companies to optimally locate production and ensure that their supply chains and other capabilities can properly serve new consumption areas. The NYK Group aims to be their best solutions partner.

We provide high-value-added warehousing management and are reinforcing our distribution network, enabling us to offer services that encompass domestic and international transportation, consolidation, customs clearance, packaging, and order and inventory information management. In June 2006, we launched Yusen Yamato Global Solutions with Yamato Holdings to integrate superb domestic collection and delivery systems with global transportation services. We employ state-of-the-art information technologies to help scheduling management and design logistics management processes in response to customer needs.

We serve automotive customers, for example, with trucks that pick up parts from several plants on their runs and deliver them to finished-vehicle plants. In retailer goods logistics services, we have won acclaim for our cross-dock building operation, which sorts products from containers based on orders (models, unit numbers, and destinations).



Constructing a Logistics System Covering Six Bases Worldwide

Our regional services all operate under the NYK Logistics brand. Our worldwide management structure covers operations in six areas: the Americas, Europe, the PRC, Asia, Oceania, and Japan. We have 333 logistics centers in 33 countries and regions. Each center is part of an advanced information system that links our sea, land, and air transportation network that enables us to produce a unique array of proposals.

Medium-Term Management Plan

In April 2005, the NYK Group initiated New Horizon 2007, a three-year management plan that aims to expand new businesses and pursue activities to dramatically improve revenues and earnings. In the year under review, we endeavored to broaden operations at many of our sites and concentrate on enhancing warehousing operations, which greatly strengthened profitability. We will continue to push ahead with this initiative in the coming fiscal year. We will also step up contract and safety management to further rationalize operations and bolster efficiency.



NYK Group Distribution Centers
(333 locations in 33 countries)



• We are expanding the infrastructure that is required for integrated logistics operations, such as distribution facilities and warehouses.

Cross-Dock Facilities—Delivering High-Value-Added Services that Enable Unit Transport Management

Our cross-dock system entails removing products from a single container and sorting and reconsolidating them for sending to customer stores and logistics centers. This system optimizes shipments for customers because it lets them send to stores the specific numbers of goods that sales conditions justify.



Terminal and Harbor Transport



5.4%

Operating Overview In the year under review, the terminal and harbor transport business enjoyed favorable cargo movements, with steady growth in volumes handled at container terminals in Japan, Asia, North America, and other areas. Segment revenues gained 2.3%, to ¥111.5 billion. Operating income increased 76.0%, to ¥7.3 billion, and income before extraordinary items jumped 450.0%, to ¥2.2 billion.

Terminal and Harbor Transport Business Revenues
(Billions of yen)



120
90
60
30
0
2003
2004
2005
2006

Streamlining harbor infrastructure to deliver comprehensive logistics capabilities

Harbor Terminals Key to Comprehensive Logistics

To offer comprehensive logistics services, it is essential for harbor terminals to operate efficiently as relays for sea and land transport. The NYK Group is the world's ninth largest global terminal operator, with 26 facilities in Asia and Oceania, North America, and Europe. We are endeavoring to expand and streamline these operations. In Japan, we have facilities in Tokyo, Kobe, and Yokohama. Overseas, we directly manage terminals in Los Angeles and New Orleans in the United States, Halifax in Canada, and Kaoshiung in Taiwan. We have also invested in container terminals in Nagoya, Montreal in Canada, Amsterdam in the Netherlands, Laem Chabang in Thailand, and Sydney in Australia.

Expanding Coverage to Serve Market Growth

Ceres Terminals, Incorporated, which we acquired in 2002, has improved our operations and profitability in serving the east coasts of the United States, Canada, and Mexico. Ceres Paragon Terminals B.V. in Europe has begun handling port calls on major new routes, such as North America–Europe and Asia–Europe. We are looking into establishing terminal operations in the PRC, Asia, and other markets to serve growing demand. We have launched a container terminal operation in Dalian, the PRC, through a strategic partnership with the local port authority, and in April 2006 we entered into a capital agreement with Dalian Port (PDA) Company Limited, the authority's subsidiary. By deepening this strategic alliance, we plan to expand our container terminal and finished car terminal businesses, and in general extend our distribution activities covering ocean, land, and air.



OC70
NYK
NYK LODESTAR
PANAMA

Cruise





2.0%

Operating Overview Owing to a recovery in the U.S. market, cruise operations posted solid revenues during the top summer season. In Japan, in the fourth quarter, we replaced *Asuka* with *Asuka II*. Segment revenues were up 21.9%, to ¥40.8 billion. The operating loss was unchanged, at ¥3.6 billion. The loss before extraordinary items was ¥200 million, a substantial improvement from ¥4.8 billion a year earlier.



Cruise Business Revenues
(Billions of yen)
40
30
20
10
0
2003
2004
2005
2006



ASUKA II

Winning accolades as a luxury cruise operator with attractive tours

Solidifying Our Presence in the U.S. Luxury Cruise Market
U.S. subsidiary Crystal Cruises, Inc., operated three large luxury ships in 2005. The first was *Crystal Harmony*, which started operations in 1990 and has a total tonnage of 48,621 Kt (gt) and a passenger capacity of 940. The second was *Crystal Symphony*, which began cruises in 1995. It has a total tonnage of 51,044 Kt (gt) and a passenger capacity of 940. The third was *Crystal Serenity*, which began cruises around the world in July 2003. It has a total tonnage of 68,870 Kt (gt) and can carry 1,080 passengers. We have since redeployed *Crystal Harmony* to serve in Japan, leaving two cruise ships operational in the U.S. market.

2005 rankings according to the *Complete Guide to Cruising and Cruise Ships*

☆☆☆☆☆
(Five Stars)
Crystal Symphony

☆☆☆☆☆
(Five Stars)
Crystal Serenity

Crystal Cruises has won accolades for its services. They include an award from *Travel & Leisure* magazine and the World's Best Large-Ship Cruise Line Award from *Condé Nast Traveler* magazine.

Deploying *Asuka II* to Expand Japanese Cruise Market
In Japan, NYK Cruises Co., Ltd., offered global and domestic cruises with *Asuka* from 1991 through February 2006. It had a total tonnage of 28,856 Kt (gt) and a passenger capacity of 592. Passenger cruises have become increasingly popular among Japanese consumers. In recent years, and *Asuka* has been fully booked in summer for several seasons. This prompted NYK Cruises to replace that vessel from February 2006 with the renovated *Crystal Harmony*, now named *Asuka II* and with a total tonnage of 48,621 Kt (gt) and a passenger capacity of 720. This vessel should allow us to broaden customer services and further expand the luxury cruise market.

Real Estate 



0.6%

Operating Overview This business area focuses on office leasing. In the year under review, we concentrated on cutting costs and increasing occupancy rates. Segment revenues were down 3.3%, to ¥12.5 billion, but operating income rose 0.3%, to ¥2.9 billion. Income before extraordinary items advanced 3.2%, to ¥3.4 billion.

Real Estate Business Revenues
(Billions of yen)



16
12
8
4
0
2003
2004
2005
2006

The NYK Group owns real estate throughout Japan. We rent and maintain mainly office and commercial buildings in Tokyo, Yokohama, Nagoya, Kobe, and other cities.

Other 



11.5%

Operating Overview Tugboat operations maintained revenue levels but earnings were down. In contrast, the trading, manufacturing and processing, and shipping agency businesses posted revenues and earnings gains, while results from restaurant operations were unchanged.

During the year under review, Nippon Cargo Airlines Co., Ltd. (NCA), became a consolidated subsidiary. This business greatly boosted revenues following the addition of two planes to its fleet but suffered losses owing to rocketing fuel costs.

As of May 15, 2006, we absorbed the wholly owned Global Logistics Investments, the holding company of Nippon Cargo Airlines.

Segment revenues were ¥234.3 billion, the operating loss was ¥5.4 billion, and the loss before extraordinary items was ¥3.7 billion.

Other Segment Revenues
(Billions of yen)



240
180
120
60
0
2003
2004
2005
2006

The other segment also includes oil wholesaling, airfreight services, information processing, and travel services. It also includes domestic and international ship agency services, the tugboat business to help assist ships within harbors, and ship machinery and fixtures wholesaling.

NCA Converted to Consolidated Subsidiary

NCA became a consolidated member of the NYK Group in August 2005. It is Japan's sole international air cargo company. NCA was an equity method affiliate in which NYK and All Nippon Airways each had stakes of 27.6%. We acquired a controlling share after concluding an agreement with the latter company. We aim to expand NCA's operations to cater to anticipated growth in the air cargo market and bolster customer services while reducing costs to step up competitiveness.



NCA consolidation designed to strengthen our sea, land, and air networks

Transportation Network Linking the World

Since its inauguration in 1985, NCA has steadily expanded its fleet and operations to build a solid position in the global air cargo industry. Its fleet comprises two Boeing 747-400Fs and 10 747-200F/SFs. NCA operates 49 flights each week, transporting electronics, automotive components, and other items among major cities in Japan, Europe, and Asia.

Preparing to Expand Fleet with Next-Generation Models and Meet Growing Demand

Global air cargo traffic is expanding between 5% and 10% annually and should continue to increase over the long term. NCA is working to upgrade and broaden its fleet to cater to rising demand and enhance its global cost-competitiveness. From 2005 through 2008, it plans to deploy 10 Boeing 747-400Fs, and between 2009 and 2015 an additional 14 Boeing 747-8Fs, which are each designed to carry more than 130 tonnes. The company will accordingly decommission its 747-200F/SFs as new planes come into service. NCA seeks to build a fleet of 22 next-generation aircraft by the year ending March 2016.


NCA

Global NYK Group Business Infrastructure Covering Sea, Earth, and Air


Mines


Forests


Orchards


Oil fields


Gas fields


Container terminals


Specialized finished car terminals

Bulk Carriers

Our bulk carriers, which transport iron ore, coal, and agricultural products, constitute the third-largest fleet in the world.



Wood-Chip Carriers

Including open-hatch bulkers, we operate one of the world's foremost fleets for transporting forestry products.



Reefer Carriers

We operate one of the world's leading reefer carrier fleets, principally transporting fruit.



Tankers

The NYK Group's 33 VLCCs make up the world's third largest fleet of *crude oil tankers.*



LNG Carriers

Japan's first operator of LNG carriers, the NYK Group now operates 36 of these ships.



Containerships

We provide one of the world's most extensive shipping route networks for containerships.



Car Carriers

The NYK Group's fleet of car carriers is the world's largest, meeting ongoing increases in demand for car transport.


NYK

Cruise Ships

Our cruise ships consistently rate at the top of the luxury class.



Fleet Size at the End of the Fiscal Year

	Bulk Carriers (Capesize)	Bulk Carriers (Panamax and Handysize)	Wood-Chip Carriers	Reefer Carriers	Tankers
Vessels	97	156	46	27	66
Deadweight tonnes Kt (dwt)	13,604,859	6,888,244	2,149,816	252,718	11,054,742



Manufacturing facilities
Steel plants
Markets
Refineries, generating plants
Gas tanks
NCA
Air Cargo Transport
Japan's only air cargo transport company
Distribution center
Logistics
Meeting diverse customer needs with tailor-made supply chain solutions
Terminals
One of the world's foremost terminal operators, with operations involving container, finished car, and other terminals
Container terminal
Finished car terminal
Consumers

Distribution	Terminals	Air Cargo Transport
Distribution centers and facilities:	Container terminals: 19	New aircraft (B727-400F): 2
Worldwide in 333 locations, 33 countries	Finished car terminals: 8	Classic aircraft (B747-200S/SF): 10
Total warehouse space: 2,110,000 m²	Passenger terminals: 6 (some overlap)	

	LNG Carriers	Containerships (Including semi-containerships)	Car Carriers	Cruise Ships	Others	**Total**
	22	141	113	3	38	**709**
	1,548,410	4,676,895	1,681,168	21,577	389,867	**42,268,296**

Corporate Governance Initiatives

To ensure that it maintains the trust of its shareholders, customers, business partners, regional communities, and other stakeholders, NYK strives to create and maintain a management structure that provides appropriate management transparency and efficiency.

NYK employs an auditing system. Our Board of Corporate Auditors incorporates four members, including two outside corporate auditors, and oversees the activities of Company directors. Full-time auditors are located in the Auditing Department.

Our Board of Directors, which comprises 14 members, makes decisions involving legal matters, sets major management policies and strategies, and oversees the execution of business activities. We also employ a 39-member Committee of Directors, which includes some members of the Board of Directors. This committee focuses on the execution of business matters, based on Board resolutions and decisions.

The Executive Committee for Strategic Management, which deliberates matters of major importance from the viewpoint of management strategy, comprises members at the senior managing director level or above and determines direction for the Board of Directors. We have also established the NYK Group Conference of Presidents to strengthen Groupwide management and transparency.

Beginning with the fiscal year ending in March 2007, we will establish an Advisory Board comprising key individuals from outside the NYK Group, with the aim of increasing the level of impartiality and diversity of the advice and proposals the Group receives, ultimately contributing to increases in corporate value. This board will provide advice to the Executive Committee for Strategic Management.

This internal structure is designed to provide clear lines of authority and responsibility for business operations, allow fast and appropriate decision making, and increase management transparency and efficiency.


General Meeting of Shareholders
Assign, remove members
Assign, remove members
Board of Directors
(Sets management policy, oversees operational execution)
Audit
Board of Corporate Auditors
Financial Auditor
Assign, remove, supervise members
Advisory Board
(To be established in the fiscal year ending in March 2007)
Executive Committee for Strategic Management
(Deliberate matters of major importance)
NYK Group Conference of Presidents
Reports
Committee of Corporate Officers
(Operational execution)
Internal audits
Headquarters Divisions
Internal Auditing Office
Group Companies

Internal Control System

Corporate auditors organize the structure for effective auditing, and the Internal Audit Department, which serves as the primary audit body for all companies in the NYK Group, checks and evaluates Group businesses for efficiency and effectiveness.

(1) Compliance with Laws and Articles of Association

To strengthen our corporate governance structure ahead of the May 2006 enactment of the Company Law in Japan, we established the Internal Control Committee under the Corporate Social Responsibility Management Headquarters in April. NYK's president heads this committee, which oversees the Compliance and Risk Management Group.

To elucidate our corporate stance clearly to people both inside and outside the Group, we have established the NYK Group mission statement. We have incorporated this statement into the NYK Line Business Credo, which describes codes of conduct that all directors and employees must follow. These guidelines form the basis for the thorough enforcement of compliance. Our internal structure consists of a Compliance Committee, and a chief compliance officer (CCO). We have also set up an office for consultation to encourage reporting from within the Group to prevent even minor problems or potential issues from escaping our notice. Furthermore, we conduct the A Month of General Compliance Review Campaign every year to keep all our directors and employees fully conscious of the need for compliance and to encourage them to take specific measures to that end.

(2) Risk Management

Supervisory departments within the Company respond to the various types of operating risks that our business involves, and various controls have been enacted to ensure compliance with internal regulations. To further ensure appropriate risk management, the Company has created the Risk Management Department to periodically measure the Company's overall risk management activities. As is mentioned above, as of April 2006 this department has been reorganized as the Risk and Compliance Management Group. With this department at the core, we have created a Company-wide internal control system that meets the need for an integrated approach toward ongoing internal control, with controls in place for various types of risk.

(3) Financial Reporting to Ensure Trustworthiness and Comply with Disclosure Requirements

In its financial reporting, NYK applies corporate accounting standards that are generally accepted to be fair and appropriate and seeks to maintain its own trustworthiness. We realize the importance of the timely disclosure of corporate information with documentation that conforms to the Securities Exchange Law, the Japanese Company Law, and other legal stipulations. Furthermore, we comply with the regulations set forth by securities exchanges and provide shareholders, investors, and other stakeholders with a range of information through our investor relations activities and on our website. To gather disclosure information related to our statements of accounts, we have designated a reporting division that gathers disclosure information from each department without allowing leaks, and have set in place a checking system.

The Information Disclosure Committee, chaired by the president, is reviewing disclosure control and compliance; this committee will create a system to evaluate the Company's conformance in periodic financial securities reports.

Executive Compensation

Executive compensation paid to Company directors and auditors during the year under review is indicated below. This compensation includes director bonuses and executive retirement benefits. (Amounts of less than one million yen have been rounded off.)

	Directors	Auditors (of which, to outside corporate auditors)	Total
Executive compensation	¥1,212 million	¥142 million (¥18 million)	¥1,354 million

Auditor Compensation

Compensation paid to auditors during the year under review is indicated below. (Amounts of less than one million yen have been rounded off.)

1) Compensation for activities stipulated by Section 1, Article 2 of the Certified Public Accountants Law: ¥54 million
2) Compensation other than that described above: ¥2 million

Corporate Audits, Audit Organizations, and Financial Audits

NYK has established the Internal Auditing Department, comprising 13 members, which performs audits in accordance with our Internal Audit Resolutions. We have also created overseas group administration offices (GAOs) in five locations—the United States, Europe, South Asia, East Asia, and Oceania—to perform internal audits. Each GAO reports to the Internal Auditing Department.

All four of our auditors, including two outside corporate auditors, follow the audit procedures set by the Board of Corporate Auditors. These auditors participate in Board of Directors meetings and other important meetings, listen to the status of duties executed by directors, the Internal Auditing Department, and other personnel, and peruse documents involving important decisions. One member of the Internal Auditing Department supports the auditor in his audit activities. Corporate auditors ensure the impartiality of financial auditors, and corporate and financial auditors work together to ensure seamless communications and a mutual exchange of information and strive to improve auditing efficiency. Corporate auditors convene each month for a meeting of the Board of Corporate Auditors to review audit results and share other information. These auditors also meet periodically with the Internal Auditing Department, and meet every three months with the financial auditors, thereby promoting communication among the three audit groups.

NYK's financial audits are conducted by certified public accountants Masaki Ayukawa, Koichiro Kimura, and Tatsuya Arai, all of whom are with the firm ChuoAoyama PricewaterhouseCoopers. Assisting these three are 19 other certified public accountants, 10 accounting assistants, and eight others. Audits are performed according to generally accepted standards for audit fairness and appropriateness.

Human, Capital, or Other Relationships or Interests Existing between NYK and Its Outside Directors and Outside Corporate Auditors

Keisuke Kitajima, an outside corporate auditor for NYK, is a director of the Daiwa Securities Group Inc. and an outside corporate auditor of Nippon Life Insurance Company. Tsuyoshi Miyazaki, also an outside corporate auditor, is a senior advisor for Mitsubishi Logistics Corporation. NYK has business relationships with both Daiwa Securities and Mitsubishi Logistics, but no personal interests exist between NYK and these outside corporate auditors individually.

Company Activities during the Past Year to Improve Corporate Governance

As NYK is expanding its operations on a global scale, its compliance initiatives must extend to its overseas companies as well as domestic operations. In the past year, we have conducted compliance training at four overseas locations, providing instruction and extensively strengthening compliance at our overseas companies and branches.

Furthermore, we have implemented an English-language e-learning system that provides an environment enabling all employees at all locations to study on their own at any time from their own personal computers.

In addition to the internal audit activities that NYK conducts in Japan, we distributed questionnaires designed to allow overseas companies in the NYK Group to conduct self evaluations of their internal compliance. These evaluations were complemented with on-site audits. In addition, we conducted a questionnaire poll of managers concerning the internal control structure. In the future, we will continually persevere to implement corporate governance to ensure management in a way that is both fair and transparent.

Corporate Social Responsibility (CSR) Initiatives

In 2005, NYK celebrated its 120th anniversary of establishment and created a new Group mission statement: "Through safe and dependable *monohakobi* (transport), we contribute to the betterment of societies throughout the world." The NYK Group recognizes that as a comprehensive global logistics enterprise, it has the social responsibility of contributing to the world's economic and social development. The Group mounts various initiatives to ensure that the everyday operations of all its employees contribute to these ends. The NYK Group is also proactive in its efforts to be a good corporate citizen, thereby contributing to all stakeholders through its sustainable growth and increases in its corporate value.

CSR Management Structure

In April 2005, we established the CSR Management Headquarters, which is headed by NYK's president. Intended to foster a climate in which all the NYK Group's departments and employees can have a true understanding of society's needs and incorporate this understanding into their daily duties, the organization takes part in a wide range of activities through which it guides and encourages Group businesses around the world. From April 2006, we have been assigning CSR coordinators at Group companies in Japan and at overseas entities to create a Group-wide CSR network. We have also combined previous compliance and risk management functions into the Compliance and Risk Management Group, which was established within the CSR Management Headquarters.

Safe Operations

As a comprehensive logistics group, we have consistently sought to improve the safety and quality of our logistics services via sea, land, and sky. Specifically, the safe operation of our fleet is a matter of top management priority for the NYK Group. One of the most fundamental parts of our corporate mission is to transport the goods with which customers have entrusted us to their destinations safely and on schedule. All the people in the NYK Group who are involved in the safe operation of our fleet work to continually improve safety under the slogan "Sail on Safety." We continue the timely dissemination of safety information and perform ongoing land and sea-based training activities to ensure appropriate responses to marine accidents and terrorism.

Through NAV9000, the in-house safety standards we introduced in 1998, we ensure the safety level of the fleet by asking ship owners and ship management companies to apply these standards to their own management systems. We also keep monitoring their activities and call on them to make necessary improvements. In the fiscal year ended in March 2006, we performed on-site checks of 320 ships and numerous improvements were implemented. We also promoted extensive ship operational safety measures throughout the NYK Group in a number of ways. For example, we promoted Near Miss 3000 activities, which are designed to identify potential problems and take preventive action.

Environmental Management

In March 2005, we formalized our Environmental Management Vision and planned environmental management strategies to help us realize this vision. In line with these strategies, we are making every effort to implement appropriate environmental risk management and reduce the burden that our activities place on the environment. In response to IMO interim guidelines, we initiated a data system in April 2006 based on environmental management indicators. A system was established to expand our data collection activities and enhance our results-oriented management programs for environmental measures. We have established a single multisite structure for the coordination of environmental protection activities around the globe to ensure that Group companies uniformly follow NYK's Green Policy and the ISO 14001-based NYK Environmental Management System. Furthermore, by adopting environmentally friendly ships, vehicles, and cargo handling equipment, we minimize fuel consumption and develop optimal transportation modes and efficient cargo handling systems. We also endeavor to decrease the burden we place on the environment through our overall freight transport activities as a comprehensive logistics group.

Global Human Resource Development

The NYK Group employs approximately 33,000 people throughout the world who perform a broad range of activities. We have created a workplace environment in which all employees can fully apply their capabilities. Through our Global Human Resources (GHR) project, we are accelerating human resource development on a worldwide scale. As we expand our fleet size, we expect to face a shortage of crew members. We are addressing this situation through global recruiting and by strengthening our system for training quality crew members. One new development in this area is our decision to establish a maritime academy in Manila in June 2007. This follows the initiation of a series of "NYK course" lectures at four universities in Croatia, Romania and India. In April 2006, we also began training crew members in Japan, working with educators from crew member training institutions to develop personnel on a range of fronts.

Social Contribution Activities

In September 2005, the NYK Group received the second Asahi Corporate Citizen Award, sponsored by the Asahi Shimbun Company. Since 2000, we have been working with non-governmental organizations on ongoing projects in developing countries, such as providing free transport of recycled bicycles and used school backpacks. Two years ago, we provided free transport of aid supplies on a global scale to countries affected by earthquakes off Sumatra. These efforts to provide service in our main area of business were greatly appreciated. Other volunteer activities include the free transport of aid supplies, charity auctions, fundraising campaigns, and monetary contributions. In addition, the NYK Group accommodates elementary school social studies field trips to its ships and terminal facilities, provides donations and endowments, and participates in a host of other volunteer activities in Japan and other countries. We will continue to proactively expand our social contribution activities.

Financial Section

Contents

Consolidated Six-Year Summary

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries

	Millions of yen					
	2006	2005 [4]	2004	2003 [3]	2002	2001
For the years ended March 31:						
Revenues	¥1,929,302	¥1,606,098	¥1,398,320	¥1,249,242	¥1,142,934	¥1,133,906
Costs and expenses	1,594,598	1,283,769	1,158,352	1,037,373	945,950	918,646
Selling, general and administrative expenses	194,223	160,954	148,035	142,746	131,425	127,620
Operating income	140,481	161,375	91,933	69,123	65,559	87,640
Other income (expenses), net	(29)	(6,572)	(17,270)	(18,779)	(15,451)	(16,341)
Income before extraordinary items	140,452	154,803	74,663	50,344	50,108	71,299
Extraordinary gains (losses), net	5,108	(27,590)	(13,127)	(17,697)	(18,399)	(13,495)
Income before income taxes and minority interests	145,560	127,213	61,536	32,647	31,709	57,804
Income taxes—current	53,839	51,366	33,798	15,350	13,159	26,591
Income taxes—deferred	(3,262)	580	(9,512)	(93)	(337)	(5,134)
Minority interests	2,924	3,941	2,439	3,097	1,348	785
Net income	92,059	71,326	34,811	14,293	17,539	35,562
As of March 31:						
Total current assets	¥ 460,536	¥ 399,501	¥ 370,674	¥ 350,228	¥ 313,917	¥ 322,779
Total current liabilities	612,155	477,865	425,754	370,522	387,322	378,955
Total vessels, property and equipment, net of accumulated depreciation and impairment	856,065	701,157	652,405	651,160	685,712	750,325
Total assets	1,877,440	1,476,227	1,376,664	1,287,170	1,339,923	1,381,594
Long-term debt	506,231	464,196	491,233	548,926	547,657	659,358
Total shareholders' equity	575,366	427,771	358,045	288,363	320,096	278,748
Retained earnings	266,568	203,774	146,756	122,272	116,350	113,684

	Yen					
Per share of common stock [1][2]:						
Net income—primary	¥ 75.04	¥ 58.12	¥ 28.27	¥ 11.48	¥ 14.23	¥ 28.88
—fully diluted	—	—	—	—	14.23	28.21
Shareholders' equity	471.05	350.10	292.88	235.81	260.80	225.36
Dividends applicable to the year	18.00	18.00	10.00	7.50	7.50	7.50

Notes: (1) "Per share of common stock" is calculated based on the weighted-average number of common shares outstanding during each fiscal year.

(2) From the fiscal year ended March 31, 2003, the Company applied the Accounting Standards Related to Accounting for Net Income per Share (Corporate Accounting Standard No. 2) and Guidelines for Applying Accounting Standards Related to Net Income per Share (Guideline No. 4 for Applying Corporate Accounting Standards) to calculate shareholders' equity per share and primary and fully diluted net income per share. The impact of these changes was minimal.

(3) Although vessel expenses, long-term charter charges related to vessels other than container ships used to be recognized in the year in which they incurred, from the year ended March 31, 2003, the Company changed its accounting such that in principle they are now recognized upon completion of arrival back at the port of origin.

(4) From the fiscal year ended March 31, 2005, the Company applied early to its consolidated financial accounts the Accounting Standards Related to Impairment Loss on Fixed Assets (Opinion Paper on the Establishment of Accounting Standards for Impairment Loss on Fixed Assets, released by the Financial Services Agency Business Accounting Council on August 9, 2002) and Guidelines for Applying Accounting Standards for Impairment Loss on Fixed Assets (Guideline No. 6 for Applying Corporate Accounting Standards, October 31, 2003), as well as the Partial Revision to Standards for Accounting for Retirement Benefits (Corporate Accounting Standards Guideline No. 3, March 16, 2005) and Guidelines for Applying Partial Revision to Standards for Accounting for Retirement Benefits (Guideline No. 7 for Applying Corporate Accounting Standards, March 16, 2005). The Company also revised its method of accounting for costs related to ship officers. The impact of these changes is shown in note 3.N to the consolidated financial statements.

Management's Discussion and Analysis

Overview of Operating Performance

In the fiscal year ended March 31, 2006, the global economy remained firm, supported by stable financial and foreign exchange markets that drove substantial increases in trade volume and marine transport volume. The U.S. economy was steady, and the People's Republic of China's economy expanded more than 9%. The Japanese economy experienced higher levels of growth than during the preceding term, and growth in European markets, albeit slight, demonstrated underlying strength. However, the continued high price of crude oil—which remained in the range of US$60 per barrel—took its toll on economic activity. Although the NYK Group's operations suffered from the high bunker oil prices, ongoing cost-cutting efforts were successful. As a result, consolidated revenues amounted to ¥1,929.3 billion (up 20.1% from the preceding term), operating income was ¥140.5 billion (down 12.9%), income before extraordinary items was ¥140.5 billion (down 9.3%), and net income was ¥92.1 billion (up 29.1%). These favorable results equate to historic highs for consolidated revenues and net income, and both operating income and income before extraordinary items were our second-highest levels on record.

Fleet expansion pushed up revenues in the liner trade and other shipping segments. Revenues from segments other than those involving marine transport—logistics, terminal and harbor transport, cruise, and others—also grew, prompting a 20.1% increase in consolidated revenues. However, high bunker oil prices and increases in North American inland rail transport prices caused cost and expenses to rise 24.2%. Accordingly, operating income declined ¥20.9 billion year-on-year, and the ratio of operating income to revenues fell 2.7 percentage points, from 10.0% to 7.3%. As a result, income before extraordinary items fell ¥14.4 billion from the preceding term, despite increases in other income, such as interest and dividend income. Net income improved 29.1%, this substantial change due primarily to the absence of major impairment losses, as most of this write-down was booked during the previous year.

During the term, each ¥1 per US$1.00 change in exchange rates had a ¥1.7 billion impact on income before extraordinary items. As the average exchange rate during the year was ¥113.09 per US$1.00, yen depreciation against the U.S. dollar had a ¥9.6 billion positive effect on income before extraordinary items. Each US$1.00 per metric ton change in bunker oil prices during the year affected income before extraordinary items by ¥300 million, so conversely the US$89.24 per metric ton increase in average bunker oil prices during the term, to US$283.08 per metric ton, had a negative impact on income before extraordinary items of approximately ¥26.8 billion.

Industry Segments

During the fiscal year, the NYK Group reconfigured its business segments. For comparison with the preceding year's results, segment operating performance for the year ended March 31, 2005, has been restated to conform to current classifications. Performance by business segment is as follows.



Revenues
(Billions of yen)
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006



Operating Income and Operating Margin
(Billions of yen)
(%)
200
150
100
50
0
10.0
7.5
5.0
2.5
0
2002
2003
2004
2005
2006
Operating income
Operating margin



Net Income and Return on Equity (ROE)
(Billions of yen)
(%)
100
75
50
25
0
20
15
10
5
0
2002
2003
2004
2005
2006
Net income
ROE

Liner Trade

As in the preceding term, transport volume remained firm overall. Despite increasingly stringent competition, aggressive sales efforts on each of our routes succeeded in securing higher freight rates in some areas. High bunker oil prices pushed up fleet operating costs. This factor, coupled with the increased cost of inland rail transport in North America, caused performance in this category to decline. During the year, one company withdrew from The Grand Alliance, of which NYK is a member. However, we maintained high service quality by forming tie-ups with other alliances and reconfiguring our fleet deployment.

Other Shipping

The other shipping segment comprises two subcategories: bulkers, which transport such products as iron ore, coal and other bulk cargo, as well as cars; and tankers, which transport crude oil, LNG, and petroleum and chemical products.

Bulkers

With worldwide demand for car carriers remaining robust, freight volumes rose from the preceding term. During the year, the Company brought four large new ships into service as part of its fleet expansion initiative, but demand increases outpaced this growth. To ensure stable transport services, the Company responded by chartering additional vessels and reconfiguring routes.

Following record-breaking rises in the preceding term, the overall bulk carrier market entered an adjustment phase. However, buoyed by favorable cargo demand from the PRC and other parts of Asia, the Company concluded new medium- and long-term contracts and strove to cement relationships with customers in Japan and overseas. Rewarding these efforts, category revenues and income increased.

Tankers

Operations of our crude oil tankers, LPG carriers and LNG carriers were firm, based on stable, long-term contracts. Although demand for crude oil tankers was slightly softer than during the preceding term, VLCC market conditions remained favorable. During the year, the Company worked to ensure stable revenue by concluding new long-term contracts with domestic and overseas customers. During the year, construction was completed on two double-hull VLCCs. We added four new LNG carriers, increasing to 36 our fleet of such vessels that we own either directly or indirectly through investments in our affiliated companies. We aggressively developed these businesses, during the year concluding long-term charter contracts involving the RasGas III Project, the Petronet Project and the Tangu Project. In the Atlantic region, we began operating petroleum product tankers, which have enjoyed high levels of operation since September 2005. As a result of such efforts, performance in this segment remained at the same level as during the preceding term.

Logistics

Performance in the logistics segment improved, compared with the preceding term. Particularly noteworthy was the performance of NYK Logistics, which benefited from strong demand in North America for integrated importing, logistics and transportation services. Also, forward investments to develop our European intra-regional logistics service network began to yield results as performance improved significantly. NYK Logistics became a revenue-generating pillar along with our air cargo business, and we expanded our facilities to meet growing demand in Asia, particularly in the PRC, and Oceania. Domestically, NYK Logistics (Japan) Ltd. began full-scale operations, contributing to the segment's revenues. In the air cargo business, Yusen Air & Sea Service Co., Ltd., expanded steadily as it benefited from vigorous air transport demand.

Terminal and Harbor Transport

Amid strong container cargo volumes overall, improved freight rates, increased operating efficiency and the solid performance of affiliated companies caused segment performance to improve compared with the preceding term.

Cruise

With the U.S. cruise market in a recovery phase, performance during the year was sharply better than during the preceding term. In Japan, in place of the *Asuka* we deployed the *Crystal Harmony* in March 2006, after refurbishing this vessel and renaming it the *Asuka II* to extend our brand image and expand our customer base.

Real Estate and Other

In the real estate segment, particularly in the office rental business, we worked to reduce costs and maintain tenancy rates. In other business segments, tugboat business gener-

ated revenue on a par with the preceding term, but income declined because of high fuel costs. The wholesaling of petrochemicals and shipping equipment generated higher revenue and income, but income from machinery and instrumentation fell as a result of higher materials costs. Manufacturing and processing business and shipping-agency services generated higher revenue and income, and revenue and profit from restaurant operations was approximately the same as during the previous term. Nippon Cargo Airlines Co., Ltd., which became a consolidated subsidiary during the year, expanded its operations by bringing two new aircraft into service. However, high fuel prices prevented this company from earning a profit on its operations.

Analysis of Financial Condition

Assets

As of March 31, 2006, total assets were ¥1,877.4 billion, an increase of ¥401.2 billion (27.2%) from one year earlier. Primary factors included an increase in accounts receivable–trade and prepaid expenses, owing to expanded sales. Higher bunker oil prices raised the asset value of inventories, causing current assets to increase ¥61.0 billion. Our investment in shipbuilding—the total increase in the vessels and construction in progress categories—grew ¥119.2 billion, largely because of our investment in fleet expansion. The inclusion of Nippon Cargo Airlines Co., Ltd., as a consolidated subsidiary caused assets in the aircraft category to expand ¥26.9 billion, and higher stock prices prompted a ¥130.0 billion increase in investment securities. This combination of factors caused non-current assets to increase ¥340.2 billion, compared with the preceding term.

Liabilities

Total liabilities grew ¥246.6 billion (24.2%), to ¥1,266.1 billion. The redemption of corporate bonds caused a decrease in this category, but interest-bearing debt incresed ¥136.0 billion, owing to higher levels of short-term bank loans, long-term debt and the issuance of commercial paper. Deferred tax liabilities increased ¥51.1 billion, owing primarily to the higher market value of investment securities.

Shareholders' Equity

Total shareholders' equity at the end of the term was ¥575.4 billion, up ¥147.6 billion (34.5%) from one year earlier. Retained earnings increased ¥62.8 billion, and the net unrealized holding gain on available-for-sale securities expanded ¥72.4 billion, owing to the higher market value of investment securities. The debt-equity ratio was 1.3 times, down 0.2 percentage point from one year earlier.

Interest-Bearing Debt

(Billions of yen)



1,000
750
500
250
0
2002 2003 2004 2005 2006

Total Shareholders' Equity and Equity Ratio

(Billions of yen) (%)



600
450
300
150
0
32
24
16
8
0
2002 2003 2004 2005 2006

□ Total shareholders' equity ● Equity ratio

Debt-to-Equity Ratio

(Billions of yen) (Times)



1,000
750
500
250
0
4
3
2
1
0
2002 2003 2004 2005 2006

□ Interest-bearing debt □ Total shareholders' equity ● Debt-to-equity ratio

Cash Flows

(Billions of yen)



200
100
0
−100
−200
2002 2003 2004 2005 2006

□ Net cash provided by operating activities
Net cash provided by (used in) investing activities
□ Net cash used in financing activities

Cash Flows

At the end of the fiscal year, net cash provided by operating activities was ¥138.7 billion, down ¥36.8 billion from one year earlier, owing primarily to payments for income taxes. Due to such factors as a decrease in proceeds from sale of tangible and intangible fixed assets and an increase in the purchase of investment securities, net cash used in investing activities was ¥170.5 billion, up ¥35.4 billion. Short-term bank loans and a commercial paper issue pushed up net cash provided by financing activities ¥81.7 billion, to ¥40.3 billion.

As a result of these factors, the net increase in cash and cash equivalents was ¥11.1 billion. This rise, as well as an increase in cash and cash equivalents due to change in consolidation scope, brought cash and cash equivalents at end of the year to ¥78.5 billion, up ¥13.5 billion from the previous year-end.

Funding Requirements and Capital Expenditure

Most of the working capital that the NYK Group requires is for ship transportation and cruise operations. These funds are primarily used to cover cargo expense, fuel, harbor and other running expenses, as well as the cost of crews, vessel repairs and chartering. In addition, the Group incurs labor and other administrative expenses in its logistics and terminal operations. Each business has labor, information processing and general and administrative expenses.

The Group also invests in ships and in logistics and terminal facilities. Capital expenditure during the year was ¥193.5 billion, concentrated on the liner trade and other shipping segments. This expenditure was primarily for shipbuilding, and amounted to ¥60.7 billion in the liner trade category and ¥95.3 billion in the other shipping category. In the logistics segment, capital expenditure of ¥7.8 billion went toward warehouse facilities, and in the terminal and harbor transport segment, capital expenditure of ¥2.6 billion was used mainly for terminal equipment. In addition, capital expenditure for the cruise segment was ¥6.0 billion, for the real estate segment ¥0.7 billion, and in the other business segment capital expenditure totaled ¥20.2 billion, mainly for aircraft. These expenditures were funded through a combination of funds on hand and loans.

Financial Policies

To maintain and expand its business activities, the NYK Group sources funds internally, as well as through bank loans and the issuance of bonds and commercial paper.

When funding capital purchases in the core shipping business, we aim to secure long-term loans. We base borrowing levels on the projected freight revenues and lease proceeds from the operations of each ship during the periods of these loans. Similarly, for logistics and terminal facilities we secure stable funding in line with future cash flows. As of March 31, 2006, long-term loans stood at ¥404.2 billion. These borrowings were denominated in yen, U.S. dollars, euros and in other currencies, with a mix of floating and fixed interest rates.

We fund working capital with loans due within one year and commercial paper. The Group also uses the capital markets as needed to secure funds for its facilities and working capital through bond issues. No new bonds were issued during the year, and total bonds outstanding were ¥106.8 billion as of March 31, 2006.

The Company has received ratings from two agencies in Japan and one overseas. As of June 28, 2006, our bonds were rated AA by Japan Credit Rating Agency, Ltd., AA– by rating and Investment Information, Inc., and A3 by Moody's Investors Service.

Management strives to minimize interest costs in choosing funding methods. At the same time, it obtains funding so it can lease some ships and thereby lower interest-bearing debt. The Group has instituted a cash management system to draw on internal funds.

The NYK Group remains well positioned to generate sufficient cash flows on the strength of its healthy operating results and financial position. The Group has the leeway to issue ¥100.0 billion in commercial paper, as well as a commitment line of ¥50.0 billion from financial institutions. In management's view, therefore, the NYK Group is able to obtain sufficient working capital and facilities funding to support growth.

Consolidated Balance Sheets

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries
(As of March 31, 2006 and 2005)

	Millions of yen		Thousands of U.S. dollars (Note 2)
ASSETS	2006	2005	2006
Current assets:			
Cash and time deposits (Note 14)	¥ 80,604	¥ 66,740	$ 686,170
Marketable securities (Note 5)	1,723	1,640	14,666
Notes and accounts receivable–trade (Note 13)	203,502	189,656	1,732,370
Allowance for doubtful accounts	(4,678)	(1,656)	(39,826)
Inventories (Note 6)	34,879	22,711	296,922
Deferred tax assets (Note 11)	6,660	3,950	56,698
Other current assets	137,846	116,460	1,173,460
Total current assets	460,536	399,501	3,920,460
Investments and long-term receivables:			
Investment securities (Note 5)	343,710	227,211	2,925,939
Investments in unconsolidated subsidiaries and affiliates	70,023	57,593	596,090
Long-term loans receivable	6,211	8,184	52,872
Deferred tax assets (Note 11)	7,841	476	66,747
Other long-term receivables	81,864	50,844	696,898
Allowance for doubtful accounts	(1,790)	(2,535)	(15,238)
Total investments and long-term receivables	507,859	341,773	4,323,308
Vessels, property and equipment, net of accumulated depreciation and impairment (Notes 4, 7, 8 and 10):			
Vessels	456,982	453,365	3,890,203
Buildings and structures	74,936	69,266	637,914
Aircraft	26,929	—	229,246
Equipment and fixtures	7,455	8,353	63,461
Land	61,027	59,346	519,509
Construction in progress	197,640	82,074	1,682,470
Others	31,096	28,753	264,720
Total vessels, property and equipment, net of accumulated depreciation and impairment	856,065	701,157	7,287,523
Intangible assets	35,072	25,413	298,561
Excess of investment cost over underlying net assets of consolidated subsidiaries, net of accumulated amortization	17,847	8,262	151,930
Other assets	61	121	513
Total assets	¥1,877,440	¥1,476,227	$15,982,295

The accompanying notes are an integral part of the consolidated financial statements.

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars (Note 2) 2006
Current liabilities:			
Short-term bank loans (Note 10)	¥ 132,617	¥ 52,073	$ 1,128,939
Commercial paper	32,700	—	278,369
Current portion of long-term debt (Notes 9 and 10)	94,478	113,785	804,274
Notes and accounts payable (Note 10)	177,074	152,418	1,507,396
Income taxes payable	30,748	37,184	261,748
Deferred tax liabilities (Note 11)	383	1,795	3,258
Employees' bonuses accrued	10,095	8,048	85,934
Other current liabilities (Note 10)	134,060	112,562	1,141,238
Total current liabilities	612,155	477,865	5,211,156
Long-term liabilities:			
Long-term debt (Notes 9 and 10)	506,231	464,196	4,309,445
Deferred tax liabilities (Note 11)	73,453	22,327	625,293
Reserve for employees' retirement benefits (Note 17)	19,445	19,174	165,535
Reserve for directors' retirement benefits	2,086	2,917	17,759
Reserve for periodic dry docking of vessels	2,117	3,152	18,018
Other long-term liabilities (Note 10)	50,610	29,908	430,836
Total long-term liabilities	653,942	541,674	5,566,886
Total liabilities	1,266,097	1,019,539	10,778,042
Minority interests	35,977	28,917	306,270
Shareholders' equity:			
Common stock, 2006—Authorized 2,983,550,000 shares, outstanding 1,230,188,073 shares 2005—Authorized 2,983,550,000 shares, outstanding 1,230,188,073 shares	88,531	88,531	753,648
Additional paid-in capital (Note 12)	94,427	94,421	803,843
Retained earnings (Note 12)	266,568	203,774	2,269,243
Net unrealized holding gain (loss) on available-for-sale securities	127,756	55,336	1,087,565
Foreign currency translation adjustments	1,855	(10,819)	15,784
Sub total	579,137	431,243	4,930,083
Treasury stock 2006—9,724,966 shares 2005—9,319,451 shares	(3,771)	(3,472)	(32,100)
Total shareholders' equity	575,366	427,771	4,897,983
Commitments and contingent liabilities (Note 13)			
Total liabilities, minority interests and shareholders' equity	¥1,877,440	¥1,476,227	$15,982,295

	Yen		U.S. dollars
Shareholders' equity per share	¥471.05	¥350.10	$4.01

Consolidated Statements of Income

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries
(For the years ended March 31, 2006, 2005 and 2004)

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2006	2005	2004	2006
Revenues	¥1,929,302	¥1,606,098	¥1,398,320	$16,423,786
Costs and expenses	1,594,598	1,283,769	1,158,352	13,574,514
Gross profit	334,704	322,329	239,968	2,849,272
Selling, general and administrative expenses	194,223	160,954	148,035	1,653,383
Operating income	140,481	161,375	91,933	1,195,889
Other income (expenses):				
Interest and dividend income	8,991	5,168	5,264	76,537
Interest expenses	(15,648)	(16,632)	(18,098)	(133,205)
Others, net	6,628	4,892	(4,436)	56,419
Other income (expenses), net	(29)	(6,572)	(17,270)	(249)
Income before extraordinary items	140,452	154,803	74,663	1,195,640
Extraordinary items:				
Gain (Loss) on sale of vessels, property, equipment and investment securities, net	10,321	1,791	(1,636)	87,861
Impairment losses on fixed assets (Note 4)	—	(20,607)	—	—
Others, net (Note 4)	(5,213)	(8,774)	(11,491)	(44,375)
Extraordinary gains (losses), net	5,108	(27,590)	(13,127)	43,486
Income before income taxes and minority interests	145,560	127,213	61,536	1,239,126
Income taxes–current	53,839	51,366	33,798	458,318
Income taxes–deferred	(3,262)	580	(9,512)	(27,765)
Minority interests	2,924	3,941	2,439	24,893
Net income	¥ 92,059	¥ 71,326	¥ 34,811	$ 783,680

	Yen			U.S. dollars (Note 2)
Per share of common stock:				
Net income–primary	¥75.04	¥58.12	¥28.27	$ 0.64
Net income–fully diluted	—	—	—	—
Dividends applicable to the year	18.00	18.00	10.00	0.15

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries
(For the years ended March 31, 2006, 2005 and 2004)

	Shares of common stock (Thousands)	Millions of yen					
		Common stock	Additional paid-in capital	Retained earnings	Net unrealized holding gain (loss) on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance as of March 31, 2003	1,230,188	¥88,531	¥94,421	¥122,272	¥ (4,180)	¥ (9,727)	¥(2,954)
Effect from changes of consolidated subsidiaries, net	—	—	—	614	—	—	—
Cash dividends	—	—	—	(10,692)	—	—	—
Directors' bonuses	—	—	—	(249)	—	—	—
Net income for the year	—	—	—	34,811	—	—	—
Net unrealized holding gain on available-for-sale securities	—	—	—	—	48,513	—	—
Cost of treasury stock (purchased) sold	—	—	—	—	—	—	(142)
Foreign currency translation adjustments for the year	—	—	—	—	—	(3,173)	—
Balance as of March 31, 2004	1,230,188	88,531	94,421	146,756	44,333	(12,900)	(3,096)
Effect from changes of consolidated subsidiaries, net	—	—	—	594	—	—	—
Effect from changes of affiliates accounted for under the equity method, net	—	—	—	269	—	—	—
Gain on revaluation of fixed assets of subsidiaries due to application of accounting principles generally accepted in the United Kingdom	—	—	—	461	—	—	—
Adjustment for minimum pension liabilities of consolidated overseas subsidiaries due to application of accounting principles generally accepted in the United States	—	—	—	14	—	—	—
Unrealized profit (loss) on derivatives held by overseas consolidated subsidiaries due to application of local accounting principles generally accepted	—	—	—	(83)	—	—	—
Cash dividends	—	—	—	(15,268)	—	—	—
Directors' bonuses	—	—	—	(295)	—	—	—
Net income for the year	—	—	—	71,326	—	—	—
Net unrealized holding gain on available-for-sale securities	—	—	—	—	11,003	—	—
Cost of treasury stock (purchased) sold	—	—	—	—	—	—	(376)
Foreign currency translation adjustments for the year	—	—	—	—	—	2,081	—
Balance as of March 31, 2005	1,230,188	88,531	94,421	203,774	55,336	(10,819)	(3,472)
Gain on disposal of treasury stock	—	—	6	—	—	—	—
Effect from changes of consolidated subsidiaries, net	—	—	—	(649)	—	—	—
Effect from changes of affiliates accounted for under the equity method, net	—	—	—	366	—	—	—
Gain on revaluation of fixed assets of subsidiaries due to application of accounting principles generally accepted in the United Kingdom	—	—	—	433	—	—	—
Adjustment for actuarial gains on pension of overseas consolidated subsidiaries due to application of local accounting principles generally accepted, net	—	—	—	110	—	—	—
Adjustment for minimum pension liabilities of consolidated overseas subsidiaries due to application of accounting principles generally accepted in the United States	—	—	—	(80)	—	—	—
Unrealized profit (loss) on derivatives held by overseas consolidated subsidiaries due to application of local accounting principles generally accepted	—	—	—	197	—	—	—
Adjustment for balance at beginning of the year due to changes in local pension accounting standards for overseas consolidated subsidiaries	—	—	—	(1,767)	—	—	—
Adjustment for balance at beginning of the year due to changes in local pension accounting standards for overseas affiliates accounted for under the equity method	—	—	—	(237)	—	—	—
Adjustments due to changes in the fiscal periods of consolidated subsidiaries and affiliates accounted for under the equity method, net	—	—	—	(3,466)	—	—	—
Cash dividends	—	—	—	(23,806)	—	—	—
Directors' bonuses	—	—	—	(366)	—	—	—
Net income for the year	—	—	—	92,059	—	—	—
Net unrealized holding gain on available-for-sale securities	—	—	—	—	72,420	—	—
Cost of treasury stock (purchased) sold	—	—	—	—	—	—	(299)
Foreign currency translation adjustments for the year	—	—	—	—	—	12,674	—
Balance as of March 31, 2006	1,230,188	¥88,531	¥94,427	¥266,568	¥127,756	¥ 1,855	¥(3,771)

Consolidated Statements of Shareholders' Equity

	Shares of common stock (Thousands)	Thousands of U.S. dollars (Note 2) Common stock	Additional paid-in capital	Retained earnings	Net unrealized holding gain (loss) on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance as of March 31, 2005	1,230,188	$753,648	$803,789	$1,734,692	$471,064	$(92,104)	$(29,557)
Gain on disposal of treasury stock	—	—	6	—	—	—	—
Effect from changes of consolidated subsidiaries, net	—	—	—	(5,523)	—	—	—
Effect from changes of affiliates accounted for under the equity method, net	—	—	—	3,114	—	—	—
Gain on revaluation of fixed assets of subsidiaries due to application of accounting principles generally accepted in the United Kingdom	—	—	—	3,682	—	—	—
Adjustment for actuarial gains on pension of overseas consolidated subsidiaries due to application of local accounting principles generally accepted, net	—	—	—	933	—	—	—
Adjustment for minimum pension liabilities of consolidated overseas subsidiaries due to application of accounting principles generally accepted in the United States	—	—	—	(677)	—	—	—
Unrealized profit (loss) on derivatives held by overseas consolidated subsidiaries due to application of local accounting principles generally accepted	—	—	—	1,679	—	—	—
Adjustment for balance at beginning of the year due to changes in local pension accounting standards for overseas consolidated subsidiaries	—	—	—	(15,046)	—	—	—
Adjustment for balance at beginning of the year due to changes in local pension accounting standards for overseas affiliates accounted for under the equity method	—	—	—	(2,014)	—	—	—
Adjustments due to changes in the fiscal periods of consolidated subsidiaries and affiliates accounted for under the equity method	—	—	—	(29,502)	—	—	—
Cash dividends	—	—	—	(202,658)	—	—	—
Directors' bonuses	—	—	—	(3,117)	—	—	—
Net income for the year	—	—	—	783,680	—	—	—
Net unrealized holding gain on available-for-sale securities	—	—	—	—	616,501	—	—
Cost of treasury stock (purchased) sold	—	—	—	—	—	—	(2,543)
Foreign currency translation adjustments for the year	—	—	—	—	—	107,888	—
Balance as of March 31, 2006	1,230,188	$753,648	$803,843	$2,269,243	$1,087,565	$15,784	($32,100)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries
(For the years ended March 31, 2006, 2005 and 2004)

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2006	2005	2004	2006
Cash flows from operating activities:				
Income before income taxes and minority interests	¥ 145,560	¥ 127,213	¥ 61,536	$ 1,239,126
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	73,814	66,814	65,689	628,369
Impairment loss on fixed assets (Note 4)	38	20,607	—	321
Loss (gain) on sale and disposal of tangible and intangible fixed assets, net	(3,908)	2,003	2,285	(33,270)
Loss (gain) on sale of marketable and investment securities, net (Note 5)	(6,419)	(2,909)	(679)	(54,642)
Loss (gain) on devaluation of marketable and investment securities	130	1,656	304	1,110
Equity in earnings of unconsolidated subsidiaries and affiliates	(1,869)	(2,598)	(1,624)	(15,909)
Interest and dividend income	(8,991)	(5,168)	(5,264)	(76,537)
Interest expenses	15,648	16,632	18,098	133,205
Loss (gain) on foreign currency exchange	(1,295)	444	2,015	(11,026)
Decrease (increase) in notes and accounts receivable	8,900	(16,183)	(17,773)	75,761
Decrease (increase) in inventories	(7,405)	(2,878)	324	(63,036)
Increase (decrease) in notes and accounts payable	8,280	10,930	10,259	70,487
Others, net	(17,911)	10,006	10,079	(152,475)
Subtotal	204,572	226,569	145,249	1,741,484
Interest and dividends received	11,970	7,145	6,137	101,903
Interest paid	(16,300)	(16,887)	(18,577)	(138,760)
Payments for income taxes	(61,510)	(41,319)	(21,449)	(523,625)
Net cash provided by operating activities	138,732	175,508	111,360	1,181,002
Cash flows from investing activities:				
Purchase of marketable securities	(1,234)	(1,321)	(5,765)	(10,505)
Proceeds from sale of marketable securities	1,158	2,580	13,671	9,860
Expenditures for tangible and intangible fixed assets	(193,568)	(193,569)	(143,353)	(1,647,809)
Proceeds from sale of tangible and intangible fixed assets	32,352	59,987	67,459	275,404
Purchase of investment securities	(25,184)	(6,239)	(8,036)	(214,389)
Proceeds from sale of investment securities	11,253	10,436	8,334	95,792
Payments for acquisition of newly consolidated subsidiaries	(8,758)	—	(210)	(74,559)
Proceeds from acquisition of newly consolidated subsidiaries	—	44	—	—
Payments for sale of investments in subsidiaries due to change in scope of consolidation	—	—	(47)	—
Proceeds from sale of shares in subsidiaries due to changes in scope of consolidation	105	—	—	895
Lending of loans receivable	(12,116)	(21,217)	(27,074)	(103,137)
Collection of loans receivable	22,527	11,381	4,542	191,771
Others, net	2,953	2,851	2,390	25,143
Net cash used in investing activities	(170,512)	(135,067)	(88,089)	(1,451,534)
Cash flows from financing activities:				
Net increase (decrease) in short-term bank loans	54,956	(7,973)	26,502	467,827
Net increase in commercial paper	32,700	—	—	278,369
Proceeds from long-term loans	104,807	123,083	168,628	892,205
Repayments of long-term loans	(102,627)	(151,400)	(197,346)	(873,646)
Proceeds from bonds	—	29,819	—	—
Repayments of bonds	(25,019)	(20,200)	(21,000)	(212,984)
Proceeds from stock issue for minority shareholders	54	2,037	—	466
Proceeds from sale of treasury stock	—	—	8	—
Purchase of treasury stock	(305)	(376)	(173)	(2,599)
Cash dividends paid by the Company	(23,806)	(15,268)	(10,691)	(202,658)
Cash dividends paid by subsidiaries to minority shareholders	(420)	(1,080)	(803)	(3,577)
Others, net	—	(17)	13	—
Net cash provided by (used in) financing activities	40,340	(41,375)	(34,862)	343,403
Effect of exchange rate changes on cash and cash equivalents	2,537	744	(10,106)	21,596
Net (decrease) increase in cash and cash equivalents	11,097	(190)	(21,697)	94,467
Cash and cash equivalents at beginning of the year	65,028	63,632	79,804	553,568
Increase (decrease) in cash and cash equivalents due to change in scope of consolidation	2,469	1,586	5,525	21,015
Increase (decrease) in beginning balance of cash and cash equivalents due to changes in fiscal periods of consolidated subsidiaries	(106)	—	—	(898)
Cash and cash equivalents at end of the year (Note 14)	¥ 78,488	¥ 65,028	¥ 63,632	$ 668,152

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries
(For the years ended March 31, 2006, 2005 and 2004)

1. Basis of Presenting Consolidated Financial Statements:

The accompanying consolidated financial statements are an English translation of the consolidated financial statements made public for filing with the Direction of Kanto Local Finance Bureau and the stock exchanges in Japan. The original consolidated financial statements are prepared in accordance with generally accepted accounting principles and practices in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In the English translation, certain account reclassifications are made and additional information is provided in order to present the consolidated financial statements in a format familiar to international readers. The results of these reclassifications do not affect the financial position or results of operations and cash flows of the consolidated companies as reported in the original consolidated financial statements.

2. United States Dollar Amounts:

The accompanying consolidated financial statements are stated in Japanese yen, and the dollar amounts represent the arithmetical results of translating yen to United States dollars using the exchange rate prevailing at March 31, 2006, which was ¥117.47 to US$1.00. The statements in such dollar amounts are solely for the convenience of readers outside Japan and are not intended to imply that the yen amounts have been or could be readily converted, realized or settled in dollars at that rate, or any other rates, of exchange.

3. Summary of Significant Accounting Policies:

A. Consolidation Policies

(1) The consolidated financial statements include the accounts of Nippon Yusen Kabushiki Kaisha (the "Company") and its 553, 495 and 425 consolidated subsidiaries at March 31, 2006, 2005 and 2004, respectively.

During the consolidated fiscal year ended March 31, 2006, the Company newly consolidated Saga Shipholding (Norway) AS and 32 other companies, which were newly incorporated. NYK Line Japan Co., Ltd., and 38 other companies also were newly consolidated, after determining that they would have a material impact on the consolidated financial statements. In addition, following the acquisition of shares in Mondia Charleroi S.A. and 5 other companies, these companies were newly consolidated. Following the acquisition of additional shares in Nippon Cargo Airlines Co., Ltd., this company was converted to a consolidated subsidiary from an affiliated company accounted for under the equity method. Owing to their liquidation, Yusen Fresh Chain Co., Ltd., and 13 other companies were excluded from consolidation. Excluded from consolidation because of their mergers into other companies were NYK Logistics (UWDC) Inc., which merged with New Wave Logistics (USA) Inc.; NYK Terminals (Americas) Inc., which merged with Yusen Terminals Inc.; NSULC2, which merged with Ceres Terminals Canada Co.; NSULC3, which merged with Cerescorp Company; and Steele Logistics Inc., which merged with Vexure, Inc.; and Vexure, Inc., which merged with NYK Logistics (Americas) Inc.

(2) Investments in non-consolidated subsidiaries and affiliates are carried at either cost or equity, depending on the extent of influence and materiality. Companies accounted for under the equity method numbered 34 affiliated companies as of March 31, 2006, 30 affiliated companies as of March 31, 2005, and 30 affiliated companies as of March 31, 2004.

During the consolidated fiscal year ended March 31, 2006, the Company newly included NYK Lauritzen Cool AB as a company accounted for under the equity method, owing to its establishment during the consolidated fiscal year. Logistics Alliance (Thailand) Co., Ltd., and 5 other companies were newly included as companies accounted for under the equity method after determining that these companies would have a material impact on the consolidated financial statements. In addition, owing to the new treatment of Nippon Cargo Airlines Co., Ltd., as a consolidated subsidiary, this company is no longer accounted for under the equity method. Owing to its liquidation, Arun LNG Transport Co., Ltd., and another company are no longer accounted for under the equity method.

(3) Any material difference between the cost of an investment in a subsidiary and the amount of underlying equity in net assets of the subsidiary upon inclusion in the consolidation, unless specifically identified and reclassified

to the applicable accounts from which the value originates, is treated as an asset or a liability, as the case may be, and amortized over a period of 5 to 20 years on a straight-line basis.

(4) The Company adopts the "full fair value method" so that the full portion of the assets and liabilities of the consolidated subsidiaries is marked to fair value as of the acquisition of control.

B. Accounting Period

The accounting period of the Company begins on April 1 and ends on March 31 of the following year.

As of March 31, 2006, the accounts of 32 and 1 consolidated subsidiaries were closed on December 31 and February 28, respectively. Necessary adjustments on consolidation during the period from each of the closing dates to March 31 are made as to these companies.

From the current fiscal year, 2 consolidated subsidiaries, who have fiscal year ends on December 31, provisionally close their accounts on March 31 for consolidation purpose. Also, from the current fiscal year, 102 consolidated overseas subsidiaries changed their year-end closing date from December 31 to March 31. The effect of this change on retained earnings is presented in the consolidated statement of shareholder's equity.

C. Valuation of Assets

Securities held to maturity are valued at their amortized cost, determined principally by the straight-line method of amortization. Available-for-sale securities with market quotes are principally stated at the average of market value for the last month of the fiscal year. (All appraisal differentials are capitalized and costs of sales are generally computed by the moving average method.) Available-for-sale securities without market quotes are generally stated at cost, with cost being determined by the moving average method. Derivatives are valued at market quotation. Inventories are generally stated at the lower of cost or market quotation, with cost determined by principally the moving average method.

D. Depreciation and Amortization

(1) Tangible assets are depreciated as follows:
Vessels, buildings and other tangible fixed assets are depreciated generally by the straight-line method based on the Japanese Corporation Tax Law.

(2) Intangible assets are amortized as follows:
Computer software is amortized by the straight-line method based principally on the length of period it can be used internally (5 years). Other intangible assets are amortized by the straight-line method based on the Japanese Corporation Tax Law.

E. Capitalization of Interest Expenses

Interest expenses are generally charged to income as they are incurred. However, interest expenses incurred in the construction of certain assets, particularly projects for vessels, are capitalized and included in the costs of assets when a construction period is substantially long and the amount of interest incurred in such a period is significantly material.

F. Allowance for Doubtful Accounts

To prepare for the risk of possible losses arising, owing to the nonpayment of accounts receivable, loans and other claims, the Company and its consolidated subsidiaries set aside a general reserve based on actual default experiences. For specific claims where collection is in doubt, the possibility for recovery is considered individually and the amount considered uncollectible is set aside in the reserve.

G. Provisions

(1) Employees' bonuses accrued is provided for the portion relevant to the current year of the amount estimated for payment of the bonuses in the future.

(2) Reserve for periodic dry-docking of vessels is provided based on the estimated amount of expenditure for periodic dry-docking in the future.

H. Retirement and Severance Benefits

Reserve for Employees' Retirement Benefits:

To provide for employees' retirement benefits, this reserve is set aside based on the estimated actuarial present value of the Company's and its consolidated subsidiaries' retirement benefit obligation and the estimated fair value of pension assets at the end of the fiscal year.
Unrecognized net actuarial differences are mainly amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (8 years).

Reserve for Directors' Retirement Benefits:

To provide for the payment of retirement benefits to directors and corporate auditors, in accordance with internal policies, the Company and consolidated subsid-

iaries set aside such reserves calculated as the estimated amount which would be payable if all directors and corporate auditors were to retire at the balance sheet date.

I. Freight Revenue and Expense Recognition

Freight revenues and expenses are recognized by 2 different methods depending on types of cargo transportation.

(1) Transportation by container ships:
Revenues and expenses arising from ocean transportation of containers are recognized proportionately as shipments move.

(2) Transportation by vessels other than container ships:
Revenues and expenses from transportation by vessels other than container ships are recognized upon completion of unloading cargoes at the final destination port.

J. Accounting for Leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees are accounted for by the method similar to that applicable to ordinary operating leases in accordance with accounting principles and practices generally accepted in Japan.

K. Method of Accounting for Material Hedge Transactions

For derivative financial instruments used to offset the risks of assets and liabilities due to fluctuations in interest rates, foreign currency exchange rates and cash flow, the Company and its consolidated subsidiaries apply hedge accounting. In addition, hedge accounting is also applied to derivative financial instruments used to mitigate the risks of price fluctuations in fuel procurement, etc. For the hedge accounting, the Company and its consolidated subsidiaries adopt a deferred hedge method that requires the Company to mark the derivative financial instruments, effective as hedges, to market, and to defer the valuation loss/gain. For currency swap contracts and forward foreign exchange contracts that meet the required conditions under the accounting standard, the Company and its consolidated subsidiaries translate hedged foreign currency assets and liabilities at the rate of these contracts. In addition, for interest rate swap contracts and interest rate cap contracts that meet specified conditions under the accounting standard, the related interest differentials paid or received under the contracts are included in the interest income/expenses of the hedged financial assets and liabilities. In addition, the following hedging methods for various risks are utilized: interest rate swaps for the risk of interest rate fluctuations related to borrowings, bonds, etc.; currency swap contracts, forward foreign exchange contracts, debts and credits in foreign currency for the foreign exchange risk associated with monetary assets and liabilities, expected transactions, etc.; and swaps for the risk of price fluctuations in fuel oil, etc. Semi-annually, the Company and its consolidated subsidiaries evaluate the effectiveness of hedging methods, except interest rate swaps and interest rate caps that meet specified conditions under the accounting standard, by analyzing the ratios of the cumulative amount of market fluctuation or cash flow among the hedging financial instruments and the hedged items.

L. Financial Statements of Overseas Subsidiaries

Overseas consolidated subsidiaries employ generally accepted accounting principles prevailing in their respective countries of domicile.

M. Cash and Cash Equivalents

Cash and cash equivalents in the consolidated statements of cash flows are composed of cash on hand, bank deposits that are able to be withdrawn on demand and short-term investments with original maturities of 3 months or less that are exposed to minor value fluctuation risk.

N. Change in Accounting Policies

(1) On August 9, 2002, the Business Accounting Council in Japan issued "Accounting Standard for Impairment of Fixed Assets" and on October 31, 2003, the Accounting Standards Board of Japan issued "Implementation Guidance for Accounting Standard for Impairment of Fixed Assets". These standards require that fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss shall be recognized in the income statement by reducing the carrying amount of impaired assets or a group of assets to the recoverable amount to be measured as the higher of net selling price or usage value. These standards shall be effective from the fiscal year beginning April 1, 2005. However, an earlier adoption is permitted for the fiscal year ending March 31, 2004. The Company has adopted these standards in the fiscal year ended March 31, 2005. As a result of the adoption of these standards, income before taxes and minority interests decreased ¥20,607

million. The impacts on segment information are shown in the relevant parts of the notes to the consolidated financial statements. Accumulated impairment loss is deducted from net book value of each asset in accordance with consolidated financial statements reporting standard.

(2) In line with the public announcement of Partial Revision to Standards for Accounting for Retirement Benefits (Corporate Accounting Standards Guideline No. 3, March 16, 2005) and Guidelines for Applying Partial Revision to Standards for Accounting for Retirement Benefits (Guideline No. 7 for Applying Corporate Accounting Standards, March 16, 2005), the Company elected to and did apply these standards to its consolidated financial statements for the year ended March 31, 2005. As a result, operating income, income before extraordinary items and income before income taxes and minority interests increased ¥582 million. The impacts on segment information are shown in the relevant parts of the notes to the consolidated financial statements.

(3) Until the year ended March 31, 2004, the Company has recorded certain costs related to foreign vessel officers, etc., as an other expense. From the year ended March 31, 2005, however, the Company has begun accounting for this as a cost of sales, in the "costs and expenses" category. In recent years, the composition of crews has changed, with the inclusion of foreign crew members becoming more prevalent. In addition, the dispatch to land-based operations of ocean support personnel has increased. For these reasons, the Company has begun accounting for these crew-related expenses in the same manner as a cost of sales, whereas in the past they were recorded as an other expense. Compared with the previous method, the new method of accounting for these costs caused a ¥1,898 million increase in costs and expenses and a corresponding ¥1,898 million decrease in operating income. This change does not affect income before extraordinary items or income before income taxes and minority interests. The effects on individual business segments are noted in those segments.

4. Impairment Losses:

The assessment of whether there is an impairment of fixed assets is made for each group of assets, which is determined as individual asset for rental real estate and idle assets and based on the grouping for managerial accounting and investment decision-making purposes for other operating assets.

During the fiscal year ended March 31, 2006, the Company recorded impairment losses of ¥38 million ($321 thousand). However, as the amount was not material, it is included in "Others" of extraordinary items.

During the fiscal year ended March 31, 2005, for asset groups whose operating profitability has worsened substantially owing to such factors as ongoing decline in real estate value and rental market and the poor performance of assets, the Company has determined that the likelihood of recouping the book value of these assets is unlikely. The Company has therefore marked the assets down to the net recoverable value and posted the impairment losses of ¥20,607 million, which is comprised of the following.

			Millions of yen
Location	Use	Category	Impairment loss
Bahamas, other	Cruise	Cruise, others	¥ 7,947
Yokohama, Kanagawa	Underutilized	Land, buildings and others	5,785
Kobe, Hyogo	Logistics warehouse	Land and buildings	2,148
Ota-ku, Tokyo	Logistics warehouse	Building , others	1,770
Others	Primarily rental property and underutilized real estate	Land and buildings, others	2,957
Total			¥20,607

Breakdown of impairment losses

Bahamas, other	¥7,947 million	(Of which, ¥5,992 million for ships, ¥1,955 million for others)
Yokohama, Kanagawa	¥5,785 million	(Of which, ¥5,471 million for land, ¥314 million for structures, ¥0 million for others)
Kobe, Hyogo	¥2,148 million	(Of which, ¥815 million for land, ¥1,333 million for others)
Ota-ku, Tokyo	¥1,770 million	(Of which, ¥1,185 million for structures, ¥585 million for others)
Others	¥2,957 million	(Of which, ¥103 million for ships, ¥2,308 million for land, ¥370 million for structures, ¥176 million for others)

The net recoverable value is determined as the higher of the net sales value and the usage value. The net sales value is based on appraisal provided by professional real estate assessors, and the usage value is calculated as future cash flow discounted mostly by 4.0%.

5. Marketable Securities and Investment Securities:

(1) Marketable securities and investment securities held to maturity with market value as of March 31, 2006 and 2005 are summarized as follows:

	Millions of yen						Thousands of U.S. dollars		
	2006			2005			2006		
	Book value	Market value	Unrealized gain (loss)	Book value	Market value	Unrealized gain (loss)	Book value	Market value	Unrealized gain (loss)
Securities for which the market value exceeds the book value:									
Government bonds, etc.	¥ 100	¥ 103	¥ 3	¥480	¥493	¥ 13	$ 851	$ 876	$ 25
Corporate bonds	100	101	1	400	412	12	851	859	8
Others	41	41	0	71	71	0	353	353	0
Sub total	241	245	4	951	976	25	2,055	2,088	33
Securities for which the market value is equal to or less than the book value:									
Government bonds, etc.	90	89	(1)	10	10	(0)	766	757	(9)
Corporate bonds	703	684	(19)	—	—	—	5,982	5,823	(159)
Others	—	—	—	—	—	—	—	—	—
Sub total	793	773	(20)	10	10	(0)	6,748	6,580	(168)
Total	¥1,034	¥1,018	¥(16)	¥961	¥986	¥ 25	$8,803	$8,668	$(135)

(2) Marketable securities and investment securities classified as available-for-sale securities with market value as of March 31, 2006 and 2005 are summarized as follows:

	Millions of yen						Thousands of U.S. dollars		
	2006			2005			2006		
	Acquisition Costs	Book value	Difference	Acquisition Costs	Book value	Difference	Acquisition Costs	Book value	Difference
Securities for which the book value exceeds the acquisition costs:									
Corporate shares	¥121,625	¥323,219	¥201,594	¥114,545	¥202,673	¥88,128	$1,035,366	$2,751,497	$1,716,131
Government bonds, etc.	60	62	2	—	—	—	511	530	19
Corporate bonds	—	—	—	559	560	1	—	—	—
Others	21	26	5	1	2	1	182	223	41
Sub total	121,706	323,307	201,601	115,105	203,235	88,130	1,036,059	2,752,250	1,716,191
Securities for which the book value is equal to or less than the acquisition costs:									
Corporate shares	1,008	965	(43)	7,970	7,547	(423)	8,583	8,218	(365)
Government bonds, etc.	—	—	—	59	59	—	—	—	—
Corporate bonds	—	—	—	—	—	—	—	—	—
Others	12	12	(0)	76	74	(2)	105	103	(2)
Sub total	1,020	977	(43)	8,105	7,680	(425)	8,688	8,321	(367)
Total	¥122,726	¥324,284	¥201,558	¥123,210	¥210,915	¥87,705	$1,044,747	$2,760,571	$1,715,824

(3) Proceeds, gains and losses on sales of available-for-sale securities in the fiscal years ended March 31, 2006 and 2005, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Proceeds from sales	¥11,129	¥9,119	$94,741
Gross realized gains	6,620	2,918	56,354
Gross realized losses	(201)	(8)	(1,712)

(4) The intended redemption of available-for-sale securities with maturity dates and marketable securities and investment securities held to maturity as of March 31, 2006 and 2005 are summarized as follows:

Fiscal year ended March 31, 2006	Millions of yen			
Type	Within one year	One year or more, within five years	Five years or more, within ten years	More than ten years
Bonds				
(1) Government bonds	¥ 62	¥110	¥ 80	¥—
(2) Corporate bonds	100	—	703	—
(3) Others	42	—	—	—
Total	¥204	¥110	¥783	¥—

Fiscal year ended March 31, 2006	Thousands of U.S. dollars			
Type	Within one year	One year or more, within five years	Five years or more, within ten years	More than ten years
Bonds				
(1) Government bonds	$ 530	$936	$ 681	$—
(2) Corporate bonds	851	—	5,982	—
(3) Others	353	—	—	—
Total	$1,734	$936	$6,663	$—

Fiscal year ended March 31, 2005	Millions of yen			
Type	Within one year	One year or more, within five years	Five years or more, within ten years	More than ten years
Bonds				
(1) Government bonds	¥259	¥209	¥ 80	¥—
(2) Corporate bonds	40	100	820	—
(3) Others	71	—	—	—
Total	¥370	¥309	¥900	¥—

6. Inventories:

Inventories as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Products and goods	¥ 3,482	¥ 3,125	$ 29,639
Real estate for sale	1	1	10
Fuel and supplies	29,866	17,278	254,246
Others	1,530	2,307	13,027
Total	¥34,879	¥22,711	$296,922

7. Accumulated Depreciation:

As of March 31, 2006 and 2005, accumulated depreciation amounted to ¥762,485 million ($6,490,895 thousand), and ¥649,269 million, respectively.

8. Deferred Capital Gains:

In accordance with corporation tax regulations and the opinion of the Japanese Institute of Certified Public Accountants, deferred capital gains of ¥4,842 million ($41,222 thousand), and ¥4,230 million, mainly from insurance claims, were deducted from the cost of properties acquired in replacement as of March 31, 2006 and 2005, respectively.

9. Long-Term Debt:

Long-term debt as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Loans from banks and other financial institutions, with a weighted-average interest rate of 2.38 and 2.19 percent at March 31, 2006 and 2005, due from 2005 to 2040	¥493,909	¥446,173	$4,204,551
2.1 percent notes, due on June 9, 2005	—	20,000	—
0.47 percent notes, due on October 18, 2007	20,000	20,000	170,256
0.52 percent notes, due on February 20, 2009	15,000	15,000	127,692
0.81 percent notes, due on October 16, 2009	20,000	20,000	170,256
1.01 percent notes, due on February 21, 2013	15,000	15,000	127,692
1.58 percent notes, due on June 9, 2014	20,000	20,000	170,256
2.36 percent notes, due on June 7, 2024	10,000	10,000	85,128
Floating/fixed rate euro medium-term notes, due from 2005 to 2008	6,800	11,808	57,888
Subtotal	600,709	577,981	5,113,719
Less portion due within one year	(94,478)	(113,785)	(804,274)
Total	¥506,231	¥ 464,196	$4,309,445

The aggregate annual maturities of long-term loans from banks and other financial institutions, bonds and notes as of March 31, 2006, were as follows:

Years ending March 31,	Millions of yen	Thousands of U.S. dollars
2008	¥115,272	$ 981,291
2009	82,947	706,111
2010	69,659	592,996
2011	54,457	463,584
2012 and after	183,896	1,565,463
Total	¥506,231	$4,309,445

10. Pledged Assets and Secured Liabilities:

As of March 31, 2006, the following assets were pledged as collateral for short-term loans, current portion of long-term debt, long-term debt and others:

	Net book value	
Pledged Assets	Millions of yen	Thousands of U.S. dollars
Vessels	¥ 92,300	$ 785,730
Buildings and structures	10,219	86,994
Aircraft	23,845	202,990
Land	8,476	72,155
Investment securities	19,663	167,385
Others	12,757	108,600
Total	¥167,260	$1,423,854

Secured liabilities	Millions of yen	Thousands of U.S. dollars
Short-term loan and current portion of long-term debt	¥ 5,795	$ 49,333
Long-term debt	89,085	758,364
Others	453	3,856
Total	¥95,333	$811,553

11. Income Taxes:

(1) Significant components of deferred tax assets and liabilities as of March 31, 2006 and 2005, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Deferred tax assets:			
Employees' bonuses accrued	¥ 3,199	¥ 2,838	$ 27,236
Reserve for employees' retirement benefits	10,475	10,769	89,176
Losses on revaluation of securities	2,343	2,559	19,943
Losses on revaluation of fixed assets	3,021	3,136	25,720
Impairment losses on fixed assets	4,368	7,808	37,185
Tax losses carried forward	17,428	8,946	148,362
Unrealized gains on sale of fixed assets	3,431	3,099	29,209
Reserve for periodic dry docking of vessels	624	915	5,309
Accrued expenses	3,062	2,242	26,063
Others	9,013	7,121	76,724
Subtotal of deferred tax assets	56,964	49,433	484,927
Valuation allowance	(22,386)	(13,144)	(190,573)
Total deferred tax assets	34,578	36,289	294,354
Deferred tax liabilities:			
Gain on securities contribution to employee retirement benefit trust	(3,754)	(3,754)	(31,960)
Net unrealized holding gain on available-for-sale securities	(75,624)	(32,332)	(643,769)
Depreciation	(6,068)	(5,910)	(51,659)
Special tax purpose reserve	(5,271)	(6,396)	(44,869)
Unrealized losses on sale of fixed assets	(287)	(401)	(2,447)
Others	(2,909)	(7,192)	(24,756)
Total deferred tax liabilities	(93,913)	(55,985)	(799,460)
Net deferred tax assets (liabilities)	¥(59,335)	¥(19,696)	$(505,106)

(2) Reconciliation of the statutory income tax rate to the effective income tax rate for the years ended March 31, 2006 and 2005, are as follows:

	2006	2005
Statutory income tax rate	37.5%	37.5%
Increase (decrease) in taxes resulting from:		
Amortization of excess of investment cost over underlying net assets of consolidated subsidiaries	0.2	0.2
Equity in net earnings of investee	(0.5)	(0.8)
Permanently non-deductible expenses for tax purposes, such as entertainment expenses	1.5	1.2
Permanently non-taxable income, such as dividend income	(0.9)	(0.6)
Impairment losses	—	1.3
Other	(3.1)	2.0
Effective income tax rate	34.7%	40.8%

12. Retained Earnings:

The Japanese Commercial Code provides that unappropriated retained earnings equivalent to at least 10% of cash dividends and directors' bonuses paid by a company be appropriated as a legal reserve until the sum of additional paid-in capital and such reserve equals 25% of its capital stock. This legal reserve may be used to reduce a deficit upon approval of a general shareholders' meeting, or transferred to capital stock upon approval of the Board of Directors. To the extent that the sum of additional paid-in capital and the legal reserve exceeds 25% of its capital stock, a company can release the excess portion within the shareholders' equity upon approval of a general shareholders' meeting. The released excess portion will be available for payment of dividends. In presentation, the amount of the legal reserve is included in retained earnings in the accompanying consolidated financial statements.

In Japan, dividends proposed by the Board of Directors out of earnings accumulated as of the end of a fiscal year are approved at the general shareholders' meeting in the following fiscal year. In the accompanying consolidated financial statements, dividends are shown as a reduction of retained earnings in the year approved and paid.

13. Commitments and Contingent Liabilities:

Commitments made by the Company and its consolidated subsidiaries amounted to ¥592,871 million ($5,046,999 thousand) for the construction of vessels, to ¥584,332 million ($4,974,310 thousand) for the purchase of aircrafts and to ¥1,112 million ($9,469 thousand) for the purchase of other equipment as of March 31, 2006.

Contingent liabilities for notes receivable discounted and endorsed, loans guaranteed and joint debt of indebtedness as of March 31, 2006, were as follows:

	Millions of yen	Thousands of U.S. dollars
Notes receivable discounted and endorsed	¥ 20	$ 173
Guarantees of loans	94,277	802,560
Joint debt of indebtedness	41,621	354,308
Total	¥135,918	$1,157,041

14. Statements of Cash Flows:

A reconciliation of cash and cash equivalents in the consolidated statements of cash flows and account balances of the consolidated balance sheets as of March 31, 2006, 2005 and 2004, are shown below.

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Cash and time deposits	¥80,604	¥66,740	¥65,373	$686,170
Time deposits with maturity of over three months	(2,116)	(1,712)	(1,741)	(18,018)
Cash and cash equivalents	¥78,488	¥65,028	¥63,632	$668,152

The assets and liabilities arising from the acquisition of the 7 companies at the beginning of consolidation are as follow:

	Millions of yen	Thousands of U.S. dollars
	2006	2006
Current assets	¥21,024	$178,969
Non-current assets	52,895	450,287
Total assets	¥73,919	$629,256
Current liabilities	¥30,797	$262,168
Long-term liabilities	27,996	238,325
Total liabilities	¥58,793	$500,493

15. Accounting for Leases:

Finance leases, except those for which the ownership of leased assets are deemed to be transferred to lessees, are accounted for by the method *similar to that applicable to ordinary operating leases.*

(1) Finance leases accounted for as operating leases

As lessees

a. Acquisition cost, accumulated depreciation and net balance at end of the year of leased assets as of March 31, 2006 and 2005, which included the portion of interest thereon would have been shown in the balance sheets as follows, if the leased assets had been capitalized.

	Millions of yen						Thousands of U.S. dollars		
	2006			2005			2006		
	Acquisition cost	Accumulated depreciation	Net balance at end of the year	Acquisition cost	Accumulated depreciation	Net balance at end of the year	Acquisition cost	Accumulated depreciation	Net balance at end of the year
Vessels	¥ 6,468	¥ 2,482	¥ 3,986	¥ 5,912	¥ 1,843	¥ 4,069	$ 55,054	$ 21,125	$ 33,929
Aircraft	29,427	1,634	27,793	—	—	—	250,508	13,913	236,595
Equipment and fixtures	67,795	20,941	46,854	50,276	15,122	35,154	577,125	178,263	398,862
Other tangible fixed assets	2,206	1,305	901	2,240	1,291	949	18,784	11,115	7,669
Total	¥105,896	¥26,362	¥79,534	¥58,428	¥18,256	¥40,172	$901,471	$224,416	$677,055

b. Future lease payments as of March 31, 2006, which included the portion of interest thereon, are as follows:

	Millions of yen	Thousands of U.S. dollars
Within one year	¥10,952	$ 93,235
More than one year	71,381	607,652
Total	¥82,333	$700,887

c. Lease expenses, depreciation and interest expenses for the year ended March 31, 2006, 2005 and 2004, are as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Lease expenses for the year	¥9,813	¥6,995	¥6,588	$83,538
Depreciation	9,056	6,262	5,603	77,095
Interest expenses	987	864	668	8,403

d. Calculation of depreciation equivalent

Assumed depreciation amounts are computed using the straight-line method over the lease terms assuming no residual value.

e. Calculation of interest equivalent

The excess of total lease payments over acquisition cost equivalents is regarded as amounts representing interest payable equivalents and is allocated to each period using the interest method.

As lessors

a. Acquisition cost, accumulated depreciation and net balance at end of the year of leased assets as of March 31, 2006 and 2005, are as follows:

	Millions of yen						Thousands of U.S. dollars		
	2006			2005			2006		
	Acquisition cost	Accumulated depreciation	Net balance at end of the year	Acquisition cost	Accumulated depreciation	Net balance at end of the year	Acquisition cost	Accumulated depreciation	Net balance at end of the year
Equipment and fixtures	¥15	¥10	¥ 5	¥258	¥242	¥16	$129	$ 87	$ 42
Other tangible fixed assets	35	8	27	66	33	33	298	67	231
Total	¥50	¥18	¥32	¥324	¥275	¥49	$427	$154	$273

b. Future lease income as of March 31, 2006, which included the portion of interest thereon, is as follows:

	Millions of yen	Thousands of U.S. dollars
Within one year	¥ 17	$ 141
More than one year	123	1,047
Total	¥140	$1,188

c. Current lease income and depreciation for the year ended March 31, 2006, 2005 and 2004, are as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Lease income for the year	¥51	¥50	¥55	$434
Depreciation	8	11	13	64

(2) Operating leases

As lessees

Future lease payments as of March 31, 2006, are as follows:

	Millions of yen	Thousands of U.S. dollars
Within one year	¥ 44,069	$ 375,150
More than one year	229,551	1,954,130
Total	¥273,620	$2,329,280

As lessors

Future lease income as of March 31, 2006, are as follows:

	Millions of yen	Thousands of U.S. dollars
Within one year	¥1,002	$ 8,533
More than one year	1,696	14,431
Total	¥2,698	$22,964

16. Derivative Financial Instruments:

(1) Contents of, policies for, and objectives in the use of derivatives

The Company and its consolidated subsidiaries employ various financing methods to obtain funds necessary for the conduct of their operations. In addition, a substantial portion of total assets and liabilities is denominated in foreign currencies. Accordingly, derivative financial instruments are used to hedge and manage the inevitable risks of fluctuations in interest rates and foreign currency rates. Specifically, to avert interest rate risk associated with borrowings, bonds and other financial instruments, the Company and its consolidated subsidiaries utilize interest rate swap contracts, interest rate cap contracts and other techniques. To avert foreign exchange risk associated with foreign currency assets and liabilities, the Company and its consolidated subsidiaries make use of forward foreign currency contracts, currency swap contracts and other techniques. Similarly, to deal with the risk of price fluctuations in fuel, the Company and its consolidated subsidiaries utilize fuel swap contracts and other techniques. However, the Company and its consolidated subsidiaries do not engage in trading or in speculative use of derivative financial instruments.

Regarding hedge accounting for derivative financial instruments, the following methods and policies are applied.

a. Hedge accounting method

The Company and its consolidated subsidiaries mainly adopt a deferred hedge method that requires the Company to mark the derivative financial instruments effective as hedges to market, and to defer the valuation loss/gain. For forward foreign exchange contracts and currency swap contracts that meet the required conditions under the accounting standard, the Company and its consolidated subsidiaries translate hedged foreign currency assets and liabilities at the rate of these contracts. In addition, for interest rate swap contracts and interest rate cap contracts that meet specified conditions under the accounting standard, the related interest differentials paid or received under the contracts are included in the interest income/expenses of the hedged financial assets and liabilities.

b. Principal hedging techniques and items hedged

Principal hedging techniques	Principal items hedged
Currency swap contracts	Foreign currency borrowings and bonds
Interest rate swap contracts	Borrowings, bonds and loans
Fuel swap contracts	Purchase price of fuel
Forward foreign exchange contracts	Forecasted foreign currency transactions

c. Hedging policy

Based on internal rules and regulations, including the Company's Rules for Risk Management Employing Financial Instruments, the Company and its consolidated subsidiaries enter into hedging transactions to offset the risk of market rate fluctuations, etc., for items to be hedged.

d. Method for evaluating effectiveness of hedging

The Company and its consolidated subsidiaries analyze the ratios of the cumulative amount of market fluctuation or cash flow of the hedging financial instruments and the hedged items.

(2) Risks inherent in derivative transactions

Derivative transactions have an inherent market risk, which is derived from future changes in market prices (currency rates, interest rates and prices), and a credit risk, which is derived from the counterparty or counterparties to the derivative transaction becoming unable to perform their contractual obligations. The derivative financial instruments utilized by the Company and its consolidated subsidiaries are only those which offset the fluctuation of fair value of

underlying financial assets and liabilities, thereby the Company and its subsidiaries are not exposed to material market risk. The counterparties in the derivatives transactions are financial institutions with high credit ratings, implying that credit risk is immaterial.

(3) Risk management for derivatives
The derivative transactions of the Company and its consolidated subsidiaries follow the internal approval process specified in *the Company's Rules for Risk Management Employing Financial Instruments* and other rules as well as regulations and are subject to internal control operated principally by the divisions in charge of accounting. In addition, to prevent improper transactions, the back-office function for these transactions is performed by a different personnel of the Company and its consolidated subsidiaries other than those staff directly involved in the dealings. The contract (notional) amounts and other information related to derivative financial instruments are reported to a director in charge periodically, and, as necessary, to the Board of Directors.

	Millions of yen				Thousands of U.S. dollars	
	2006		2005		2006	
	Contracts outstanding	Unrealized gain (loss)	Contracts outstanding	Unrealized gain (loss)	Contracts outstanding	Unrealized gain (loss)
1. Interest rate-related						
Interest rate swaps:						
Receive fixed, pay floating	¥9,903	¥ 591	¥14,998	¥ 863	$84,305	$ 5,029
Receive floating, pay fixed	9,748	(495)	10,763	(838)	82,983	(4,211)
2. Currency-related						
Forward foreign currency exchange contracts:						
Sell Euro, buy Japanese yen	1,294	(1)	1,230	(4)	11,018	(13)
Buy H.K. dollar, sell Japanese yen	244	(3)	350	(1)	2,079	(25)
Buy Euro, sell Japanese yen	65	1	142	1	550	8
Buy Thai Baht, sell Japanese yen	211	(3)	124	(3)	1,797	(26)
Buy U.S. dollar, sell Japanese yen	430	(0)	175	2	3,664	(2)
Sell U.S. dollar, buy Japanese yen	4,002	(201)	2,580	146	34,065	(1,708)
Others	1,551	(2)	449	(9)	13,201	(18)
Currency swaps:						
Receive Japanese yen, pay U.S. dollar	90	3	120	14	769	29
Receive U.S. dollar, pay Japanese yen	—	—	5,100	(43)	—	—

Notes: 1. The exchange rate prevailing at the end of the fiscal year for translation of forward foreign exchange transactions is the forward foreign exchange rate.
2. The values of currency swap and interest rate swap transactions are valued at the market rates reported by the financial institutions handling these transactions for the Company, as of the end of the consolidated fiscal year.
3. Items for which hedge accounting is applied are excluded from the above table disclosure.

17. Accounting for Employees' Retirement Benefits:

(1) Outline of employees' retirement benefit plans
The Company and its domestic consolidated subsidiaries have the following defined benefit plans: the Tax Qualified Pension Plan, the Japanese government's Employees' Pension Fund, and a lump sum payment system. In addition, in certain cases the Company and its consolidated subsidiaries may provide supplementary retirement payments (that are not considered part of actuarially computed employees' retirement benefits under accounting standards for retirement benefits) when employees retire or otherwise leave the Company or its consolidated subsidiaries.

In addition, certain overseas consolidated subsidiaries have established defined contribution plans or defined benefit plans, and the Company has set up an employee retirement benefit trust.

(2) Amounts related to projected benefit obligations (As of March 31, 2006 and 2005)

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Projected benefit obligations	¥ (92,556)	¥(89,159)	$(787,912)
Plan assets (Note)	113,481	79,197	966,041
Unfunded obligations	20,925	(9,962)	178,129
Unrecognized plan assets	—	—	—
Unrecognized actuarial accounting differences	(31,008)	(2,192)	(263,964)
Net obligations on the consolidated balance sheets	(10,083)	(12,154)	(85,835)
Prepaid pension costs	9,362	7,020	79,700
Reserve for employees 'retirement benefits	¥(19,445)	¥(19,174)	$(165,535)

Note: Plan assets related to jointly established Employees' Pension Fund of ¥4,406 million ($37,511 thousand) and ¥3,343 million as of March 31, 2006 and 2005, respectively, are not included in pension assets above.

(3) Amounts related to retirement benefit costs (As of March 31, 2006 and 2005)

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Service costs	¥3,808	¥4,232	$32,415
Interest costs	1,257	1,290	10,698
Expected return on plan assets	(818)	(770)	(6,965)
Amortization of actuarial differences	8	547	73
Amortization of unrecognized prior service cost	(26)	128	(221)
Retirement benefit costs	¥4,229	¥5,427	$36,000

Note: In addition to the costs shown above, certain consolidated subsidiaries had ¥1,325 million ($11,281 thousand) and ¥906 million for the fiscal years ended March 31, 2006 and 2005, respectively, in defined contribution retirement benefit costs. Besides the retirement benefit costs shown above, certain domestic consolidated subsidiaries treated the amount of defined contributions paid to their Employees' Pension Fund as retirement benefit costs.

(4) Assumptions in calculation of the above information were as follows as of March 31, 2006 and 2005:

	2006	2005
Method of attributing the projected benefits to periods of service	straight-line basis	straight-line basis
Discount rate	mainly 2.0%	mainly 2.0%
Expected rate of return on plan assets	mainly 2.0%–3.0%	mainly 2.0%–3.0%
Amortization period of unrecognized prior service cost	mainly 8 years	mainly 8 years
Amortization period of unrecognized actuarial differences	mainly 8 years	mainly 8 years

18. Industry Segment Information :

The Company and its consolidated subsidiaries operate in 7 businesses: Liner trade, Other shipping, Logistics, Terminal and Harbor Transport, Cruise, Real Estate, and Others.

The following tabulation presents certain segment information for the years ended March 31, 2006, 2005 and 2004.

For the year ended March 31, 2006:

Millions of yen

	Liner trade	Other shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Others	Total	Elimination and Unallocation	Consolidated Total
I Revenues and Operating Income										
Revenues:										
(1) Revenues from customers	¥534,637	¥672,780	¥424,645	¥ 83,109	¥40,750	¥ 9,451	¥163,930	¥1,929,302	¥ —	¥1,929,302
(2) Inter-segment revenues	4,542	4,957	1,786	28,366	—	3,072	70,340	113,063	(113,063)	—
Total revenues	539,179	677,737	426,431	111,475	40,750	12,523	234,270	2,042,365	(113,063)	1,929,302
Operating costs and expenses	523,154	571,400	413,680	104,175	40,229	9,673	239,629	1,901,940	(113,119)	1,788,821
Operating income	¥ 16,025	¥106,337	¥ 12,751	¥ 7,300	¥ 521	¥ 2,850	¥ (5,359)	¥ 140,425	¥ 56	¥ 140,481
Income before extraordinary items	¥ 17,536	¥108,230	¥ 12,992	¥ 2,189	¥ (208)	¥ 3,410	¥ (3,700)	¥ 140,449	¥ 3	¥ 140,452
II Assets, Depreciation and Amortization, and Capital Expenditures										
Assets	¥247,860	¥803,511	¥203,094	¥84,455	¥34,684	¥49,252	¥374,469	¥1,797,325	¥ 80,115	¥1,877,440
Depreciation and amortization	6,067	48,739	6,336	2,967	2,854	1,086	5,778	73,827	(13)	73,814
Capital expenditures	60,791	95,306	7,822	2,688	6,022	725	20,214	193,568	—	193,568

Thousands of U.S. dollars

	Liner trade	Other shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Others	Total	Elimination and Unallocation	Consolidated Total
I Revenues and Operating Income										
Revenues:										
(1) Revenues from customers	$4,551,262	$5,727,246	$3,614,924	$707,496	$346,898	$ 80,456	$1,395,504	$16,423,786	$ —	$16,423,786
(2) Inter-segment revenues	38,665	42,201	15,204	241,473	—	26,150	598,789	962,482	(962,482)	—
Total revenues	4,589,927	5,769,447	3,630,128	948,969	346,898	106,606	1,994,293	17,386,268	(962,482)	16,423,786
Operating costs and expenses	4,453,505	4,864,219	3,521,583	886,821	342,464	82,346	2,039,915	16,190,853	(962,956)	15,227,897
Operating income	$ 136,422	$ 905,228	$ 108,545	$ 62,148	$ 4,434	$ 24,260	$ (45,622)	$ 1,195,415	$ 474	$ 1,195,889
Income before extraordinary items	$ 149,277	$ 921,340	$ 110,600	$ 18,631	$ (1,767)	$ 29,031	$ (31,496)	$ 1,195,616	$ 24	$ 1,195,640
II Assets, Depreciation and Amortization, and Capital Expenditures										
Assets	$2,109,986	$6,840,139	$1,728,901	$718,948	$295,260	$419,271	$3,187,786	$15,300,291	$682,004	$15,982,295
Depreciation and amortization	51,644	414,907	53,938	25,253	24,298	9,242	49,190	628,472	(103)	628,369
Capital expenditures	517,503	811,323	66,586	22,885	51,265	6,170	172,077	1,647,809	—	1,647,809

Effective from the fiscal year ended March 31, 2006, the former "Shipping" segment has been divided into the "Liner trade" and "Other shipping" segments, and the former "Shipping-related services" segment has been included in "Others." These changes in business segments were judged to be more appropriate in light of the operational content of the business in the NYK Group of companies and figures for 2005 have been restated.

For the year ended March 31, 2005:

(Restated)

Millions of yen

	Liner trade	Other shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Others	Total	Elimination and Unallocation	Consolidated Total
I Revenues and Operating Income										
Revenues:										
(1) Revenues from customers	¥453,646	¥567,112	¥356,308	¥82,043	¥33,402	¥10,041	¥103,546	¥1,606,098	¥ —	¥1,606,098
(2) Inter-segment revenues	3,398	4,678	890	26,967	30	2,915	43,124	82,002	(82,002)	—
Total revenues	457,044	571,790	357,198	109,010	33,432	12,956	146,670	1,688,100	(82,002)	1,606,098
Operating costs and expenses	410,983	467,975	348,831	104,863	37,060	10,114	146,909	1,526,735	(82,012)	1,444,723
Operating income	¥ 46,061	¥103,815	¥ 8,367	¥ 4,147	¥ (3,628)	¥ 2,842	¥ (239)	¥ 161,365	¥ 10	¥ 161,375
Income before extraordinary items	¥ 45,009	¥101,104	¥ 8,135	¥ 398	¥ (4,784)	¥ 3,305	¥ 1,626	¥ 154,793	¥ 10	¥ 154,803
II Assets, Depreciation and Amortization, Impairment loss on fixed assets, and Capital Expenditures										
Assets	¥182,691	¥694,131	¥176,218	¥84,425	¥36,518	¥51,488	¥224,473	¥1,449,944	¥26,283	¥1,476,227
Depreciation and amortization	6,271	46,101	4,938	3,104	2,859	1,092	2,449	66,814	—	66,814
Impairment loss on fixed assets	—	38	5,140	427	7,947	6,612	443	20,607	—	20,607
Capital expenditures	36,118	132,343	14,766	3,948	1,256	987	4,151	193,569	—	193,569

For the year ended March 31, 2005:

(Before restated)

Millions of yen

	Shipping	Logistics	Cruise	Terminal and Harbor Transport	Shipping-Related Services	Real Estate	Others	Total	Elimination and Unallocation	Consolidated Total
I Revenues and Operating Income										
Revenues:										
(1) Revenues from customers	¥1,020,758	¥356,308	¥33,402	¥ 82,043	¥40,777	¥10,041	¥ 62,769	¥1,606,098	¥ —	¥1,606,098
(2) Inter-segment revenues	1,936	890	30	26,967	3,967	2,915	39,260	75,965	(75,965)	—
Total revenues	1,022,694	357,198	33,432	109,010	44,744	12,956	102,029	1,682,063	(75,965)	1,606,098
Operating costs and expenses	872,791	348,831	37,060	104,863	44,632	10,114	102,381	1,520,672	(75,949)	1,444,723
Operating income	¥ 149,903	¥ 8,367	¥ (3,628)	¥ 4,147	¥ 112	¥ 2,842	¥ (352)	¥ 161,391	¥ (16)	¥ 161,375
Income before extraordinary items	¥ 146,140	¥ 8,135	¥ (4,784)	¥ 398	¥ 564	¥ 3,305	¥ 1,061	¥ 154,819	¥ (16)	¥ 154,803
II Assets, Depreciation and Amortization, Impairment loss on fixed assets, and Capital Expenditures										
Assets	¥ 873,898	¥176,218	¥36,518	¥ 84,425	¥46,009	¥51,488	¥186,259	¥1,454,815	¥ 21,412	¥1,476,227
Depreciation and amortization	52,372	4,938	2,859	3,104	1,389	1,092	1,060	66,814	—	66,814
Impairment loss on fixed assets	38	5,140	7,947	427	294	6,612	149	20,607	—	20,607
Capital expenditures	168,461	14,766	1,256	3,948	2,469	987	1,682	193,569	—	193,569

(1) In line with the promulgation of the Partial Revision to Standards for Accounting for Retirement Benefits (Corporate Accounting Standards Guideline No. 3, March 16, 2005) and Guidelines for Applying Partial Revision to Standards for Accounting for Retirement Benefits (Guideline No. 7 for Applying Corporate Accounting Standards, March 16, 2005), the Company elected to and did apply these standards in its consolidated fiscal accounts for the year ended March 31, 2005. As a result, both operating income and ordinary income increased by the following amounts: in the shipping segment, ¥530 million; in logistics, ¥17 million; in cruise, ¥4 million; in terminal and harbor transport, ¥8 million; in shipping-related services, ¥11 million; in real estate, ¥1 million; and in others, ¥10 million.

(2) Until the year ended March 31, 2004, the Company has recorded certain costs related to foreign vessels officers, etc., as an other expense. From the year ended March 31, 2005, however, the Company has begun accounting for this as a cost of sales, in the "costs and expenses" category. Adopting this method of accounting for such costs caused a ¥1,898 million increase in operating costs in the shipping segment, compared with the previous method of accounting, and consequently a ¥1,898 million decrease in operating income. Income before extraordinary items was not affected.

For the year ended March 31, 2004:

	Millions of yen									
	Shipping	Logistics	Cruise	Terminal and Harbor Transport	Shipping-Related Services	Real Estate	Others	Total	Elimination and Unallocation	Consolidated Total
I Revenues and Operating Income										
Revenues:										
(1) Revenues from customers	¥877,501	¥293,961	¥29,869	¥ 81,447	¥38,187	¥10,184	¥ 67,171	¥1,398,320	¥ —	¥1,398,320
(2) Inter-segment revenues	2,364	1,016	—	20,910	4,298	2,429	35,626	66,643	(66,643)	—
Total revenues	879,865	294,977	29,869	102,357	42,485	12,613	102,797	1,464,963	(66,643)	1,398,320
Operating costs and expenses	788,543	291,411	35,316	101,752	42,470	9,559	104,035	1,373,086	(66,699)	1,306,387
Operating income	¥ 91,322	¥ 3,566	¥ (5,447)	¥ 605	¥ 15	¥ 3,054	¥ (1,238)	¥ 91,877	¥ 56	¥ 91,933
Income before extraordinary items	¥ 76,875	¥ 3,165	¥ (6,605)	¥ (2,048)	¥ 284	¥ 3,367	¥ (395)	¥ 74,643	¥ 20	¥ 74,663
II Assets, Depreciation and Amortization, and Capital Expenditures										
Assets	¥772,796	¥156,737	¥47,931	¥ 89,006	¥43,718	¥50,884	¥151,881	¥1,312,953	¥63,711	¥1,376,664
Depreciation and amortization	50,909	4,630	3,710	2,855	1,417	1,151	1,017	65,689	—	65,689
Capital expenditures	94,831	11,653	29,729	4,275	640	1,488	737	143,353	—	143,353

19. Geographical Segment Information

Major countries and regions in each segment are as follows.

North America: United States and Canada

Europe: United Kingdom, Germany, the Netherlands, Italy, Sweden and Belgium

Asia: Singapore, Thailand and Hong Kong

Others: Australia

The tables below contain segment information for the fiscal years ended March 31, 2006, 2005 and 2004.

Consolidated Fiscal Year ended March 31, 2006	Millions of yen							
	Japan	North America	Europe	Asia	Others	Total	Elimination and corporate	Consolidated
I Revenues and Operating Income								
Revenues								
(1) Revenues from customers	¥1,480,214	¥198,603	¥152,308	¥90,410	¥7,767	¥1,929,302	¥ —	¥1,929,302
(2) Inter-segment revenues	15,105	33,897	10,538	12,429	1,957	73,926	(73,926)	—
Subtotal	1,495,319	232,500	162,846	102,839	9,724	2,003,228	(73,926)	1,929,302
Operating costs and expenses	1,379,144	223,764	156,309	94,216	9,550	1,862,983	(74,162)	1,788,821
Operating income	¥ 116,175	¥ 8,736	¥ 6,537	¥ 8,623	¥ 174	¥ 140,245	¥ 236	¥ 140,481
Other income (expenses)	(582)	(1,303)	(1,518)	3,935	338	870	(899)	(29)
Income before extraordinary items	¥ 115,593	¥ 7,433	¥ 5,019	¥12,558	¥ 512	¥ 141,115	¥ (663)	¥ 140,452
II Assets	¥1,331,325	¥ 90,794	¥128,071	¥87,123	¥6,920	¥1,644,235	¥233,205	¥1,877,440

Consolidated Fiscal Year ended March 31, 2006	Thousands of U.S. dollars							
	Japan	North America	Europe	Asia	Others	Total	Elimination and corporate	Consolidated
I Revenues and Operating Income								
Revenues								
(1) Revenues from customers	$12,600,785	$1,690,672	$1,296,570	$769,640	$66,119	$16,423,786	$ —	$16,423,786
(2) Inter-segment revenues	128,592	288,558	89,706	105,805	16,661	629,322	(629,322)	—
Subtotal	12,729,377	1,979,230	1,386,276	875,445	82,780	17,053,108	(629,322)	16,423,786
Operating costs and expenses	11,740,396	1,904,860	1,330,631	802,043	81,296	15,859,226	(631,329)	15,227,897
Operating income	$ 988,981	$ 74,370	$ 55,645	$ 73,402	$ 1,484	$ 1,193,882	$ 2,007	$ 1,195,889
Other income (expenses)	(4,958)	(11,095)	(12,924)	33,505	2,875	7,403	(7,652)	(249)
Income before extraordinary items	$ 984,023	$ 63,275	$ 42,721	$106,907	$ 4,359	$ 1,201,285	$ (5,645)	$ 1,195,640
II Assets	$11,333,324	$ 772,914	$1,090,248	$741,665	$58,916	$13,997,067	$1,985,228	$15,982,295

Consolidated Fiscal Year ended March 31, 2005	Japan	North America	Europe	Asia	Others	Total	Elimination and corporate	Consolidated
	Millions of yen							
I Revenues and Operating Income								
Revenues								
(1) Revenues from customers	¥1,250,656	¥166,079	¥114,896	¥67,087	¥7,380	¥1,606,098	¥ —	¥1,606,098
(2) Inter-segment revenues	12,107	24,572	9,223	11,418	1,319	58,639	(58,639)	—
Subtotal	1,262,763	190,651	124,119	78,505	8,699	1,664,737	(58,639)	1,606,098
Operating costs and expenses	1,109,750	194,061	118,425	72,577	8,818	1,503,631	(58,908)	1,444,723
Operating income	¥ 153,013	¥ (3,410)	¥ 5,694	¥ 5,928	¥ (119)	¥ 161,106	¥ 269	¥ 161,375
Other income (expenses)	(5,281)	(591)	(1,707)	2,744	169	(4,666)	(1,906)	(6,572)
Income before extraordinary items	¥ 147,732	¥ (4,001)	¥ 3,987	¥ 8,672	¥ 50	¥ 156,440	¥ (1,637)	¥ 154,803
II Assets	¥1,095,477	¥ 78,699	¥181,712	¥68,341	¥7,186	¥1,431,415	¥44,812	¥1,476,227

Consolidated Fiscal Year ended March 31, 2004	Japan	North America	Europe	Asia	Others	Total	Elimination and corporate	Consolidated
	Millions of yen							
I Revenues and Operating Income								
Revenues								
(1) Revenues from customers	¥1,102,112	¥148,304	¥ 88,683	¥53,379	¥5,842	¥1,398,320	¥ —	¥1,398,320
(2) Inter-segment revenues	8,722	24,518	9,710	9,757	1,025	53,732	(53,732)	—
Subtotal	1,110,834	172,822	98,393	63,136	6,867	1,452,052	(53,732)	1,398,320
60 Operating costs and expenses	1,018,490	179,570	96,581	58,975	6,881	1,360,497	(54,110)	1,306,387
Operating income	¥ 92,344	¥ (6,748)	¥ 1,812	¥ 4,161	¥ (14)	¥ 91,555	¥ 378	¥ 91,933
Other income (expenses)	(15,775)	(42)	(2,147)	2,152	31	(15,781)	(1,489)	(17,270)
Income before extraordinary items	¥ 76,569	¥ (6,790)	¥ (335)	¥ 6,313	¥ 17	¥ 75,774	¥ (1,111)	¥ 74,663
II Assets	¥ 984,888	¥ 92,803	¥155,590	¥57,132	¥4,496	¥1,294,909	¥ 81,755	¥1,376,664

20. Subsequent Event:

On June 28, 2006, the shareholders approved the following appropriations of retained earnings of the Company:

	Millions of yen	Thousands of U.S. dollars
Unappropriated retained earnings at March 31, 2006	¥ 71,071	$ 605,013
Transfer from reserve for specific tax purposes	1,738	14,793
Cash dividends	(10,985)	(93,509)
Directors bonuses	(185)	(1,575)
Transfer to reserve for specific tax purposes	(25,010)	(212,905)
Unappropriated retained earnings to be carried forward	¥ 36,629	$ 311,817

Kasumigaseki Bldg. 32nd Floor
3-2-5, Kasumigaseki, Chiyoda-ku,
Tokyo 100-6088, Japan

Report of Independent Auditors

To the Board of Directors and Shareholders of Nippon Yusen Kabushiki Kaisha

We have audited the accompanying consolidated balance sheets of NIPPON YUSEN KABUSHIKI KAISHA and its subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2006, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NIPPON YUSEN KABUSHIKI KAISHA and its subsidiaries as of March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in Japan.

As described in Note 18, effective from the year ended March 31, 2006, NIPPON YUSEN KABUSHIKI KAISHA and its subsidiaries changed the accounting policy for industry segments that the former Shipping segment was divided into the Liner Trade and the Other Shipping segments, and the former Shipping Related Services segment was included in the Others segment.

As described in Note 3.N.(1), effective from the year ended March 31, 2005, NIPPON YUSEN KABUSHIKI KAISHA and its subsidiaries applied to its consolidated financial statements the Accounting Standards Related to Impairment Loss on Fixed Assets.

As described in Note 3.N.(2), effective from the year ended March 31, 2005, NIPPON YUSEN KABUSHIKI KAISHA and its subsidiaries applied to its consolidated financial statements the Partial Revision to Standards for Accounting for Retirement Benefits.

As described in Note 3.N.(3), effective from the year ended March 31, 2005, NIPPON YUSEN KABUSHIKI KAISHA and its subsidiaries reclassified crew-related expenses from other expense to cost of sales.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of readers, have been translated on the basis set forth in Note 2 to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan
June 28, 2006

A wide variety of economic, political and social factors in countries throughout the world have the potential to impact negatively the NYK Group's mainstay shipping and integrated logistics operations, as well as its cruise and other businesses. Indicated below are some of the risks that could affect the Group's operating performance, share price and financial conditions. The items described in the text below represent the Group's judgment of potential future events, as of the end of the consolidated fiscal year under review.

(1) A major shipping accident

The NYK Group operates and controls ships throughout the world. We recognize the safe operation of vessels and preservation of the environment as our top operational imperatives. To ensure operational safety, we have implemented our own safety management system, NAV9000, to pursue environmental management certification. We have established the Environmental Safety Measures Promotion Council, which is chaired by the president of NYK, to periodically review safety measures for shipping and other operations. This structure is designed to guarantee steady improvements in the Group's safety levels and to ensure appropriate responses in the event of an emergency. Nevertheless, a major unforeseen accident, such as an oil spill or some other type of environmental contamination, could impact the operating performance and financial condition of the NYK Group.

(2) Changes in the overall shipping and freight markets

The NYK Group endeavors to create stable operating revenue that is not affected by overall changes in the shipping market. However, changes in the balance of shipping supply and demand, such as a falloff in international freight demand or increasingly severe competition, could cause a substantial decline in shipping revenues or ship rental income. Such a situation could impact the operating performance and financial condition of the NYK Group.

(3) Fluctuations in currency exchange rates

Many of the NYK Group's operations are denominated in foreign currencies, creating the possibility of losses resulting from exchange rate fluctuations. To reduce this risk, where possible we denominate costs in U.S. dollars and use hedging transactions, such as foreign exchange contracts and currency swaps. When preparing consolidated financial statements, the NYK Group converts the financial statements of its overseas consolidated subsidiaries into yen. As a result, fluctuations in currency exchange rates could affect the operating performance and financial condition of the NYK Group.

(4) Changes in fuel prices

The NYK Group regularly purchases bunker oil for use as fuel for vessels operating throughout the world. Bunker oil prices fluctuate according to changes in the global crude oil supply and demand situation, and other changes involving crude oil producing countries. We minimize the effect of such events by maintaining diverse fuel procurement sources, engaging in futures transactions and conserving on fuel consumption. Even so, steep rises or ongoing high levels of crude oil prices could impact the operating performance and financial condition of the NYK Group.

(5) Changes in regional economic conditions, affecting global operational developments

As the NYK Group's sphere of operations includes Japan, North America, Europe, Asia, the Middle East, and other regions, economic conditions in each of these areas can influence the Group's operations. We gather information ourselves and employ outside consultants to minimize and, where possible, avoid such risks. Nevertheless, these changes could affect the operating performance and financial condition of the NYK Group. Some potential risks are described below.

1. Disadvantageous political or economic factors
2. Government regulations, such as operational or investment permissions, taxes, foreign exchange controls or commercial limitations
3. Joint operations or tie-ups with other companies
4. Social upheaval, such as wars, riots, terrorist acts, piracy, infectious diseases, strikes, and computer viruses
5. Earthquakes, tsunamis, typhoons, and other natural disasters

(6) Impacts of incidents arising during system development or operation

The smooth operation of its fundamental IT systems is essential to the operations of the NYK Group. In the event that an earthquake, fire, or other calamity affects the stable operation of these systems or causes them to go down, the Group will make every effort to get these systems back on

line promptly. However, if these systems remain down for more than a certain period of time, the provision of information to customers and our business operations could be affected. Such incidents could impact the NYK Group's operating performance and financial condition.

(7) Stronger legislation on environmental preservation, safetyand security

The NYK Group recognizes the vital importance of environmental conservation activities and the security and safety of its distribution supply chain to its worldwide operations. Increasingly stringent public regulations to preserve the environment include moves toward double-hull construction, which reduces the danger of oil spills in the event of an oil tanker collision; standards to reduce CO2, SOx, and NOx emissions; and the use of electronically controlled engines. The costs required to respond to increasingly stringent legislative measures or social expectations on environmental preservation—including the prevention of global warming, atmospheric pollution, and the preservation of biodiversity, as well as safety and security, could affect the operating performance and financial condition of the NYK Group.

(8) Operational restructuring

The NYK Group has restructured its operations in past years. Future operational restructuring activities, if implemented, could affect the operating performance and financial condition of the NYK Group.

(9) Investment plans

Although the NYK Group's plans include investment in the expansion of its fleet of ships and aircraft, market conditions and other fluctuations could prevent these plans from progressing as initially intended. Such changes could affect the operating performance and financial condition of the NYK Group.

(10) Fluctuations in interest rates

Internal funding provides the NYK Group with some of the funds it requires for the investment in vessels and operations, capital equipment and operations. Other funds are procured from outside sources, and some of this external funding carries floating interest rates. The Group seeks to minimize the effect of interest rate changes by moving toward fixed interest rates on the basis of its assumptions about the interest rate environment. However, certain changes in interest rates could impact the operating performance and financial condition of the NYK Group, and affect the future cost of procuring funds.

(11) Disposal of vessels

Changes in shipping demand and supply conditions, as well as technical developments and advances, cause physical limitations on the use of vessels as they become outdated or no longer comply with safety and other legal requirements. In such cases, the NYK Group may dispose of its vessels or cancel certain charter contracts. Such activities could affect the operating performance and financial condition of the NYK Group.

(12) Valuation losses on investment securities

The NYK Group uses the current value method to evaluate its holdings of investment securities that have explicit market values, taking as the market value the average market price during the one-month period preceding the end of the fiscal year. As a result, shifts in stock market conditions can result in valuation losses. Such changes could affect the operating performance and financial condition of the NYK Group.

(13) Retirement benefits plan

The NYK Group's defined-benefit plans include a qualified retirement benefits plan, an employees' pension fund plan and a temporary retirement fund plan. Although currently a member of a tax qualified pension plan, legally the NYK Group must shift to a different type of plan within 10 years, by the end of March 2012. Changes in the pension plan, the investment of pension assets or the assumptions behind the accounting for retirement benefits could affect the operating performance and financial condition of the NYK Group.

The specific items described above are some of the ongoing risks that the NYK Group faces in its everyday operations, and are not intended to encompass all potential risks.

Worldwide Service Network



Antwerp
Zeebrugge
Tewkesbury
Bristol
Tamworth
Rotherham
Boulogne
Romford
Brackmills
Northampton
Nottingham
Castleford
Hartlepool
Manchester
Scapa Flow
Liverpool
Dumfries
Glasgow
Belfast
Dublin
Avonmouth
Birmingham
Southampton
Swindon
Milton Keynes
Vigo
Bilbao
Leixoes
London
Le Havre
Lisbon
Sines
Gibraltar
Casablanca
Cartagena
Tarragona
Brussels
Barcelona
Paris
Algiers
Lyon
Fos
Lavera
Genova/Savona
Takoradi
Brass
Okono
Bonny
Yoho
Rotterdam
Terneuzen
Flushing
Amsterdam
Kaarsto
Duisburg
Bremen
Bremerhaven
Tonsberg
Hamburg
Arhus
Oslo
Kalundborg
Copenhagen
Gothenburg
Helsingborg
Karlshamn
Stockholm
Dusseldorf
Koln
Helsinki
St.Petersburg
Frankfurt
Gdynia
Stuttgart
Praha
Kolin
Warsaw
Muenchen
Budapest
Moscow
Luxembourg
Odessa
Constantza
Istanbul
Thessaloniki
Novorossiysk
Tuapse
Derince
Mersin
Dortyol
Iskenderun
Lattakia
Banias
Tartous
Limassol
Aqaba/Eilat
Padova
Porto Marghera
Trieste
Venice
Koper
Livorno
Fiumicino
Salerno
Izmir
Piraeus
Gioia Tauro
La Spezia
Augusta
Milan
Damietta
El Sider
Benghazi
Sidi Kerir
Alexandria
Port Said
Suez
Adabiya
Ain Sukhna
Tripoli
Zawia
Bouri
Valletta
Sarroch
Caglian
Djeno
Safaga
Yanbu
Rabigh
Jeddah
Port Sudan
Ras Isa
Massawa
Hodeidah
Djibouti
Mina Al Ahmadi
Jubail
Ras al Khafji
Al Shaheen
Ras Laffan
Mombasa
Dar es Salaam
Mahe
Johannesburg
Maputo
Richards Bay
Durban
East London
Port Elizabeth
Saldanha Bay
Cape Town
Kuwait
Basrah
Soroosh
Bandar Khomeini
Kharg Island
Tehran
Ju'aymah
Ras Tanura
As Saluyeh
Bahrain
Zirku Island
Das Island
Jebel Dhanna
Dubai/Sharjah
Bandar Abbas
Khor Fakkan
Port Sultan Qaboos
Port Bin Qasim
Karachi
Muscat
Mina Al Fahal
Kandla
Fujairah
Ras Al Khaimah
Jebel Ali
Salalah
Abu Dhabi
Qatar
Ruwais
Halul Island
Messai'eed
Doha
Sitra
Damman
Taizhou
Zhenjiang
Zhangjiagang
Nanjing
Suzhou
Shanghai
Wuxi
Hangzhou
Wuhan
Ningbo
Wenzhou
Shenyang
Dalian
Jinzhou
Qinhuangdao
Tianjin
Beijing
Xingang
Qingdao
Rizhao
Lianyungang
Onsan
Pohang
Seoul
Kwangyang
Kunsan
Masan
Hadong
Chinhae(Jinhae)
Ulsan
Donghae
Inchon
Daesan
Yosu
Busan
Samchonpo
Noshiro
Akita
Sakata
Yamagata
Naoetsu
Niigata
Toyama
Uchiura
Nanao
Kanazawa
Tsuruga
Komatsu
Maizuru
Sakaiminato
Hamada
Vityaz
Vostochnyy
Guangzhou
Xiamen
Raoping
(Huanggang)
Shantou
Chongqing
Zhoushan
Shekou
Shenzhen
Yantian
Shuidong
Haiphong
Cailan
Calcutta
Dhaka
Hanoi
Haldia
Chittagong
Dahej
Paradip
Mumbai
Chiangmai
Nhava Sheva
Visakhapatnam
Mormugao
Bangalore
Chennai
Tuticorin
Colombo
Hong Kong
Chiwan
Huangpu
Keelung
Taipei
Taoyuan
Taichung
Hualien
Makung
Mai-liao
Kaohsiung
Vung Ang
Da Nang
Bangkok
Sriracha
Ko Sichang
Bachiho
Qui Nhon
Laem Chabang
Ho Chi Minh City
Tha Thong
Map Ta Phut
Laguna
Manila
Batangas
Tabangao
Bataan
Subic
Villanueva
Cebu
Taganito
Rio Tuba
Davao
Saipan
Guam
Arun
Penang
Kerteh
Kuala Lumpur
Shah Alam
Port Klang
Singapore
Johor Bahru
Tanjung Uban
Dumai
Sungai Pakning
Pasir Gudang
Off Karimun
Bintan Island
Tg. Mani
Sandakan
Kota Kinabaru
Tawau
Tg. Salirong
Tarakan
Bintulu
Malili
Kuching
Muara
Miri
Tarahan
Tanjung Bara
Bontang
Samarinda
Balikpapan
Bayuundan
Cigading
Jakarta
Semarang
Surabaya
Probolinggo
Banjarmasin
North Pulau Laut
Pulau Laut
Sebuk
Senipa
Bul, Gee, Mornopo
Madang
Lae
Port Moresby
Weipa
Gove
Cape Flattery
Groote Eylandt
Port Darwin
Wandoo
Port Hedland
Port Walcott
Dampier
Cape Cuvier
Cairns
Townsville
Abbot Point
Hay point
Gladstone
Brisbane
Kwinana
Perth
Fremantle
Bunbury
Albany
Port Bonython
Thevenard
Port Lincoln
Port Giles
Adelaide
Portland
Geelong
Melbourne
Hastings
Bell Bay
Launceston
Burnie
Spring Bay
Main NYK Group Offices
Main Calling Ports



Sapporo
Muroran
Tomakomai
Kushiro
Tokachi
Aomori
Hachinohe
Matsushima
Sendai
Haramachi
Onahama
Ishinomaki
Soma
Nagano
Utsunomiya
Baraki
Hitachinaka
Kashima
Chiba
Narita
Tokyo
Yokohama
Kawasaki
Atsugi
Shimizu
Omaezaki
Hamamatsu
Tagonoura
Nagoya
Hekinan
Yokkaichi
Gamagori
Kinuura
Owase
Kobe
Osaka
Himeji
Sakai
Kakogawa
Shikama
Senboku
Shimotsu
Wakayama
Naoshima
Komatsushima
Kawanoe
Takehara
Fukuyama
Mizushima
Sakaide
Namikata
Susaki
Niihama
Matsuyama
Kanokawa
Kudamatsu
Hikari
Tonda
Nakanoseki
Ube
Tokuyama
Iwakuni
Hiroshima
Kure
Tsukumi
Saiki
Saganoseki
Kokura
Hososhima
Nichinan
Oita
Hibikinada
Hakata
Moji
Fukuoka
Karatsu
Imari
Matsuura
Tobata
Hikoshima
Tachibana
Reihoku
Misumi
Shibushi
Yatsushiro
Kagoshima
Kiire
Tarawa
Honiara
Honolulu
Mackenzie
Anchorage
Kenai
Valdez
Yakutat
Afognak
Hoonah
Kake
Klawock
Metlakatla
Ketchikan
Hydaburg
Prince Rupert
Vancouver (BC)
Roberts Bank
Ferndale
New Westminster
Seattle
Tacoma
Vancouver(WA)
Longview
Aberdeen
Portland
Boise
Coos Bay
Benicia
San Francisco
Redwood City
Las Vegas
Port Hueneme
Los Angeles
Long Beach
San Diego
Phoenix
Cedros Island
Mazatlan
Manzanillo
Mexico City
Lazaro Cardenas
Pittsburg
Oakland
Newark
Toronto
Cleveland
Detroit
Milwaukee
Chicago
Minneapolis
Indianapolis
Cincinnati
Denver
Bentonville
Dallas
Houston
Galveston
Loop
Garyville
South West Pass
Memphis
Mobile
New Orleans
Piaquemine
Altamira
Veracruz
Montreal
Seven Islands
Portland
Boston
Davis ville
Halifax
Port Murry
New York
New Jersey
Philadelphia
Johnstown
Baltimore
Newport News
Norfolk
Atlanta
Macon
Savannah
Jacksonville
Tampa
Miami
Freeport/Nassau
Port Au Prince
St. Domingo
San Juan
Kingston
St. Jhon's
Basseterre
Point A Pitre
Roseau
Fort de France
Port Castries
Bridge town
Kingstown
St. George's
Aruba
Curacao
Bonaire
Cartagena
La Guaira
Port of Spain
Guanta/Puerto Sucre
Puerto Cabello
Palua
Macapa
Manaus
Belém
Ponta Da Madeira
Fortaleza
Recife
Salvador
Puerto Quetzal
Acajutla
San Lorenzo
Esmeraldas
Corinto
Puerto Caldera
Manzanillo
Panama
Balboa
Buenaventura
Guayaquil
Callao
Matarani
Iquique
Tocopilla
Antofagasta
Huasco
Guayacan
Las Ventanas
Valparaiso
San Antonio
Santiago
Talcahuano
San Vicente
Coronel
Corral
Calbuco
Asuncion
Vitória
Itaguai
Santos
São Paulo
Paranagua
Bahia Blanca/Sao Francisco do Sul
Itajai
Rio Grande
Zarate
Montevideo
Buenos Aires
Punta Arenas
Lautoka
Suva
Apia
Pago Pago
Papeete
Santo
Port Vila
Noumea
Newcastle
Sydney
Botany Bay
Port Kembla
Eden
Whangarei
Marsden Point
Auckland
Tauranga
New Plymouth
Napier
Gisborne
Nelson
Picton
Wellington
Christchurch
Lyttelton
Timaru
Bluff
Port Chalmers

Major Consolidated Subsidiaries and Affiliates

(As of March 31, 2006)

Domestic

(Millions of yen)

Company	NYK's ownership+ (%)	Revenues	Total assets	Paid-in capital
Liner				
NYK Line (Japan) Ltd.	100	¥3,965	¥987	¥100
NYK-Hinode Line, Ltd.	100	33,097	23,802	2,100
Tokyo Senpaku Kaisya, Ltd.	100	77,495	14,801	1,899
Other Shipping				
Asahi Shipping Co., Ltd.	69.66	¥5,993	¥6,264	¥495
Badak LNG Transport, Inc.*1	25	6,584	1,223	80
Camellia Line Co., Ltd.	51	5,666	1,200	400
Geneq Corporation*1	55	15,656	17,516	242
Hachiuma Steamship Co., Ltd.	68.76	15,522	6,975	500
Kinkai Yusen Logistics Co., Ltd.	100	19,606	13,233	450
Kyoei Tanker Co.,Ltd.*1	30	12,322	18,732	2,850
Mitsubishi Ore Transport Co., Ltd.*1	40.93	7,828	5,194	1,500
NYK Global Bulk Corporation	100	86,320	70,775	4,150
Ogasawara Kaiun Co., Ltd.*1	50	1,602	3,167	10
Pacific Maritime Corporatin	100	5,429	4,127	50
Sinwa Kaiun Kaisya, Ltd.*1	26.78	78,766	43,556	8,100
Taiheiyo Kaiun Co., Ltd.*1	22.78	8,417	23,167	2,750
Taiheiyo Kisen Kaisya, Ltd.*1	31.49	6,427	5,997	2,100
Logistics				
Asahi Unyu Kaisya, Ltd.*1	95	¥11,811	¥7,495	¥100
JIT Corporation	100	12,465	3,080	490
NYK Logistics (Japan) Co., Ltd.	100	2,045	749	100
UNI-X Corporation*1	63.63	22,758	14,548	934
Yokohama Kyoritsu Soko Co., Ltd.	84.69	2,211	2,144	446
Yusen Air And Sea Service Co., Ltd.	61.38	78,029	53,011	4,301
Yusen Kairiku Unyu Kaisya Ltd.*1	67.98	2,932	1,591	50
Yusen Koun Co., Ltd.*1	76	10,673	2,920	100
Cruise				
NYK Cruises Co., Ltd.	100	¥9,814	¥16,077	¥2,000
Terminal Related Services				
Asahi Unyu Kaisha, Ltd.*1	95	¥11,811	¥7,495	¥100
Geneq Corporation*1	55	15,656	17,516	242
Hirokura	100	1,405	1,004	90
Honma Corporation	91	3,996	3,181	50
Nippon Container Terminals Co., Ltd.	51	11,256	6,090	250
Nippon Container Yuso Co., Ltd.	51	7,987	2,158	250
UNI-X Corporation*1	63.63	22,758	14,548	934
Yusen Kairiku Unyu Kaisya Ltd.*1	67.98	2,932	1,591	50
Yusen Koun Co., Ltd.*1	76	10,673	2,920	100
Real Estate				
Meiyu Real Estate Co., Ltd.	50	¥325	¥1,728	¥225
NYK Trading Corporation*1	77.94	117,327	23,832	1,246
Yokohama Boeki Tatemono Co., Ltd.	71.39	596	1,070	215
Yusen Real Estate Corporation	100	5,130	12,881	450
Others				
Chiba Kaiun Sangyo Co., Ltd.	100	¥333	¥1,110	¥30
Crystal Yacht Club Inc.	100	508	128	300
Daitoh Marine Engineering Co., Ltd.	100	1,818	1,810	40
Hikawa Marine Corp.	100	3,706	1,401	60
Hikawa Maru Marine Tower Co., Ltd.	58.71	613	611	460
Hoyo Kaiun Sangyo K.K.	100	1,062	1,426	100
Japan Marine Science Inc.	100	1,022	935	420
Kaiyo Kogyo Co., Ltd.	100	3,504	2,948	90
Kaiyo Sangyo Co., Ltd.	100	308	503	20
Kanto Eisen Kaisya	64	221	738	10
Keihin Dock Co., Ltd.	100	3,352	1,256	30
Marunouchi Pole Star Ltd.	47.24	631	252	50
Monohakobi Technology Institute Co., Ltd.	100	1,696	1,058	99
Nagoya Kisen Kaisya Ltd.	98.18	886	1,188	90
Naikai Tug Boat Service Co., Ltd.*1	44.53	5,210	6,963	98
Nippon Cargo Airlines	81.18	103,620	87,727	21,600
Nippon Kaiyosya, Ltd.	51.02	3,953	11,113	490
Nippon Nozzle Seiki Co., Ltd.	50.78	1,442	1,301	42
Nippon Yuka Kogyo Co., Ltd.	100	1,017	1,115	20
Nishinihon Kaiun Kaisya, Ltd.*1	50	3,282	2,806	50
NYK Accounting Co., Ltd.	100	1,619	1,875	99
NYK Engineering Co.,Ltd.	100	745	1,139	10
NYK System Research Institute	100	14,094	11,050	99

(Millions of yen)

Company	NYK's ownership+ (%)	Revenues	Total assets	Paid-in capital
NYK Trading Corporation*1	77.94	117,327	23,832	1,246
Oita Rinkai Kogyo Co., Ltd.	40	2,126	1,105	30
Sanyo Kaiji Kaisya, Ltd.*1	48.61	5,281	8,603	90
Sanyo Navtec Co., Ltd.	60	1,952	578	50
Sanyo Trading Co., Ltd.	44.84	6,625	4,622	100
Taiyo Graphic Co., Ltd.	100	818	971	100
Tomakomai Kaiun Co., Ltd.	100	1,184	751	40
Toyo Reefer Co., Ltd.	100	544	576	10
United Maritime Co., Ltd.	100	880	1,054	40
Yokohama Denko (Electric) Co., Ltd.	100	1,919	1,088	30
Yusen Cordial Service Co., Ltd.	100	2,591	1,256	35
Yusen Jyoho Kaihatsu Co., Ltd.	100	3,135	1,218	80
Yusen Navtec Co., Ltd.	100	948	509	80
Yusen Travel Co., Ltd.	100	4,438	4,748	270

Notes:
* *Equity-method applicable company*
1. *Companies whose operations span multiple divisions*

Overseas

(Millions of indicated units)

Company	NYK's ownership+ (%)	Revenues	Total assets	Paid-in capital
LINER				
NYK Group South Asia Pte Ltd.	100	SP$28	SP$81	SP$13
NYK Line (Australia) Pty Ltd.	100	A$11	A$16	A$1
NYK Line (Benelux) B.V.	100	EU10	EU31	EU0.5
NYK Line (Canada) Inc.	100	C$5	C$2	C$0.3
NYK Line (China) Co., Ltd.	100	US$21	US$32	US$2
NYK Line (Deutsdhland) GmbH	100	EU12	EU22	EU1
NYK Line (Europe) Ltd.	100	£28	£29	£2
NYK Line (Hong Kong) Ltd.	100	HK$113	HK$559	HK$55
NYK Line (New Zealand) Ltd.	100	NZ$3	NZ$10	NZ$1
NYK Line (North America) Inc.	100	US$97	US$46	US$5
NYK Shipping Service (Thailand) Co., Ltd.	100	B337	B644	B10
NYK Songkhla Co., Ltd.	60	B17	B39	B5
NYK Sudamerica (Chile) Ltda.	100	CLP2,966	CLP7,338	CLP197

(Millions of indicated units)

Company	NYK's ownership+ (%)	Revenues	Total assets	Paid-in capital
Sun Tay Kee Ltd.	100	HK$4	HK$6	HK$2
Wangfoong Terminal Services Ltd.	80	HK$9	HK$28	HK$1
OTHER SHIPPING				
Asia LNG Transport Dua Sdn. Bhd.*	49	RM70	RM228	RM16
Asia LNG Transport Sdn. Bhd.*	49	RM126	RM293	RM68
International Car Operators (Benelux) B.V.B.A.	100	EU1	EU0.5	EU0.1
International Car Operators Ltd.	100	£7	£2	£0.01
NYK Bulkship (Asia) Pte. Ltd.	100	US$92	US$109	US$8
NYK Bulkship (Europe) Ltd.	100	US$200	US$34	US$5
NYK Bulkship (USA) Inc.	100	US$77	US$9	US$1
NYK Line (Europe) RORO Ltd.	100	£4	£10	£0.3
NYK Reefers Ltd.	100	¥10,663	¥14,657	¥4,000.
NYK Shipmanagement Pte Ltd.	100	US$17	US$18	US$0.5
Saga Shipholding (IOM) Ltd.	100	US$13	US$4	US$0.3
Saga Shipholding (Norway) AS.	100	US$59	US$209	US$6
Straits Auto LogisticsS Sdn. Bhd.*	40	RM51	RM62	RM2
United European Car Carriers B.V.*	50	EU296	EU301	EU62
LOGISTICS				
Logistics Alliance (Thailand) Co., Ltd.*	20	B829	B679	B150
Mondia Arras S.A.S	100	EU2	EU1	EU0.04
Mondia Artois S.A.S	100	EU0	EU0.1	EU0.04
Mondia Charleroi S.A.	100	EU9	EU5	EU1
Mondia Grenoble S.A.S.	100	EU1	EU0.3	EU0.04
Mondia Logistics S.A.	100	EU4	EU2	EU0.2
Nanhai Logistics (Singapore) Pte Ltd.	100	SP$1	SP$4	SP$0.1
Nationwide Distribution Service (Thailand) Co., Ltd.	100	B131	B74	B50
New WaveE Logistics (USA) Inc.	100	US$127	US$83	US$7
NYK Logistics & Kusuhara Lanka (Private) Ltd.	55	SR623	SR140	SR7
NYK Logistics (Americas) Inc.	100	US$3	US$63	US$43
NYK Logistics (Americas) Inc. (INSD)	100	US$9	US$7	US$1
NYK Logistics (Americas) Inc.	100	US$769	US$159	US$3
NYK Logistics (Asia) Pte., Ltd.	100	SP$7	SP$2	SP$1
NYK Logistics (Australia) Pty. Ltd.	100	A$61	A$14	A$7
NYK Logistics (Belgium) N.V.	100	EU58	EU36	EU19

(Millions of indicated units)

Company	NYK's ownership+ (%)	Revenues	Total assets	Paid-in capital
NYK Logistics (China) Co., Ltd.	100	CNY455	CNY206	CNY132
NYK Logistics (CIS) Ltd.	80	£5	£1	£0.0001
NYK Logistics (Czech Republic) S.R.O.	100	CK531	CK652	CK387
NYK Logistics (Deutschland) GmbH	100	EU58	EU25	EU3
NYK Logistics (Edam) B.V.	100	EU5	EU2	EU0.02
NYK Logistics (Europe) Ltd.	100	£35	£11	£7
NYK Logistics (France) S.A.S.	100	EU12	EU32	EU8
NYK Logistics (Hong Kong) Ltd.	100	HK$665	HK$304	HK$116
NYK Logistics (Hungary) Kft.	100	HUF1,860	HUF557	HUF200
NYK Logistics (Italy) S.P.A.	98	EU30	EU24	EU3
NYK Logistics (Nederland) B.V.	100	EU23	EU6	EU0.05
NYK Logistics (Polska) Sp.Zo.O.	100	PZ37	PZ14	PZ2
NYK Logistics (Scandinavia) A.B.	100	SEK53	SEK17	SEK7
NYK Logistics (Singapore) Pte Ltd.	100	SP$45	SP$23	SP$0.3
NYK Logistics (Taiwan) Co., Ltd.	51	TW$380	TW$341	TW$147
NYK Logistics (Thailand) Co., Ltd.	76.9	B3,617	B2,485	B70
NYK Logistics (UK) Consumer & Retail Ltd.	100	£141	£62	£21
NYK Logistics (UK) Ltd.	100	£161	£47	£40
NYK Logistics Kaisha Iberica S.A.	100	EU9	EU4	EU1
Patrick Autocare Pty Ltd.*	20	A$154	A$69	A$34
PT. NYK New Wave Logistics Indonesia	95	US$17	US$5	US$1
PT. NYK New Wave Warehousing Indonesia	100	US$2	US$9	US$5
PT. Yusen Air & Sea Service Indonesia	60	US$27	US$8	US$0.2
Yusen Air & Sea Service (Australia) Pty Ltd.	100	A$23	A$12	A$2
Yusen Air & Sea Service (Benelux) B.V.	100	EU28	EU21	EU1
Yusen Air & Sea Service (Canada) Inc.	100	C$15	C$14	C$5
Yusen Air & Sea Service (China) Ltd.	100	HK$37	HK$135	HK$11
Yusen Air & Sea Service (Deutschland) GmbH	100	EU37	EU24	EU4
Yusen Air & Sea Service (Europe) B.V.	100	EU0	EU30	EU19
Yusen Air & Sea Service (France) S.A.R.L.	100	EU13	EU13	EU5
Yusen Air & Sea Service (Hong Kong) Ltd.	100	HK$1,248	HK$589	HK$55
Yusen Air & Sea Service (Italia) S.R.L.	100	EU9	EU5	EU1
Yusen Air & Sea Service (Korea) Co., Ltd.	100	KRW20,997	KRW8,875	KRW2,000
Yusen Air & Sea Service (Singapore) Pte. Ltd.	100	SP$66	SP$55	SP$17

(Millions of indicated units)

Company	NYK's ownership+ (%)	Revenues	Total assets	Paid-in capital
Yusen Air & Sea Service (Taiwan) Ltd.	100	TW$1,145	TW$612	TW$23
Yusen Air & Sea Service (Thailand) Co., Ltd.	100	B2,437	B724	B100
Yusen Air & Sea Service (U.K.) Ltd.	100	£17	£8	£1
Yusen Air & Sea Service (USA) Inc.	100	US$130	US$59	US$14
Yusen Air & Sea Service Management (Thai) Co., Ltd.	94.96	B23	B67	B10
Yusen Shenda Air & Sea Service (Shanghai) Ltd.	50	CNY475	CNY148	CNY16
Cruise				
Crystal Cruises, Inc.	100	US$277	US$68	US$0.04
International Cruise Management Agency A/S	100	NOK10	NOK5	NOK2
Terminal Related Services				
Ceres Container Terminals Europe B.V.*	50	EU9	EU103	EU0.2
NYK Terminals (North America) Inc.	100	US$248	US$250	US$0.001
NYK Terminals (Taiwan), Inc.	70	TW$624	TW$344	TW$150
Tips Co., Ltd.*	22	B1,272	B1,180	B100
Yusen Terminals Inc.	100	US$253	US$113	US$3
Others				
Hikawa (Singapore) Pte. Ltd.	100	¥90	¥88	¥33
NSRI (USA) Inc.	100	US$80	US$20	US$0.1
NYK Euro Finance Plc	100	EU1	EU55	EU10
NYK International (USA) Inc.	100	US$5	US$144	US$2
NYK International Plc	100	£2	£50	£20
NYK JP Finance, ltd.	100	¥114	¥49,808	¥0.1
NYK US Finance, Ltd.	100	US$20	US$748	US$0.001
YAC International Fc Inc.	100	US$7	US$111	US$0.001
YAC International Inc.	100	¥92	¥13,404	¥0.1

+ Includes holdings of subsidiaries

A$	*Australian dollar*
B	*Thai baht*
CK	*Czech koruna*
CLP	*Chilean peso*
CNY	*Chinese yuan*
C$	*Canadian dollar*
EU	*Euro*
HK$	*Hong Kong dollar*
HUF	*Hungarian forint*
KRW	*Korean won*
NOK	*Norway krona*
NZ$	*New Zealand dollar*
PZ	*Polish zloty*
RM	*Malaysian ringgit*
SEK	*Swedish krona*
SP$	*Singaporean dollar*
SR	*Srilanka rupee*
TW$	*New Taiwan dollar*
US$	*U.S. dollar*
£	*Pound sterling*

Directors & Auditors

(As of April 1, 2006)

Chairman	Takao Kusakari*	
President	Koji Miyahara*	
Executive Vice-Presidents	Tadamasa Ishida*	Yasushi Yamawaki*
Senior Managing Corporate Officers	Takao Manji*	Hiromitsu Kuramoto*
	Minoru Sato	Yasumi Kudo*
	Hiroshi Sugiura*	
Managing Corporate Officers	Hiroyuki Shimizu	Motoo Igawa
	Masamichi Morooka	Susumu Kikuchi
Directors	Yukio Ozawa	Michio Tamiya
	Takahiro Ota	Kouichi Inoue
Managing Corporate Officers	Shinji Kobayashi	Naoki Takahata
	Makoto Igarashi	Masahiro Kato
	Hidenori Hono	
Corporate Officers	Yutaka Yasunaga	Tetsufumi Otsuki
	Takeshi Matsunaga	Takatake Naraoka
	Masato Katayama	Yuji Semba
	Mitsutoshi Nawa	Saburo Yamagata
	Takamaru Ishida	Toshinori Yamashita
	Hiroshi Hattori	Naoya Tazawa
	Yasuyuki Usui	Tadaaki Naito
	Lanny Vaughn	Tsutomu Kikuchi
	Toshiaki Takeda	Tomoyuki Matsubara
	Hiroshi Sekine	Masahiko Fukatsu
	Hiroshi Hiramatsu	
Corporate Auditors (Full-time)	Kazuhira Kamiya	Shigeru Shimizu
Outside Corporate Auditors (Part-time)	Keisuke Kitajima	Tsuyoshi Miyazaki

CHANGES (Effective from June 28, 2006)

Director Candidate	Shinji Kobayashi	
Retiring Directors	Yukio Ozawa	Michio Tamiya
	Takahiro Ota	Kouichi Inoue

* Representative Director

Company Information

(As of March 31, 2006)

Company Name
Nippon Yusen Kabushiki Kaisha

Established
September 29, 1885

Paid-in Capital
¥88,531,033,730

Main Activities

1. Marine transportation
2. Land transportation
3. Air transportation
4. Agency business for marine transportation and land transportation
5. Warehousing
6. Harbor transportation
7. Combined transportation by sea, land and air, and agency business connected therewith
8. Business relating to marine exploitation and development
9. Sale and purchase of vessels
10. Counselling relating to building and repair of vessels and marine structures
11. Business relating to information on transportation
12. Loans to, guarantees for, and investments in other businesses than those enumerated herein
13. Sale, purchase and lease of real estate
14. Possession, lease, maintenance and management of marine leisure facilities
15. Business relating to travel pursuant to the Travel Agency Law
16. Trades and sales of ornamental plants
17. Other undertakings incidental to, or connected with, the items mentioned above

Employees
Land: 1,269 Sea: 421 Total: 1,690

Head Office
3-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-0005, Japan
Mailing Address: C.P.O. Box 1250, Tokyo 100-8613, Japan
Telephone: +81-3-3284-5151
Website: http://www.nykline.co.jp/

Investor Information

(As of March 31, 2006)

Closing Date

The Company's books are closed on March 31 each year.

Ordinary General Meeting

The ordinary general meeting of shareholders is held in June each year.
2006 Ordinary General Meeting: June 28, 2006

Common Stock

Number of authorized shares: 2,983,550,000 shares
Number of issued and outstanding shares: 1,230,188,073 shares

Principal Shareholders

	Number of shares held (thousands)	Percentage of total shares outstanding (%)
The Master Trust Bank of Japan, Ltd. (Trust Accounts)	84,089	6.8
Japan Trustee Services Bank, Ltd. (Trust Accounts)	79,986	6.5
The Tokio Marine and Fire Insurance Co., Ltd.	57,275	4.7
The Master Trust Bank of Japan, Ltd. (Mitsubishi Heavy Industries, Limited Account, Retirement Benefit Trust Account)	54,717	4.4
Meiji Yasuda Life Insurance Company	38,899	3.2
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	36,978	3.0
Mizuho Corporate Bank, Ltd.	29,417	2.4
State Street Bank and Trust Company 505103	15,462	1.3
Nomura Securities Co., Ltd.	14,349	1.2
Trust & Custody Services Bank, Ltd. (Trust Accounts)	12,273	1.0

Stock Exchange Listings

NYK's shares are listed for trading on the following stock exchanges:
Tokyo, Osaka, Nagoya

Custodian of the Register of Shareholders

Mitsubishi UFJ Trust and Banking Corporation
Head Office: 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

American Depositary Receipts

Symbol: NPNYY
CUSIP: 654633304
Exchange: OTC
Ratio (ADR:shares of common stock): 1:2
Depositary: The Bank of New York
101 Barclay Street, New York, NY 10286, U.S.A.
Telephone: +1-212-815-2042
Toll-free within the United States: +1-888-269-2377 (+1-888-BNY-ADRS)
Website: http://www.adrbny.com

Publication Of Public Notices

The Company's public notices appear in the *Nihon Keizai Shimbun*, published in Tokyo, Japan.

NYK LINE
NIPPON YUSEN KAISHA

INFORMATION

The documents following this cover sheet exist solely to provide English translations of selected information contained in the original Japanese text of the documents attached to the Notice of Ordinary General Meeting of Shareholders for reference.

119th NYK Group Report Fiscal 2005

119th Fiscal Year
Report

From April 1, 2005,
to March 31, 2006

Nippon Yusen Kabushiki Kaisha

Outline of Resolutions of Board of Directors on Development of Internal Control System

The Company Law, which came into effect in May 2006, obligates the Company to pass a resolution of the Board of Directors on the development of the Internal Control System. Accordingly, we passed the following resolutions at the Board of Directors Meeting held on May 10, 2006.
We will carry out an ongoing review of the Internal Control System, and further develop and improve the system.

- Outline of Resolutions of the Board of Directors

1. The Company's Directors fulfill their duties in compliance with laws and the Articles of Incorporation (hereinafter called "laws etc.") with clear distribution of authority and procedures stipulated in the internal rules. We recognize the fulfillment of social responsibilities as a basis of management and stipulate the corporate behavior charter and code of conduct (hereinafter called "action guidelines"), and Directors shall take the initiative in complying with these action guidelines. To ensure Directors' compliance with laws etc. and appropriateness of their duties, we also develop the internal systems such as the Internal Control Committee and the Compliance Committee.
2. We properly store and manage the documents and other information on the Directors' fulfillment of duties according to internal rules.
3. Regarding the risk of loss management, we establish the department dedicated to understand the company-wide risks, review and assess the risks, and further consider the proper countermeasures. We conduct thorough risk management on safe navigation of ships and environmental conservation.
4. The Directors fulfill their duties effectively with clear distribution of authority decision-making rules, and utilization of the electronic approval system.
5. To ensure conformity to laws etc. of our employees' duties, we regularly hold a Compliance Committee Meeting, conduct the Monthly Compliance Review, establish the consulting system, and conduct compliance training.
6. To ensure the appropriateness of the Company Group's business, we will instruct our Group companies to further establish the Internal Control System. We also establish the Global Management Strategy Group to ensure the health and improve the efficiency of Group companies. Furthermore, we establish the Internal Audit Chamber and conduct internal audits to the Company and Group companies.
7. We establish the Corporate Auditors' Chamber and allocate full-time staff so as to assist Corporate Auditors. Personnel evaluation of full-time staff is conducted by Full-time Corporate Auditors.
8. The Board of Directors develops an environment enabling Corporate Auditors to conduct an effective audit. Corporate Auditors attend the Board of Directors Meetings and other important meetings, inspect and investigate the important documents related to their fulfillment of duties, and conduct proper audits.
9. Corporate Auditors exchange information with independent auditors and the Internal Audit Chamber, make efforts for audit collaboration, and ensure the system to improve effectiveness and efficiency of each audit.

Greetings from the President

We would like to express our gratitude to our shareholders, for the NYK Group could celebrate the 120th anniversary in business in October 2005.

Dear Shareholders:

The NYK Group celebrated the 120th anniversary in business on October 1, 2005. We gratefully acknowledge our shareholders' support.

The fiscal year ended March 31, 2006 was the first year of our medium-term management plan named "New Horizon 2007" under the theme of "acceleration of strong growth strategies and stabilization of our corporate base." Although we suffered from unprecedented rising of bunker oil prices and volatile shipping market, we achieved consolidated revenues of ¥1,929.3 billion, operating income of ¥140.4 billion, income before extraordinary items of ¥140.4 billion and net income of ¥92.0 billion. Revenues and net income reached record highs, and operating income and income before extraordinary items achieved the second highest results. For the fiscal year ending March 31, 2007, we expect revenues of ¥2,020.0 billion, operating income of ¥135.0 billion, income before extraordinary items of ¥135.0 billion, and net income of ¥89.0 billion. Earnings forecast for the fiscal year ending March 2008 is currently under review. As it is anticipated that fuel costs will continue to increase for a while due to surging crude oil prices, we are making every effort to reduce costs. To cut fuel costs in particular, we urgently initiated the fuel consumption reduction program in October 2005 and have been taking company-wide finely-tuned measures.

On the other hand, we steadily implement three strategies set forth in "New Horizon 2007" and work hard to improve our corporate value.

The first strategy is the "expansion of shipping business." As transport demand for natural resources including LNG is expected to grow steadily, we are promoting investment in fleet as planned with a focus on the bulk/energy resources transportation division. In the container transportation division despite the withdrawal of some members from the Grand Alliance, we maintain high-quality services with other alliance networks and fleet rearrangement. In the cruise business division, we replaced popular "Asuka" with one size larger "Asuka II", trying to expand our customer base in Japan.

The second strategy is the "evolution towards a logistics integrator." To consolidate our unique position in the world as a logistics integrator covering all transportation modes of ocean, land and air, we made Nippon Cargo Airlines Co., Ltd. our consolidated subsidiary in August 2005. In addition, we decided to form a strategic alliance including both business and capital partnerships with Yamato Holdings Co., Ltd. in May 2006, and will aim to provide high-quality services to customers by taking full advantage of management resources of both groups.

The third strategy is the "enhancement of corporate fundamentals." We place first priority on the safe operation of vessels and environmentally-friendly management as our Group's fundamentals. To conform to laws on internal control, we established Internal Control Committee headed by myself and created Compliance and Risk Management Group under CSR Management Headquarters in April 2006. For the fiscal year ending March 2007, by making a comprehensive assessment of our financial standing and business results outlook, we intend to maintain the same level of dividend payments, ¥9.00 each for the interim and year-end dividends, for an annual total payment of ¥18.00 per share.

Based on our recognition that "Monohakobi" is "value transportation", we will steadily move forward as a partner trusted by customers. We appreciate our shareholders' continued support and understanding.

June 2006

K. Miyahara

Koji Miyahara
President

The 119th Ordinary General Meeting of Shareholders
Documents attached to the Notice of Ordinary General Meeting of Shareholders

*1. Amounts and number of shares in this Business Report are indicated after rounding down fractions less than one unit.
*2. The following business segments were changed from this fiscal year.
"Shipping Business" was divided into "Liner Trade" and "Other Shipping", and "Shipping-related Services Business" was included in "Other".
*3. Statements in this Business Report include a part of subsequent events.

Business Report (From April 1, 2005 to March 31, 2006)

1. Business Overview of the consolidated group business

Review of Operations

Business Results for the Current Fiscal Year

The world economy during the current fiscal year remained strong supported by financial and exchange market stability, and the trade volume and ocean transportation recorded major growth compared with the previous year. The U.S. economy expanded favorably and China's growth rate exceeded 9%. The Japanese economy showed a positive growth compared with the previous year and the European economy was steady with its slightly low growth rate. On the other hand, crude oil prices hovered at high levels around $60 and affected economic activities.

Although the Company Group's business suffered from surging bunker oil prices, etc., we made every effort to reduce costs in all segments. As a result, we achieved consolidated revenues of ¥1,929.3 billion (20.1% increase over the previous year), operating income of ¥140.4 billion (12.9% decrease over the previous year), income before extraordinary items of ¥140.4 billion (9.3% decrease over the previous year), and net income for the current term at ¥92.0 billion (29.1% increase over the previous year). Revenues and net income reached record highs and operating income and income before extraordinary items achieved the second highest results.

Overview of the Business Segments

- Liner Trade

The solid cargo traffic continued. Amid intensified competition, we attained some progress in our efforts to recover freight rates and achieved our revenues target for the fiscal year. However, due to surging bunker oil prices and increased inland transport costs, operating income underperformed the previous fiscal year. The overview by route is as follows:

Cargo traffic on the North American route largely remained strong, though bunker oil prices and inland transport costs increased. Cargo traffic on the European route showed steady growth supported by strong Euro, and we increased vessels to meet the active demand for exports from China. Cargo transportation on the Australian route progressed favorably supported by steady economy. On the Asian intraregional routes operated by Tokyo Senpaku Kaisha, Ltd., though freight rate recovery progressed, freight costs increased due to surging chartered ship market. On the Central and South American and African routes, we have expanded shipping capacity in the severe environment of increased costs and growing supply of competitors' shipping capacity. On the conventional liner routes operated by NYK-Hinode Line, Ltd., we achieved freight rate recovery on almost all routes thanks to favorable economic conditions.

- Other Shipping

Car Transportation Segment

The worldwide market for car carriers perked up and our cargo volume of manufacturers' cars outperformed the previous fiscal year. We enhanced our fleet by placing four newly-built large ships in service during this fiscal year, promoted stable transportation through chartering and efficient allocation of ships, and as a result achieved revenues and operating income targets for the fiscal year. In the car-related logistics segment, we steadily developed our business with a central focus on booming Chinese market, including domestic cargo transport business in China as a joint venture with COSCO Group, land transport business of auto-parts and manufacturers' cars mainly by the logistics subsidiary in China, and terminal business for manufacturers' cars in major ports in China such as Shanghai and Tianjin.

Bulk/Energy Resources Transportation Segment

<Bulk Carrier> Market conditions for bulk carriers entered into an adjustment phase, following the record surge in the previous fiscal year. However, we achieved our targets for the year with increased revenues and income over the previous year, supported by solid demand for iron ore and coal mainly in China and Asia. We have also endeavored to obtain new tripartite business and concluded contracts with an electric power company in Korea, etc. Regarding the wood chip carrier, although market conditions for free carriers have declined since summer, we achieved our targets with stable income through long-term contracts and tripartite business. NYK Global Bulk Corporation operating handysize bulk carriers achieved operating income exceeding the target by meeting cargo transportation demand for steal products, raw materials, salt, grains, etc. through proper fleet expansion. NYK Reefers Ltd. operating reefer carriers and Saga Shipholding (Norway) Ltd. operating open hatch carriers for wood pulp, lumber, steel products, etc. achieved the targets supported by solid cargo traffic. Shinwa Kaiun Kaisha, Ltd. running raw material and bulk cargo transportation achieved increased revenues by placing new and powerful ships in service, etc.

<Energy Resources Carrier> Under continued favorable VLCC market conditions, we achieved our targets in crude oil tanker business by ensuring stable income through long-term contracts with domestic, U.S. and Chinese oil companies. During the fiscal year, we started services with two double-hull VLCCs and decided to build one new contract vessel and to charter one new long-term contract vessel for starting services in 2008 to 2009. Petroleum product carrier business achieved the targets helped by surging markets due to hurricane damage of U.S. petroleum industry in August and September 2005 and record cold wave in Europe and East Asia, and stable income from ten LPG tankers through long-term contracts.

In LNG carriers business, we added four new vessels to our fleet during the year, and a total of 36 carriers owned by the Company or its investing companies operated smoothly. In addition to new agreements with domestic customers, we obtained overseas transport contracts including a Qatari project for North America and India and a joint venture project with a Russian national shipping company for Indonesia. Kyoei Tanker Co., Ltd. mainly operating the tanker transport and Taiheiyo Kaiun Co., Ltd. engaging in the transport of raw materials and fuel ensured stable income through steady operations of long-term chartered carriers.

- Logistics Business

The logistics business achieved its targets for the year in both revenues and operating income. NYK Logistics segment (logistics segment except air cargo transport segment) recorded a surplus exceeding its target and both segments have become sources of income for the logistics business. Solid demand for the vertically integrated import transport and domestic transport services in North America and full-scale operations of European logistics service network in which we had made prior investments greatly improved business results. In Asia, China and Oceania, we expanded our business to meet the customer demands in automobile, electrical and retail industries. In Japan, NYK Logistics Japan Co., Ltd. expanded the import services and recorded a surplus in the second fiscal year. Yusen Air & Sea Service Co., Ltd. exceeded the targets supported by vigorous demand for air transport. Also, we decided to form a strategic alliance including both business and capital partnerships with Yamato Holdings Co., Ltd. in May 2006 and

will aim to provide high-quality services to customers by taking full advantage of management resources of both groups.

- Terminal and Harbor Transport Business

Supported by solid freight market, the total handling volume of all terminals in Japan, Asia, North America and other areas developed favorably, and terminal and harbor transport business made solid results. The Company is in the process of reviewing new business expansion in China and other Asian countries.

- Cruise Business

The cruise business improved dramatically and achieved its targets in both revenues and operating income in summer as the U.S. market headed for recovery. In the Japanese market, the business progressed well until the third quarter. Although we posted costs and downtime loss associated with replacing "Asuka" with "Asuka II" in the forth quarter, overall business greatly improved compared with the previous year.

- Real Estate Business and Other

In the real estate business, we strove for cost reduction and occupancy rate improvement mainly in the office leasing services and achieved steady results.

In other segment, tugboat business recorded a similar level of revenues but lower income compared with the previous year. Trading, manufacturing and processing, and shipping agency businesses achieved an increase in both revenues and income, while the restaurant business recorded results at the same level as in the previous year.

Nippon Cargo Airlines Co., Ltd. (NCA), which is a sole international cargo airline company in Japan and newly consolidated by the Company during this fiscal year, recorded higher revenues by expanding scale of operations with two new aircrafts, but posted an operating loss affected by surging bunker oil prices. As of May 15, 2006, the Company consolidated Global Logistics Investments Co., Ltd. by short-form merger, which is the parent company of NCA and the Company's wholly owned subsidiary.

Revenues and Operating Income by Segment

Industry Segment	Revenues	Change from the previous fiscal year	Operating income	Change from the previous fiscal year
	(100 millions of yen)	(%)	(100 millions of yen)	(100 millions of yen)
Liner Trade	5,391	18.0	160	△300
Other Shipping	6,777	18.5	1,063	25
Logistics	4,264	19.4	127	43
Terminal and Harbor Transport	1,114	2.3	73	31
Cruise	407	21.9	5	41
Real Estate	125	△3.3	28	0
Other	2,342	59.7	△53	△51
(Elimination)	(1,130)	—	(0)	—
Total	19,293	20.1	1,404	△208

Safety and Environment

The Company Group places top priority on the safe operation of vessels. We implemented safe quality assurance activities based on our own safety environmental standards of NAV9000 to ensure safe navigation of all vessels and thorough environmental conservation. We also worked hard for global environmental conservation by disseminating the Group Environmental Management Vision and strengthening the global environmental management system. These activities were highly regarded, and in May 2005, the Company was presented with "Thor Heyerdahl International Maritime Environmental Award", which is given to the company that contributed to global environmental conservation and implemented new concrete environmental protection measures.

Challenges Involving New Technologies

The Company grapples with technological development aimed at achieving safe and efficient operation of vessels and reducing the release of earth warming substances and other air pollutants generated by vessels during operation as an important task supporting environmental management. We developed the water-emulsion fuel-combustion equipment and adopted the electronic controlled engine and fuel homogenizing device as fuel-saving technologies, and adopted the dust removing device on ships and developed the alternative maritime power device as environmentally-friendly technologies. Our unique oily-water separating system in engine room that we proposed to the IMO (International Maritime Organization) was approved as an international guideline. At MTI (Monohakobi Technology Institute Co., Ltd.), we actively carry out research and development to pursue safety, improve the quality of transportation services, reduce transport costs and cope with environmental problems.

Financing

Funds required by the Company Group for the current fiscal year were covered by our own financial assets, loans from financial institutions and issuances of commercial papers.

Capital Investment

The Company implemented an overall investment in equipment of ¥193.5 billion by focusing on the liner trade and other shipping business for the current fiscal year.

In the liner trade and other shipping business, we made investments in equipment of ¥60.7 billion and ¥95.3 billion respectively mainly for building ships, ¥7.8 billion for constructing warehouses in the logistics business, and ¥2.6 billion for terminal equipment in the terminal and harbor transport business. In other segments, we made investments in equipment of ¥6.0 billion in the cruise business, ¥0.7 billion in the real estate business and ¥20.2 billion for air crafts in other.

Issues to be Addressed

Although surging bunker oil prices affected the business results for this fiscal year, the Company has urgently initiated the fuel consumption reduction program in October 2005 and taken company-wide finely-tuned measures.

We steadily carry out the three strategies set forth in the medium-term management plan "New Horizon 2007".

Regarding the first strategy of the "expansion of shipping business", we will promote development and enhancement of fleet with a focus on the bulk/energy resources transportation segment where the demand for natural resources transport is expected to increase. Regarding the financing for the investment in ships, we give consideration to an optimal capital balance in raising the funds. At the same time, in order to minimize the effects of volatile shipping market on our income and stabilize the management, we will strive to ensure stable long-term contracts and continue to reduce costs. In the cruise business, we introduced the large ship "Asuka II" in the Japanese market in March 2006, trying to improve brand image of "Asuka Cruise" and expand our customer base in the expanding cruise market in Japan.

As for the second strategy of the "evolution towards a logistics integrator", we will build up closer partnerships and further expand the logistics integrator business by effectively combining our infrastructure and networks including a large scale fleet, global logistics bases and self-operated terminals to meet increasingly diversified and sophisticated customer needs. As we made Nippon Cargo Airlines Co., Ltd. our consolidated subsidiary in August 2005 and formed a strategic alliance with Yamato Holdings Co., Ltd. in May 2006, we will continue our efforts to expand the logistics integrator business covering ocean, land and air.

In regard to the third strategy of the "enhancement of corporate fundamentals", the Company Group will strengthen the corporate infrastructure to be trusted by shareholders, customers and other stakeholders. We will continue to work on the safe operation of vessels and environmental conservation in our core shipping business as the highest priority issue.

To conform to the Company Law, which came into effect in May 2006, we established the Internal Control Committee in April to strengthen the internal control system and at the same time created Compliance and Risk Management Group. We will further make efforts to improve our corporate value as well as CSR activities. We also strive to develop an environment to improve the effectiveness of internal audits by the Internal Audit Chamber and audits by corporate auditors. In addition, we will promote activities of the Information Disclosure Committee and continue to pay full attention to ensuring credibility of its financial information to maintain and improve market confidence.

Business Results and Summary of Assets of the Consolidated Group and the Company

1. Consolidated Business Results and Summary of Assets (In millions of yen)

	The 116th term FY2002	The 117th term FY2003	The 118th term FY2004	The 119th term (current term) FY2005
Operating revenue	1,249,242	1,398,320	1,606,098	1,929,302
Income before extraordinary items	50,344	74,663	154,803	140,451
Net income	14,292	34,810	71,326	92,058
Net income per share	11.48 (yen)	28.27 (yen)	58.12 (yen)	75.04 (yen)
Total Assets	1,287,170	1,376,664	1,476,226	1,877,440
Total shareholders' equity	288,363	358,044	427,770	575,366
Shareholders' equity per share	235.81 (yen)	292.88 (yen)	350.10 (yen)	471.05 (yen)

116th fiscal year

In addition to lower level of freight rate in the liner market and sluggish tramp market in the first half, under harsh circumstances such as surging bunker oil prices and a higher yen, the Company Group strove to promote sales activities and reduce costs. As a result, we achieved the similar level of operating income and income before extraordinary items compared with the previous fiscal year, but saw a decrease in net income.

117th fiscal year

We achieved increased revenues due to overall increase in cargo volume and recovery of freight rate in the shipping business as well as expansion of the logistics business and terminal and harbor transport business on which we focus as core business. We also posted increased income through continued efforts to cut costs, reduced interest expenses and a large decrease on loss on devaluation of investment securities.

118th fiscal year

Despite surging bunker oil prices and a higher yen, the shipping market remained strong following the previous fiscal year. We achieved increased revenues due to higher cargo volume and freight rate, and increased revenues in the logistics business. Revenues and income reached record highs as we kept down the increase in costs in sales and selling, general and administrative expenses through continued cost reduction efforts.

119th fiscal year

Conditions in the current fiscal year are described in the preceding "Review of Operations" (on pages 3-7).

2. Non-consolidated Business Results and Summary of Assets (In millions of yen)

	The 116th term FY2002	The 117th term FY2003	The 118th term FY2004	The 119th term (current term) FY2005
Operating revenue	711,473	749,174	841,137	962,857
Ordinary income	43,749	60,132	106,641	82,018
Net income	12,614	27,590	53,116	53,458
Net income per share	10.22 (yen)	22.52 (yen)	43.41 (yen)	43.64 (yen)
Total Assets	794,490	853,032	939,085	1,101,991
Total shareholders' equity	253,394	317,083	365,578	462,891
Shareholders' equity per share	207.30 (yen)	259.49 (yen)	299.34 (yen)	379.11 (yen)

116th fiscal year

Revenues decreased due to some spin-off businesses to subsidiaries. Under harsh circumstances such as a higher yen, surging bunker oil prices and the reduced freight rate in the liner market, we strove to promote sales activities and further reduce costs. As a result, we posted the similar level of income compared with the previous fiscal year.

117th fiscal year

Despite soaring bunker oil prices and the strong yen trend, we achieved increased revenues and income owing to favorable performance in the shipping business supported by solid cargo traffic in the container transportation segment and continued good market conditions in the bulk/energy resources transportation segment, as well as cost reduction efforts in all segments.

118th fiscal year

Although bunker oil prices and the yen continued to surge, almost all of segments in the shipping business remained strong. At the same time, we strove to stabilize income and expand business through long-term contracts in the bulk/energy resources transportation segment, and consequently revenues and income increased.

119th fiscal year

Supported by solid market conditions in the shipping business, we outperformed the previous fiscal year's revenues, but saw a decrease in income before extraordinary items, affected by continued surging bunker oil prices.

2. Current State of the Consolidated Group and the Company (as of Mar. 31, 2006)

Principal Business of the Consolidated Group

Liner trade, other shipping, logistics, terminal and harbor transport, cruise, real estate, and other including air freight services

Principal Business Offices of the Consolidated Group

The Company

Head Office: .... (Yusen Bldg.) 3-2, Marunouchi 2 Chome, Chiyoda-ku, Tokyo

Branch Offices: .... Sapporo Branch Office (Sapporo City) and Yokohama Branch Office (Yokohama City)
Nagoya Branch Office (Nagoya City) and Kansai Branch Office (Kobe City)
Kyushu Branch Office (Fukuoka City) and Taipei Branch Office (Taipei, Taiwan)

Local offices: .... Tomakomai, Muroran and Kushiro

Overseas resident and representative offices: .... Sao Paulo and Buenos Aires
Johannesburg, Dubai and Doha
Jedda, Ho Chi Minh, Beijing, London and Moscow

Principal subsidiaries (locations of head office or country)

NYK Global Bulk Corporation .... (Chiyoda-ku, Tokyo)
Tokyo Senpaku Kaisha, Limited .... (Chiyoda-ku, Tokyo)
Nippon Cargo Airlines Company, Limited ....(Minato-ku, Tokyo)
Hachiuma Steamship Company, Limited .... (Kobe)
NYK-Hinode Line, Limited .... (Chiyoda-ku, Tokyo)
NYK Cruises Company, Limited .... (Chiyoda-ku, Tokyo)
Yusen Air & Sea Service Company, Limited .... (Chuo-ku, Tokyo)
NYK Trading Corporation .... (Minato-ku, Tokyo)
UNI-X Corporation .... (Shinagawa-ku, Tokyo)
NYK Group America Incorporated .... (U.S.A.)
NYK Group Europe Limited .... (U.K.)
NYK Group South Asia Private Company .... (Singapore)
NYK Group Oceania Proprietary Limited .... (Australia)

Shares

Total number of shares authorized to be issued	2,983,550,000
Number of shares issued	1,230,188,073
Number of shareholders	140,104 (Decreased by 17,566 from the preceding term)

Major shareholders (Top 10)			Investment by the Company in these major shareholders	
Name	Number of shares held	Percentage of equity participation	Number of shares held	Percentage of equity participation
	(thousand shares)	(%)	(thousand shares)	(%)
The Master Trust Bank of Japan, Ltd. (trust account)	84,089	6.8	–	–
Japan Trustee Services Bank, Ltd. (trust account)	79,986	6.5	–	–
Tokio Marine & Nichido Fire Insurance Co., Ltd.	57,275	4.7	–	–
The Master Trust Bank of Japan, Ltd. (Mitsubishi Heavy Industries, Ltd. account, (retirement allowance trust account)	54,717	4.4	–	–
Meiji Yasuda Life Insurance Co.	38,899	3.2	–	–
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	36,978	3.0	–	–
Mizuho Corporate Bank, Ltd.	29,417	2.4	–	–
State Street Bank and Trust Co.	15,462	1.3	–	–
Nomura Securities Co. Ltd.	14,349	1.2	–	–
Trust & Custody Services Bank, Ltd. (Trust Accounts)	12,273	1.0	–	–

Note: Regarding the Master Trust Bank of Japan (Mitsubishi Heavy Industries, Ltd. account and retirement allowance trust account), the Company is in possession of 12,150,000 shares (percentage of equity participation: 0.4%) of Mitsubishi Heavy Industries, Ltd.

Treasury Stock Acquired, Disposed or Lapsed and Held

Shares acquired		
Less-than-One-Voting-Unit Share Purchased	Common Stock	430,076
	Total price of acquisition	305,284,934 (yen)
Shares disposed of or lapsed	None	
Shares held as of the end of the fiscal term	Common Stock	9,685,900

Note: On May 31, 2006, the Company disposed 8,368,000 shares of its treasury stock (common stock) for allocation to Yamato Holdings Co., Ltd. (Total price of disposition ¥5,999,856,000)

Major creditors to the Company, amount of borrowings and the number of the Company's shares held by lenders and percentage of equity participation

Creditors	Balance of borrowings of the Company and percentage of equity participation	Number of the Company's shares held by creditor (thousands)	
	(Millions of yen)	(thousand shares)	(%)
Meiji Yasuda Life Insurance Co.	66,475	38,899	3.2
Development Bank of Japan	39,306	–	–
Sumitomo Life Insurance Co.	26,447	1,752	0.1
Nippon Life Insurance Co.	25,898	7,600	0.6
The Dai-ichi Mutual Life Insurance Co.	20,499	2,006	0.2
Taiyo Life Insurance Co.	6,852	5,100	0.4
Mitsui Sumitomo Insurance Co., Ltd.	6,608	9,356	0.8
Fukoku Mutual Life Insurance Co.	6,506	971	0.1
Daido Life Insurance Co.	5,930	–	–
Mitsui Life Insurance Co., Ltd.	5,430	–	–

Employees of the consolidated group and the Company

Employees of the consolidated group	
Segment	Number of employees
Liner trade	2,943
Other shipping	1,150
Logistics	13,971
Terminal and Harbor Transport	3,886
Cruise	401
Real estate	69
Other	3,061
Company-wide (common)	251
Total	25,732

Employees of the Company

		Number of employees (persons)	Year-on-year change (persons)	Average age (years)	Average length of service (years)
Employees		1,269	6	41.6	18.1
Employees on sea duty	Staff members	379	△29	41.9	19.6
	Non-staff members	42	△7	54.2	36.2
	Sub-total	421	△36	43.1	21.3
Total / Average		1,690	△30	42.0	18.9

Note: Triangular marks (△) indicate decreases.

State of ships of the consolidated group

Vessels in service

Type of vessel	Number	K/T (dwt)
Container ships (including semi-container ship)	141	4,676,895
Bulk carriers (Capesize)	97	13,604,859
Bulk carriers (Panamax & Handy size)	156	6,888,244
Wood Chip carriers	46	2,149,816
Car carriers	113	1,681,168
Reefer carriers	27	252,718
Tankers	66	11,054,742
LNG carriers	22	1,548,410
Cruise ships	3	21,577
Other	38	389,867
Total	709	42,268,296

Details of ships in possession

Type of vessel		Number	K/T (dwt)
Container ships (including semi-container ship)	(In possession)	26	930,421
	(Shared)	1	21,813
Bulk carriers (Capesize)	(In possession)	39	5,724,202
	(Shared)	5	329,045
Bulk carriers (Panamax & Handy size)	(In possession)	37	1,583,374
Wood Chip carriers	(In possession)	12	522,590
Car carriers	(In possession)	35	539,781
	(Shared)	2	12,942
Reefer carriers	(In possession)	12	118,766
Tankers	(In possession)	22	4,054,056
	(Shared)	17	1,404,191
LNG carriers	(Shared)	22	606,955
Cruise ships	(In possession)	2	13,417
Other	(In possession)	14	133,276
	(Shared)	3	5,025
Total	(In possession)	199	13,619,883
	(Shared)	50	2,379,971

Note: Weight tonnage of shared vessels denotes the holding of the Company group.

Status of Major Business Combinations

Changes and results of business combinations

The Company Group is running business in seven segments consisting of liner trade and other shipping as its core business, logistics, terminal and harbor transport, cruise, real estate, and other.

The Company has 553 consolidated subsidiaries, etc. and 34 equity-method affiliates as of March 31, 2006. For business results of the consolidated Group, see the preceding "Review of Operations" (on pages 2-7) and "Business Results and Summary of Assets of the Consolidated Group and the Company" (on page 8).

Major subsidiaries

Company	Paid-in Capital	NYK's Ownership (%)	Main activities
NYK Global Bulk Corporation	¥4,150 million	100.00	Sales of petrochemical products, etc
Tokyo Senpaku Kaisha, Ltd.	¥1,899 million	100.00	Marine transportation business
Nippon Cargo Airlines Company, Limited	¥21,600 million	81.18	Air freight services
Hachiuma Steamship Co., Ltd.	¥500 million	68.76	Marine transportation business
NYK-Hinode Line, Ltd.	¥2,100 million	100.00	Marine transportation business
NYK Cruises Co., Ltd.	¥2,000 million	100.00	Ownership and operation of cruise ships
YUSEN Air & Sea Service Co., Ltd.	¥4,301 million	61.38	Air freight forwarding business, etc
NYK Trading Corporation	¥1,246 million	77.94	Sales of petrochemical products, etc.
UNI-X Corp.	¥934 million	63.63	Harbor transportation business
NYK Group Americas Inc.	US$4,000,000	100.00	Controlling subsidiaries engage in marine transportation and global logistics businesses, etc. in North and South American areas
NYK Group Europe Ltd.	£71,400,000	100.00	Controlling subsidiaries engage in marine transportation and global logistics businesses, etc. in Europe (excluding the United Kingdom)
NYK Group South Asia Pte., Ltd.	SP$12,800,000	100.00	Controlling subsidiaries engage in marine transportation and global logistics businesses, etc. in Southern Asian areas
NYK Group Oceania Pty., Ltd.	A$8,400,000	100.00	Controlling subsidiaries engage in marine transportation and global logistics businesses, etc. in Oceania areas
ADAGIO MARITIMA S.A. 343 other companies	US$172,160,000 (total of 118 companies) ¥22,675 million (total of 226 companies)	100.00 (all companies)	Ship leasing business

Note 1. Percentage of voting rights includes indirect holdings.

2. ADAGIO MARITIMA S.A. and 343 other companies are consolidated subsidiaries which are fully owned by the Company group and are established in Panama and Liberia, etc. for the purpose of holding and leasing ships. The vessels periodically chartered from the said companies by the Company group constitute an important part of the fleets of ships operated by the Company group.

Status of principal affiliates

Company	Paid-in Capital	NYK's ownership (%)	Main activities
Kyoei Tanker Co.,Ltd.	¥2,850 million	30.00	Marine transportation business
Shinwa Kaiun Kaisha, Ltd.	¥8,100 million	26.78	Marine transportation business
Taiheiyo Kaiun Co., Ltd.	¥2,750 million	22.78	Marine transportation business

Note: Percentage of voting rights includes indirect holdings.

Compensation paid to Accounting Auditor

1. Total compensation to be paid by the Company and its subsidiaries	¥122 million
2. Of the total amount prescribed in 1, the total amount of compensation to be paid to the Accounting Auditor concerning the operation prescribed in Article 2, Paragraph 1 of the Certified Public Accountant Law (audit certification) by the Company and its subsidiaries	¥113 million
3. Of the total amount prescribed in 2, compensation to be paid to the Accounting Auditor by the Company	¥54 million

Note: The audit agreement entered into by the accounting auditor and the Company does not clearly distinguish the amount being derived form the audit under the "Law for Special Provisions for the Commercial Code Concerning Audits, etc., of *Kabushiki-Kaisha* (Corporations)" and that being derived from the audit under the "Securities and Exchange Law". Therefore, the amount in 3 above includes total compensations.

Significant Subsequent Events of the Group

None to be mentioned.

3. Current State of Directors of the Company (As of Mar. 31, 2006)

Directors and Corporate Auditors

Chairman	Takao Kusakari	
President	Koji Miyahara	
Representative Directors, Executive Vice-Presidents	Tadamasa Ishida	Yukio Ozawa
Representative Directors, Senior Managing Directors	Takao Manji Yasushi Yamawaki	Michio Tamiya
Representative Director, Managing Director	Takahiro Ota	
Managing Directors	Hiromitsu Kuramoto Yasumi Kudo Hiroshi Sugiura Motoo Igawa	Minoru Sato Koichi Inoue Hiroyuki Shimizu Masamichi Morooka
Director	Susumu Kikuchi	
Corporate Auditors (Full-time)	Kazuhira Kamiya	Shigeru Shimizu
Outside Corporate Auditors (Part-time)	Keisuke Kitajima	Tsuyoshi Miyazaki

Note 1. As of Mar. 31, 2006, all Directors are concurrently appointed as Corporate Officers. For responsibilities or principal duties of the Directors concurrently appointed as Corporate Officers as of Apr. 1, 2006, please refer to the column for Corporate Officers on page 18.

2. Of Corporate Auditors, Messrs. Keisuke Kitajima and Tsuyoshi Miyazaki are Outside Corporate Auditors as stipulated in Article 18, Paragraph 1, of the "Law for Special Provisions for the Commercial Code Concerning Audits, etc., of Kabushiki-Kaisha (Joint Stock Companies)".

3. Mr. Keisuke Kitajima, Corporate Auditor, is an attorney-at-law. He is appointed as an outside corporate auditor of Nippon Life Insurance Company and an outside director of Daiwa Securities Group, Inc.

4. Mr. Tsuyoshi Miyazaki is appointed as an executive adviser to Mitsubishi Logistics Corporation.

5. Retired Directors and Corporate Auditor and newly appointed Directors and Corporate Auditor during the current fiscal year are as follows:

Retirement		
Director	Tadatoshi Mamiya	(Retired upon resignation on Jun. 28, 2005)
Director	Koji Usami	(Retired upon resignation on Jun. 28, 2005)
Director	Koichi Aoki	(Retired at the expiration of his term in office on Jun. 28, 2005)
Director	Masahiro Aoyama	(Retired at the expiration of his term in office on Jun. 28, 2005)
Corporate Auditor (Full-time)	Ryuji Narisada	(Retired at the expiration of his term in office on Jun. 28, 2005)
New appointment		
Managing Director	Hiroyuki Shimizu	(Appointed on Jun. 28, 2005)
Managing Director	Motoo Igawa	(Appointed on Jun. 28, 2005)
Managing Director	Masamichi Morooka	(Appointed on Jun. 28, 2005)
Director	Susumu Kikuchi	(Appointed on Jun. 28, 2005)
Corporate Auditor (Full-time)	Shigeru Shimizu	(Appointed on Jun. 28, 2005)

6. The representative directors and directors with special titles have been changed as follows as of Apr. 1, 2006. Executive Vice-President, Senior Managing Director, and Managing Director shall not be selected from directors with special titles, and rank classification shall be introduced for Corporate Officers as of Apr. 1, 2006.

As of Mar 31, 2006		After the change
Representative Director, Executive Vice-President	Tadamasa Ishida	Representative Director, Executive Vice-President Corporate Officer
Representative Director, Senior Managing Director	Yasushi Yamawaki	Representative Director, Executive Vice-President Corporate Officer
Representative Director, Senior Managing Director	Takao Manji	Representative Director, Senior Managing Corporate Officer
Managing Director	Hiromitsu Kuramoto	Representative Director, Senior Managing Corporate Officer
Managing Director	Minoru Sato	Director, Senior Managing Corporate Officer
Managing Director	Yasumi Kudo	Representative Director, Senior Managing Corporate Officer
Managing Director	Hiroshi Sugiura	Representative Director, Senior Managing Corporate Officer
Managing Director	Hiroyuki Shimizu	Director, Managing Corporate Officer
Managing Director	Motoo Igawa	Director, Managing Corporate Officer
Managing Director	Masamichi Morooka	Director, Managing Corporate Officer
Representative Director, Executive Vice-President	Yukio Ozawa	Director
Representative Director, Senior Managing Director	Michio Tamiya	Director
Representative Director, Managing Director	Takahiro Ota	Director
Managing Director	Koichi Inoue	Director

Corporate Officers (For reference) (As of Apr. 1, 2006)

Name	Position	Responsibilities or principal duties
Takao Kusakari	Chairman, Chairman Corporate Officer	
Koji Miyahara	President, President Corporate Officer	Chief Executive of CSR Management Headquarters (CSR Management Headquarters: Corporate Communication Group, IR Group, CSR Coordination Group and Compliance and Risk Management Group) Chairman of Bulk/Energy Resources Transportation Strategy Committee
Tadamasa Ishida	Representative Director, Executive Vice-President Corporate Officer	Chief Executive of Global Logistics Headquarters (Global Logistics Headquarters: Container Trade Management Group, Latin America and Africa Group, Logistics Group, Car Carrier Group, Auto-Project Group, Harbor Group and Logistics Integrator Group)
		Vice-Chief Executive of CSR Management Headquarters
		Oversees IT Strategy Group, Container Trade Management Group, Latin America and Africa Group, Logistics Group, Harbor Group, Logistics Integrator Group, Yokohama Branch, Nagoya Branch and Kansai Branch
		In charge of Latin America Region and NYK-HINODE LINE, Ltd.
		Chairman of IT Strategy Committee
Yasushi Yamawaki	Representative Director, Executive Vice-President Corporate Officer	Chief Executive of Bulk/Energy Resources Transportation Headquarters (Bulk/Energy Resources Transportation Headquarters: Tramp Co-ordination Group, Capesize Bulker Group, Forest Products Group, Steaming Coal Group, Petroleum Group, Petroleum Product and LPG Group, LNG Group, and Bulk/Energy Atlantic Group)
		Vice-Chief Executive of CSR Management Headquarters
		Oversees Tramp Co-ordination Group, Steaming Coal Group, Petroleum Group, Petroleum Product and LPG Group, LNG Group, Bulk/Energy Atlantic Group, Sapporo Branch, Kyushu Branch, India Region and Middle-East Region
		Chief Compliance Officer (CCO)
Takao Manji	Representative Director, Senior Managing Corporate Officer	Assistant Chief Executive of CSR Management Headquarters
		Oversees Human Resources Group (Personnel management of Sea employees), Technical Group, Tanker and Gas Carrier Management Group and Fleet Management Group
		In charge of Safety and Environmental Management Group and Seafarer Planning Group

Name	Position	Responsibilities or principal duties
Hiromitsu Kuramoto	Representative Director, Senior Managing Corporate Officer	Assistant Chief Executive of CSR Management Headquarters
		Oversees Corporate Communication Group, IR Group, CSR Coordination Group, Capesize Bulker Group and Forest Products Group
		Assists the director who oversees Tramp Co-ordination Group and Bulk/Energy Atlantic Group
		In charge of Human Resources Group, Compliance and Risk Management Group, Research Group, Corporate History Chamber, Petroleum Group, Sapporo Branch, Kyushu Branch, India Region and matters related to NYK GLOBAL BULK Corporation
Minoru Sato	Director, Senior Managing Corporate Officer	Managing Director of NYK GROUP EUROPE Ltd.
Yasumi Kudo	Representative Director, Senior Managing Corporate Officer	Oversees Corporate Planning Group, Car Carrier Group and Auto-Project Group
		In charge of Management Coordination Group, Nagoya Branch, Middle-East Region and matters related to MTI (Monohakobi Technology Institute)
Hiroshi Sugiura	Representative Director, Senior Managing Corporate Officer	Chief Executive of Global Group Management Headquarters (Global Group Management Headquarters: Global Management Strategy Group and Corporate Affiliate Management Group)
		Oversees Global Management Strategy Group, Corporate Affiliate Management Group, Accounting Group, Finance Group and Cruise Enterprise Group
		In charge of General Affairs Group, Secretary Group, Legal and Insurance Group and Internal Audit Chamber
		Executive Chief of Environmental Management (ECEM)
Hiroyuki Shimizu	Director, Managing Corporate Officer	In charge of Logistics Group and Logistics Integrator Group
Motoo Igawa	Director, Managing Corporate Officer	In charge of Bulk/Energy Atlantic Group and matters related to Open Hatch Bulker and Reefer Cargo
Masamichi Morooka	Director, Managing Corporate Officer	In charge of Container Trade Management Group, Latin America and Africa Group, Harbor Group, Yokohama Branch, Kansai Branch, matters related to TOKYO SENPAKU KAISHA, Ltd., and matters related to NYK Line Japan Co. Ltd.
Susumu Kikuchi	Director, Managing Corporate Officer	Chief Representative for China

Name	Position	Responsibilities or principal duties
Shinji Kobayashi	Managing Corporate Officer	Chief Executive of Technical Headquarters (Technical Headquarters: Safety and Environmental Management Group, Technical Group, Tanker and Gas Carrier Management Group, Fleet Management Group and Seafarer Planning Group)
		In charge of Technical Group, Tanker and Gas Carrier Management Group and Fleet Management Group
		President of NYK-HINODE LINE, Ltd.
Naoki Takahata	Managing Corporate Officer	In charge of Accounting Group, Finance Group and matters related to NYK ACCOUNTING Co. Ltd.
		Chief Financial Officer (CFO)
Makoto Igarashi	Managing Corporate Officer	In charge of Corporate Communication Group, IR Group and CSR Coordination Group (CSR Management Headquarters)
		General Manager of Compliance and Risk Management Group
Masahiro Kato	Managing Corporate Officer	In charge of Car Carrier Group and Auto-Project Group
Hidenori Hono	Managing Corporate Officer	General Manager of Capesize Bulker Group and Forest Products Group
Yutaka Yasunaga	Corporate Officer	In charge of IT Strategy Group Chief Information Officer (CIO) General Manager of IT Strategy Group
Tetsufumi Otsuki	Corporate Officer	Managing Director of NIPPON CARGO AIRLINES Co. Ltd.
Takeshi Matsunaga	Corporate Officer	Senior Managing Director of NYK GLOBAL BULK Corporation
Takatake Naraoka	Corporate Officer	Senior Managing Director of TOKYO SENPAKU KAISHA, Ltd.
Masato Katayama	Corporate Officer	General Manager of Latin America and Africa Group
Yuji Semba	Corporate Officer	In charge of Steaming Coal Group and LNG Group Deputy Chairman of Bulk/Energy Resources Transportation Strategy Committee
Mitsutoshi Nawa	Corporate Officer	In charge of Cruise Enterprise Group
Saburo Yamagata	Corporate Officer	President of NYK LOGISTICS (AMERICAS) Inc.
Takamaru Ishida	Corporate Officer	Chief Executive Officer of NYK SHIPMANAGEMENT Pte Ltd
Toshinori Yamashita	Corporate Officer	President of NYK LINE JAPAN Co. Ltd.
Hiroshi Hattori	Corporate Officer	Deputy Chief Representative for China Chairman of NYK LINE (CHINA) Co. Ltd. , NYK LOGISTICS (CHINA) Co. Ltd.
Naoya Tazawa	Corporate Officer	General Manager of Human Resources Group
Yasuyuki Usui	Corporate Officer	General Manager of Container Trade Management Group

Name	Position	Responsibilities or principal duties
Tadaaki Naito	Corporate Officer	In charge of Tramp Co-ordination Group, Petroleum Product and LPG Group, Deputy Chairman of Bulk/Energy Resources Transportation Strategy Committee
		General Manager of Petroleum Group
Lanny Vaughn	Corporate Officer	NYK LOGISTICS (AMERICAS) Inc., Transportation Division President
Name	Position	Responsibilities or principal duties
Tsutomu Kikuchi	Corporate Officer	Managing Director of NYK GROUP OCEANIA Pty Ltd.
Toshiaki Takeda	Corporate Officer	Managing Director of NYK LOGISTICS (EUROPE) Ltd.
Tomoyuki Matsubara	Corporate Officer	General Manager of Technical Group
Hiroshi Sekine	Corporate Officer	Assists the director who is in charge of Tanker and Gas Carrier Management Group and Fleet Management Group
		General Manager of Safety and Environmental Management Group
Masahiko Fukatsu	Corporate Officer	General Manager of Logistics Group and Logistics Integrator Group
		President of NYK LOGISTICS (JAPAN) Co., Ltd.
Hiroshi Hiramatsu	Corporate Officer	In charge of Corporate Planning Group, Corporate Affiliate Management Group and Global Management Strategy Group

Note 1. Corporate Officers are appointed by the Board of Directors and assist the President in executing business.

2. Corporate Officer Genta Ohyama retired as of Jun. 28, 2005.
3. Corporate Officers retired as of Mar. 31, 2006 are as follows:
Yukio Ozawa, Michio Tamiya, Takahiro Ota, Koichi Inoue and Yoshiharu Murata
4. Corporate Officers appointed as of Apr. 1, 2006 are as follows:
Tsutomu Kikuchi, Toshiaki Takeda, Tomoyuki Matsubara, Hiroshi Sekine, Masahiko Fukatsu and Hiroshi Hiramatsu

Consolidated Balance Sheet

As of Mar. 31, 2006
(In millions of yen)

Item	Amount	Item	Amount
Assets		**Liabilities**	
Current assets	460,536	Current Liabilities	612,154
Cash and deposits	80,604	Notes and accounts payable—trade	177,073
Notes and accounts receivable—trade	203,501	Current portion of corporate bonds	4,800
Marketable securities	1,722	Short-term bank loans and current portion of long-term debt payable	222,294
Inventories	34,879	Commercial Paper	32,700
Deferred assets and prepaid expenses	56,460	Income taxes payable	30,747
Deferred income tax assets	6,660	Deferred income tax liabilities	382
Other current assets	81,385	Advance received	61,816
Allowance for doubtful accounts	(4,678)	Employees' bonuses accrued	10,094
Fixed Assets	1,416,843	Other current liabilities	72,245
Tangible fixed assets	856,065	Long-term liabilities	653,942
Vessels	456,982	Corporate bonds	102,000
Buildings and structures	74,935	Long-term bank loans	404,230
Aircraft	26,929	Deferred income tax liabilities	73,453
Machinery, equipment and vehicles	25,710	Reserve for employees retirement benefits	19,445
Furniture and fixtures	7,454	Reserve for directors' retirement benefits	2,086
Land	61,026	Reserve for periodic dry docking of vessels	2,116
Construction in progress	197,639	Other long-term liabilities	50,610
Other tangible fixed assets	5,386	Total Liabilities	1,266,096
Intangible fixed assets	52,919	Minority interests	35,977
Leaseholds	2,363	**Shareholders' Equity**	
Software	26,570	Common stock	88,531
Excess of investment cost over underlying net asset of consolidated subsidiaries, net of accumulated amortization	17,847	Capital surplus	94,427
		Retained earnings	266,567
		Net unrealized gain on investments in stock etc.	127,756
Other intangible fixed assets	6,138	Foreign currency translation adjustments	1,854
Investments and other assets	507,858		
Investment securities	410,675	Treasury stock	(3,770)
Long-term loans receivable	6,210		
Deferred income tax assets	7,840		
Other investments, etc.	84,922		
Allowance for doubtful accounts	(1,790)		
Deferred assets	60	Total Shareholders' Equity	575,366
Total Assets	1,877,440	Total Liabilities, Minority interests and Shareholders' Equity	1,877,440

Consolidated Statement of Income

From April 1, 2005 to March 31, 2006
(In millions of yen)

Account item	Breakdown	Amount
Ordinary Income or Loss		
Operating Revenues and Expenses		
Revenues	1,929,302	
Total operating revenue		1,929,302
Cost and expenses	1,594,598	
Selling, general and administrative expenses	194,222	
Total operating expenses		1,788,821
Operating income		140,481
Non-operating profit and loss		
Interest and dividends income	8,990	
Equity in earnings	1,868	
Other non-operating income	7,529	
Total non-operating income		18,388
Interest expenses	15,647	
Other non-operating expenses	2,770	
Total non-operating expenses		18,418
Income before extraordinary items		140,451
Extraordinary Gains and Losses		
Gain on sales of fixed assets	6,155	
Gain on sales of investment securities	6,613	
Other extraordinary gains	1,717	
Total Extraordinary Gains		14,487
Loss on disposal of fixed assets	2,247	
Other extraordinary losses	7,131	
Total extraordinary losses		9,378
Income before income taxes and minority interests		145,560
Income taxes-current	53,838	
Income taxes-deferred	(3,261)	
		50,577
Minority interests		2,924
Net income		92,058

Notes to the Consolidated Balance Sheet:

1.	Totals stated are rounded down to the nearest million yen.	
2.	Tangible fixed assets – accumulated depreciation	¥762,485 million
3.	Tangible fixed assets – advanced depreciation	¥4,842 million
4.	Notes receivable discounted and endorsed	¥20 million
5.	Assets pledged as collateral	
	Cash and deposits	¥169 million
	Other current assets	¥1,681 million
	Tangible fixed assets	¥137,232 million
	Intangible fixed assets	¥106 million
	Investments and other assets	¥28,070 million
6.	Guarantee obligations	¥94,276 million
	Amount of joint and several obligations borne by the other joint and several obligors	¥41,620 million

Notes to the Consolidated Statement of Income:

1.	Totals stated are rounded down to the nearest million yen.	
2.	Net income per share	¥75.04

Consolidated Statement of Cash Flow (For reference)

Notes to the Consolidated Statement of Cash Flow

From April 1, 2005 to March 31, 2006
(In millions of yen)

Net cash provided by operating activities	138,732
Net cash used in investing activities	△170,511
Net cash used in financing activities	40,339
Effect of exchange rate fluctuations on cash and cash equivalents	2,536
Net increase or decrease in cash and cash equivalents	11,097
Cash and cash equivalents at beginning of the year	65,027
Increase in cash and cash equivalents due to change of consolidation scope	2,465
Increase in cash and cash equivalents due to mergers conducted by consolidated subsidiaries	3
Net increase (decrease) in cash and cash equivalents at the beginning of the year due to changes to financial reporting period at consolidated subsidiaries	△105
Cash and cash equivalents at end of the year	78,487

Non-consolidated Balance Sheet

As of Mar. 31, 2006
(In millions of yen)

Item	Amount	Item	Amount
Assets		**Liabilities**	
Current assets	248,239	Current Liabilities	266,719
Cash and deposits	11,808	Notes and account payable	70,670
Notes and accounts receivable—trade	66,071	Bond short-term redemption	4,800
Short-term loans receivable	93,446	Short-term borrowings	44,563
Advances	1,072	Commercial Paper	32,700
Inventories	21,270	Account payable	3,950
Deferred or prepaid expenses	48,089	Income tax payable	15,914
Agency claims	5,610	Advance received	35,052
Deferred income tax assets	7,738	Deposits received	41,123
Other current assets	14,703	Agency liabilities	3,629
Allowance for doubtful accounts	△21,572	Employees' bonuses accrued	3,090
		Other current liabilities	11,224
		Long-term liabilities	372,380
Fixed Assets	853,691	Corporate bonds	102,000
Tangible fixed assets	151,235	Long-term debt	193,650
Vessels	94,472	Deferred income tax liabilities	58,730
Buildings and structures	22,493	Reserve for employees' retirement benefits	847
Equipment and fixtures	1,577	Reserve for special repairs of vessels	1,398
Land	31,059	Other long-term liabilities	15,753
Construction in progress	22	Total Liabilities	639,099
Other tangible fixed assets	1,608	**Shareholders' Equity**	
Intangible fixed assets	23,486	Common stock	88,531
Leaseholds	511	Capital surplus	93,198
Software	22,832	Additional paid-in capital	93,198
Other intangible fixed assets	142	Earned surplus	164,117
Investments and other assets	678,970	Earned surplus reserve	13,146
Investments in securities	352,094	Voluntary reserve	79,899
Stocks and equity in subsidiaries	154,571	Dividends reserve	50
Long-term loans receivable	149,570	Special depreciation reserve	3,420
Other investments, etc.	31,795	Reserve against investment losses	2
Allowance for doubtful accounts	△9,062	Reserve for advanced depreciation	3,102
		Other reserves	73,324
		Unappropriated retained earnings at the end of the fiscal term	71,070
		Net Unrealized gain on investments in stock etc.	120,807
		Treasury stock	△3,762
Deferred assets	60	Total Shareholders' Equity	462,891
Bond issue expenses	60		
Total Assets	1,101,991	Total Liabilities and Shareholders' Equity	1,101,991

Non-consolidated Statement of Income

From April 1, 2005 to March 31, 2006
(In millions of yen)

Account item	Breakdown	Amount
Ordinary Income or Loss		
Operating Income and Expenses		
Revenue from shipping operations	954,660	
Revenue from other business	8,197	
Total operating revenue		962,857
Shipping operation expenses	840,247	
Other operating expenses	6,160	
General administrative expenses	43,510	
Total operating expenses		889,918
Operating income		72,938
Non-operating Income and Expenses		
Interest and dividends income	13,597	
Other non-operating income	4,232	
Total non-operating income		17,830
Interest expense	7,392	
Other non-operating expenses	1,357	
Total non-operating expenses		8,750
Ordinary income		82,018
Extraordinary Gains and Losses		
Gain on sales of fixed assets	3,613	
Gain on sales of investment securities	6,472	
Other extraordinary gains	2,797	
Total Extraordinary Gains		12,882
Loss on disposal of fixed assets	274	
Provision for doubtful accounts	7,662	
Other extraordinary losses	2,833	
Total extraordinary losses		10,770
Income before income taxes		84,131
Income taxes including inhabitants' and enterprise taxes	33,265	
Income taxes-deferred	△2,592	
		30,672
Net income		53,458
Retained earnings brought forward from the previous fiscal term		28,599
Interim dividends		10,986
Unappropriated retained earnings at the end of the fiscal term		71,070

Notes to the Non-consolidated Balance Sheet:

1. Totals stated are rounded down to the nearest million yen.
2. Claims and liabilities toward subsidiaries

Short-term monetary claims	¥98,023 million
Long-term monetary claims	¥148,975 million
Short-term monetary liabilities	¥55,791 million
Long-term monetary liabilities	¥247 million

3. Tangible fixed assets – accumulated depreciation ¥310,071 million
4. Tangible fixed assets – advanced depreciation ¥452 million
5. Besides the fixed assets shown in the Balance Sheet, 290,000 containers are used as important fixed assets under leasing contracts.
6. Assets pledged as collateral

Tangible fixed assets	¥74,177 million
Investments in securities	¥19,063 million
Stocks and equity in subsidiaries	¥2 million
Cash and deposits	¥126 million

7. Guarantee obligations ¥872,792 million
   Amount of joint obligations borne by the other joint obligors ¥44,056 million
8. Matters relating to retirement benefit obligations

Retirement benefit obligations	¥48,230 million
Pension assets	¥87,934 million
Unrecognized actuarial gain	¥32,256 million
Prepaid pension costs	¥8,294 million
Reserve for employees' retirement benefits	¥847 million

9. Net increment of net assets stipulated by Article 124-3 of the Enforcement Regulations of the Commercial Code ¥120,819 million

Notes to the Non-consolidated Statement of Income:

1. Totals stated are rounded down to the nearest million yen.
2. Significant accounting principles are as described separately.
3. Transactions with subsidiaries

Operating transactions	
Revenue	¥41,344 million
Expenses	¥177,151 million
Transactions other than operating transactions	¥22,956 million

4. Net income per share ¥43.64

82-34960

INFORMATION

The document following this cover sheet exists solely to provide English translations of selected information in the Japanese original text of the Notice of Ordinary General Meeting of Shareholders for reference only.

The original Japanese text of the Notice of Ordinary General Meeting of Shareholders should be available to foreign shareholders at their respective sub-custodians in Japan. Please contact your custodian with your voting instructions as soon as possible.

Shareholders who hold one thousand or more shares of record on the original register of shareholder as of March 31, 2006 will be invited to attend the meeting.

NYK LOGISTICS & MEGACARRIER

NYK LINE

To Our Shareholders

June 6, 2006

Notice of the 119th Ordinary General Meeting of Shareholders

To the Shareholders of Nippon Yusen Kabushiki Kaisha:

You are cordially invited to the Ordinary General Meeting of Shareholders of Nippon Yusen Kabushiki Kaisha for the 119th Fiscal Year to be held as follows.
If you are unable to attend the meeting, you can exercise your voting rights by paper ballot or via the electromagnetic method (such as Internet etc.). Please review the reference documents shown in the following pages (pp. 2 through 28), and either return the enclosed Voting Rights Exercise Form with your vote and seal by mail to reach us by 5:00 p.m., Tuesday, June 27, 2006, or vote via website (http://www.evoting.tr.mufg.jp) designated by us by 5:00 p.m., Tuesday, June 27, 2006.

Yours faithfully

1. Date: 10:00 a.m., Wednesday, June 28, 2006
2. Place: Head Office: Yusen Building, 3-2, Marunouchi 2 Chome, Chiyoda-ku, Tokyo
3. Agenda of the Meeting:

Matters to be reported:

1) The business report for the 119th Fiscal Year (from April 1, 2005 to March 31, 2006), the consolidated balance sheet as of March 31, 2006, and the consolidated statement of income for the 119th Fiscal Year and the results of an audit of the consolidated statutory reports by the accounting auditor and the board of corporate auditors.

2) The non-consolidated balance sheet as of March 31, 2006 and the non-consolidated statement of income for the 119th Fiscal Year (from April 1, 2005 to March 31, 2006)

Proposals to be resolved:

Proposal No.1:	Approval of the Proposal for Appropriation of Retained Earnings for the 119th Fiscal Year
Proposal No.2:	Partial amendments to the Articles of Incorporation
Proposal No.3:	Election of eight Directors
Proposal No.4:	Election of an Independent Auditor

Furthermore, the reporting matters and the outline of Proposal No.1 are shown in the "Business Report for the 119th Fiscal Year" enclosed.

ISIN	JP3753000003
SEDOL	6643960
TSE	9101

Nippon Yusen Kabushiki Kaisha

K. Miyahara

Koji Miyahara
President

If you exercise voting rights by paper ballot or via the Internet, please review the "Guidance on the Exercise of Voting Rights" as described in pages 25 through 28.

Reference Documents for the General Meeting of Shareholders

Proposals and references

Proposal No.1: Approval of the Proposal for Appropriation of Retained Earnings for the 119th Fiscal Year

Details of the proposal are as follows:

The Company proposes to distribute a year-end dividend of ¥9.00 per share taking comprehensive consideration for the Company's performance, management environment and dividend payout ratio. The proposal is based on the Company's determination to successively pay stable dividends with the efforts for stockholder returns, while retaining an appropriate level of internal reserves for future business development and to address the changing market conditions of the shipping industry. The Company paid an interim dividend of ¥9.00 per share. As a result, the total dividend for the fiscal year amounts to ¥18.00 per share, which is the same amount as that of the preceding fiscal year in which we included ¥2.00 in commemoration of 120th anniversary of the Company's founding.

The Company also proposes the payment of bonuses to seventeen Directors who are in office as end of the fiscal year, in view of the elements including the Company's performance over the current term, the amount of bonuses paid to Directors in the past years and the abolishment of the Directors Retirement Allowance System.

Proposal for Appropriation of Retained Earnings

Remarks	Amount	
		¥
Unappropriated retained earnings at the end of the fiscal year		71,070,865,550
Reversal of voluntary reserves		
Reversal of reserve for special depreciation	1,581,371,765	
Reversal of reserve against investment loss	821,312	
Reversal of reserve for advanced depreciation	155,512,461	1,737,705,538
Total		72,808,571,088
To be appropriated as follows;		
Dividends (¥9.00 per share)	10,984,519,557	
Director's bonuses	185,000,000	
Reserve for advanced depreciation	9,875,000	
General reserve	25,000,000,000	
Retained earnings carried forward	36,629,176,531	
Total		72,808,571,088

Note: An interim dividend of 10,986,451,281 yen (¥9.00 per share) was paid on Dec. 5, 2005

Proposal No.2: Partial amendments to the Articles of Incorporation

The Company hereby proposes to amend part of the Articles of Incorporation as shown in the following comparative table:

1. Reasons for the Amendments

(1) In preparation for the expansion of businesses and the diversification of management in the future, the Company hereby proposes amendments including additions with respect to the object of the Company. (Proposed Article 2)

(2) In view of the convenience of the shareholders, the Company proposes to add a necessary provision in order to introduce the system for purchase and sale of shares of less than one new stock trading unit (Proposed Article 9). Another addition of provisions concerning exercisable rights on shares of less than one new stock trading unit is proposed, based on Article 189, Paragraph 2 of the Company Law (Law No. 86 of 2005, enforced on May 1, 2006). (Proposed Article 10)

(3) The Company shall be deemed to have provided the shareholders with part of the reference documents for the General Meeting of Shareholders by disclosing them via the Internet in accordance with the Article 94, Paragraph 1, Article 133 and Paragraph 3 of the Enforcement Regulations for Company Law (Ministry of Justice Ordinance No.12 of 2006, enforced on May 1, 2006) and Article 161, Paragraph 4 and Article 162, Paragraph 4 of the Regulations on the Company Computation (Ministry of Justice Ordinance No.13 of 2006, enforced on May 1, 2006). Accordingly, the Company proposes addition of provisions. (Proposed Article 20)

(4) Along with the expansion of the Corporate Officers System, the upper limit of the number of directors shall be reduced from no more than eighteen to no more than sixteen. (Proposed Article 25)

(5) Based on Article 370 of the Company Law, the Company will be able to adopt resolutions of the Board of Directors flexibly, by paper ballot or electromagnetic method, whenever necessary. Accordingly, the Company proposes the addition of provisions with respect to omission of the procedure for adopting resolutions of the Board of Directors. (Proposed Article 33)

(6) Article 329, Paragraph 2 of the Company Law allows a company to elect Substitute Corporate Auditors at a General Meeting of Shareholders without a relative provision in the Articles of Incorporation. Accordingly, the Company proposes the deletion of the provisions concerning the said election. (Current Article 30) In addition to this, Article 96, Paragraph 3 of the Enforcement Regulations for Company Law allows a company to extend the effective period of the said election. The Company proposes the addition of provisions concerning the effective period of the said election to the Article with respect to the term of office of Corporate Auditors. (Proposed Article 38, Paragraph 3 and Paragraph 4)

(7) Based on Article 427, Paragraph 1 of the Company Law, the Company proposes the addition of provisions concerning limitation of liabilities of Outside Corporate Auditors, in order to facilitate nomination of Outside Corporate Auditors. (Proposed Article 45)

(8) In accordance with the enforcement of the Company Law, etc., the Company proposes the following amendments:

1) Based on Article 214, Paragraph 2 of the Company Law, the Company proposes the addition of provisions to stipulate that the Company is a share certificate issuing company. (Proposed Article 8)
2) Based on Article 326, Paragraph 2 of the Company Law, the Company proposes the addition of provisions to stipulate the establishment of Board of Directors, Corporate Auditors, Board of Corporate Auditors and independent auditors (Proposed Article 24, Article 36 and Article 46) and addition of a Chapter with respect to independent auditors. (Proposed Chapter 6, Article 46 through Article 49)
3) The governing law referred to in the Articles of Incorporation shall be changed to the Company Law. In addition to this, the terms as used in the old Commercial Code shall be replaced by the terms as used in the Company Law, together with the modernization and clarification of the terms and expressions and the reorganization of the articles, etc.

(9) In line with the addition and deletion of the provisions, the numbers of the relevant articles and paragraphs shall be appropriately adjusted.

2. Contents of the Amendments

Details of the proposed amendments are as follows:

(Underlined parts are amended.
Note: In case that change in original Japanese text does not effect a substantial change in the meaning, no change is made in English translation.)

Current Articles	Proposed Amendments	Reasons for changes
Chapter I: GENERAL PROVISIONS	Chapter I: GENERAL PROVISIONS	
(Name) Article 1. The name of the Company shall be Nippon Yusen Kabushiki Kaisha.	(Name) (Unchanged)	
(Object) Article 2. The object of the company shall be to engage in the following businesses: 1. Marine transportation; 2. Land transportation;	(Object) (Unchanged)	Amendments including additions with respect to the object of the Company in preparation for the expansion of businesses and the diversification of management in the future.
(New)	3. Air transportation;	
3. Agency business for marine transportation and land transportation;	4. Agency business for marine transportation, land transportation and air transportation;	
4. Warehousing;	5. Warehousing;	
5. Harbour transportation;	6. Harbour transportation;	
6. Combined transportation by sea, land and air, and agency business connected therewith;	7. Combined transportation by sea, land and air, and agency business connected therewith;	
7. Business relating to marine exploitation and development;	8. Business relating to marine exploitation and development;	
8. Sale and purchase of vessels;	9. Sale and purchase of vessels;	
9. Counselling relating to building and repair of vessels and marine structures;	10. Counselling relating to building and repair of vessels and marine structures;	
10. Business relating to information on transportation;	11. Business relating to information on transportation;	
11. Loans to, guarantees for and investments in other businesses than those enumerated herein;	12. Loans to, guarantees for and investments in other businesses than those enumerated herein;	
12. Sale, purchase and lease of real estate;	13. Sale, purchase and lease of real estate;	
13. Possession, lease, maintenance and management of marine leisure facilities,;	14. Possession, lease, maintenance and management of marine leisure facilities,;	
14. Business relating to travel pursuant to the Travel Agency Law;	15. Business relating to travel pursuant to the Travel Agency Law;	
15. Trades and sales of ornamental plants.	(Deleted)	
(New)	16. Sale and manufacturing of petroleum products and machinery and appliances.	
16. Other undertakings incidental to or connected with the items mentioned above.	17. Other undertakings incidental to or connected with the items mentioned above.	

Current Articles	Proposed Amendments	Reasons for changes
(Location of Head Office) Article 3. The Head Office of the Company shall be located in Chiyoda Ward, Tokyo.	(Location of Head Office) (Unchanged)	
(Method of Public Notice) Article 4. Public notice of the Company shall be given in the Nihon Keizai Shimbun published in Tokyo.	(Method of Public Notice) Article 4. Public notice of the Company shall be given in the Nihon Keizai Shimbun published in Tokyo.	Amendments in accordance with the terms as used in the Company Law.
Chapter II: SHARES	Chapter II: SHARES	
(Total Number of Shares) Article 5. The total number of shares which may be issued by the Company shall be 2,983,550,000; provided however that in the event that shares are cancelled the number of shares so cancelled shall be subtracted from such total number of shares.	(Total Number of Shares authorized to be issued) Article 5. The total number of shares authorized to be issued by the Company shall be 2,983,550,000.	Amendments in accordance with the terms as used in the Company Law and deletion of the conditional clause in accordance with the provisions of the Company Law.
(Purchase of treasury stock) Article 6. The Company may purchase treasury stock by a resolution of the Board of Directors.	(Acquisition of own shares) Article 6. The Company may, by a resolution of the Board of Directors, acquire the Company's own shares through market trading etc., pursuant to Article 165, Paragraph 2 of the Company Law.	Inclusion of relevant article no. of the Company Law and amendments in accordance with the terms as used in the Company Law.
(Number of Shares Constituting One New Stock Trading Unit, and Non-issuance of Share Certificates of Less than One Unit) Article 7. The number of shares constituting one new stock trading unit shall be one thousand. (2) The Company shall not issue share certificates of less than one new trading unit. However, this shall not apply when the Rules for Handling Shares of the Company so stipulate.	(Number of Shares less than One New Stock Trading Unit) Article 7. The number of shares constituting one new stock trading unit shall be one thousand. (As stipulated in Article 8, Paragraph 2)	Amendments in accordance with the terms as used in the Company Law. Provisions with respect to the principle of non-issuance of share certificates prescribed in the Company Law is stipulated in the next article.

Current Articles	Proposed Amendments	Reasons for changes
(New)	(Issuance of Share Certificates) Article 8. The Company shall issue share certificates representing the Company's shares. (2) Notwithstanding the preceding paragraph, the Company shall not issue share certificates representing shares of less than one new stock trading unit; provided, however, that this provision shall not apply to the matters otherwise provided for in the Rules for Handling Shares.	Addition based on Article 214 of the Company Law.
(New)	(Request for Sale of Shares of Less Than One New Stock Trading Unit) Article 9. A shareholder (including a beneficial shareholder; hereinafter the same interpretation shall apply) holding shares of less than one new stock trading unit may request the Company to sell to him/her such amount of shares which will, when added together with the shares of less than one new stock trading unit, constitute one new stock trading unit.	Addition in order to introduce the system for purchase and sale of shares of less than one new stock trading unit.
(New)	(Rights of a shareholder with respect to Shares of Less Than One New Stock Trading Unit) Article 10. A shareholder may not exercise rights with respect to shares of less than one new stock trading unit other than those specified in the following sections: (1) Right specified in each item of Article 189, Section 2 of the Company Law; (2) Right to make requests to the Company to purchase the shares with right to demand for purchase; (3) Right to receive share subscription or to receive allotment of stock acquisition rights; and (4) Right to make requests to the Company for sale provided for in the preceding article.	Addition in order to determine the exercisable rights of shares of less than one new stock trading unit, based on Article 189, Paragraph 2 of the Company Law.

Current Articles	Proposed Amendments	Reasons for changes
(Rules for Handling Shares) Article 8. The Rules for Handling Shares of the Company which shall be established by the Board of Directors shall set forth kinds of share certificates and handling and charges for any matters relating to the shares of the Company, including but not limited to registration of change of ownership of shares of the Company, entry or recording in the Register of the Beneficial Shareholders and the Register of lost share certificates of the Company, and purchase of shares of less than one new stock trading unit.	(Rules for Handling Shares) Article 11. Unless otherwise stipulated by law or these Articles of Incorporation, the Rules for Handling Shares of the Company which shall be established by the Board of Directors shall set forth kinds of share certificates issued by the Company and handling and charges for any matters relating to the shares of the Company, including but not limited to entry or recording in the Register of shareholders (including the Register of Beneficial Shareholders; hereinafter the same interpretation shall apply), the Register of lost share certificates and the ledger of stock acquisition rights of the Company, as well as purchase and sale of shares of less than one new stock trading unit and any other business with respect to shares and stock acquisition rights and exercise of shareholder's right.	Amendments in accordance with the terms as used in the Company Law and in accordance with the implemented system of sale of shares of less than one new stock trading unit. In line with the addition of provisions, the numbers of the relevant articles are appropriated adjusted. (hereinafter the same)
(Transfer Agent) Article 9. The Company shall establish a transfer agent for shares. (2) The transfer agent and the place of business of the transfer agent shall be designated by the resolution of the Board of Directors and public notice thereof shall be given. (3) The Register of the Shareholders, the Register of the Beneficial Shareholders and the Register of Lost Share Certificates of the Company shall be kept at the place of business of the transfer agent, who shall handle matters regarding registration of change of ownership of shares, entry or recording in the Register of the Beneficial Shareholders and the Register of Lost Share Certificates, purchase of shares of less than one new stock trading unit and any other matters relating to shares. The Company shall not handle these matters.	(Share Registrar) Article 12. The Company shall establish a share registrar. (2) The share registrar and the place of business of the share registrar shall be designated by the resolution of the Board of Directors and public notice thereof shall be given. (3) The Register of the Shareholders, the Register of Lost Share Certificates and the Ledger of Stock Acquisition Rights of the Company shall be kept at the place of business of the share registrar, who shall handle matters regarding entry or recording in the Register of the Shareholders, the Register of Lost Share Certificates and the Ledger of Stock Acquisition Rights, purchase and sale of shares of less than one new stock trading unit and any other matters relating to shares and stock acquisition rights. The Company shall not handle these matters.	Amendments in accordance with the terms as used in the Company Law and in accordance with the implemented system of sale of shares of less than one new stock trading unit.

Current Articles	Proposed Amendments	Reasons for changes
(Notifications) Article 10. Each shareholder (hereinafter those referred to as "shareholder(s)" shall include beneficial shareholder(s)), pledgee of shares, or the legal representative or duly constituted representative of such shall notify the Company of his/her name, permanent residence and seal-impression pursuant to the Rules for Handling Shares of the Company.	(Notifications) Article 13. Each shareholder, registered pledgee, or the legal representative or duly constituted representative of such shall notify the Company of his/her name, permanent residence and seal-impression pursuant to the Rules for Handling Shares of the Company.	Amendments in accordance with the terms as used in the Company Law and modernization of the terms.
(2) If any person mentioned in the preceding paragraph has his/her residence abroad, he/she shall arrange for a provisional residence or appoint an agent in Japan, and shall notify the Company thereof pursuant to the Rules for Handling Shares of the Company.	(2) If any person mentioned in the preceding paragraph has his/her residence abroad, he/she shall arrange for a place to receive notices or appoint a standing agent in Japan, and shall notify the Company thereof pursuant to the Rules for Handling Shares of the Company.	
(3) The same shall apply to any change of matters mentioned in the preceding two paragraphs.	(Unchanged)	
(4) The Company shall be relieved of any responsibility for giving notices, formal requests, etc. to those who fail to make the notifications provided for in this Article.	(Unchanged)	
(Impression of Seals) Article 11. A document to be submitted by any such person as mentioned in Paragraph 1 of Article 10 to the Company and/or the transfer agent designated by the Company shall bear a seal of which the impression has been notified to the transfer agent in accordance with the preceding Article	(Impression of Seals) Article 14. A document to be submitted by any such person as mentioned in Article 13, Paragraph 1 to the Company and/or the share registrar designated by the Company shall bear a seal of which the impression has been notified to the share registrar in accordance with the preceding Article.	Amendments in accordance with the terms as used in the Company Law.
(Standard Date) Article 12. The shareholders eventually entered or recorded in the Register of Shareholders and the Register of the Beneficial Shareholders, as of the last day of the given business term are deemed by the Company to be those who are entitled to exercise the rights of shareholders at the Ordinary General Meeting of Shareholders concerning such business term.	(Standard Date) Article 15. The shareholders with voting rights entered or recorded in the last Register of Shareholders as of March 31, every year, which is the last day of the business term are deemed by the Company to be those who are entitled to exercise the rights of shareholders at the Ordinary General Meeting of Shareholders concerning such business term.	Amendments in accordance with the terms as used in the Company Law and clarification of description.

Current Articles	Proposed Amendments	Reasons for changes
(2) In addition to the provisions of the preceding paragraph, in case of necessity, the Company, by giving prior public notice, may either fix a standard date.	(2) In addition to the provisions of the preceding paragraph, in case of necessity, the shareholders with voting rights or the registered pledgees entered or recorded in the last Register of Shareholders as of a certain date fixed by resolution of the Board of Directors and by giving prior public notice may be deemed by the Company to be those who are entitled to exercise such rights of shareholders.	
Chapter III: GENERAL MEETINGS OF SHAREHOLDERS	Chapter III: GENERAL MEETINGS OF SHAREHOLDERS	
(Convocation) Article 13. The Ordinary General Meeting of Shareholders shall be convened in June each year, and an Extraordinary General Meeting shall be convened whenever necessary.	(Convocation) Article 16. The Ordinary General Meeting of Shareholders shall be convened in June each year, and an Extraordinary General Meeting of Shareholders shall be convened whenever necessary.	Amendments of expressions
(Person convening) Article 14. The General Meeting shall, except where otherwise provided for in the law, be convened by the President of the Company. Should the President be unable to act, one of the other Representative Directors shall act in the order previously set by the resolution of the Board of Directors.	(Person convening) Article 17. The General Meeting of Shareholders shall, except where otherwise provided for in the law, be convened by the President and Representative Director of the Company by the resolution of the Board of Directors. Should the President and Representative Director be unable to act, one of the other Representative Directors shall act in the order previously set by the resolution of the Board of Directors.	Clarification of description and modernization of terms.
(Agenda) Article 15. At the General Meeting, matters other than those for which prior notice has been given may not be discussed.	(Agenda) Article 18. At the General Meeting of Shareholders, matters other than those for which prior notice has been given may not be discussed.	Clarification of description and modernization of terms.
(Chairman) Article 16. The President shall act as chairman at General Meetings. Should the President be unable to act, one of the other Representative Directors shall act in the order previously set by the resolution of the Board of Directors.	(Chairman) Article 19. The President and Representative Director shall act as chairman at the General Meeting of Shareholders. Should the President and Representative Director be unable to act, one of the other Representative Directors shall act in the order previously set by the resolution of the Board of Directors.	Clarification of description and modernization of terms.

Current Articles	Proposed Amendments	Reasons for changes
(New)	(Disclosure via the Internet of the Reference Documents for the General Meeting of Shareholders, etc., and the Deemed Provision of Information) Article 20. The Company shall be deemed to have provided the shareholders with the necessary information with respect to the matters to be stated or indicated in the reference documents for the General Meeting of Shareholders, the business reports, the statutory reports and the consolidated statutory reports, by disclosing such information via the Internet in accordance with the ordinance of the Ministry of Justice.	Addition in accordance with Article 94, Paragraph 1 and Article 133, Paragraph 3 of the Enforcement Regulations for Company law and Article 161, Paragraph 4 and Article 162, Paragraph 4 of the Regulations on the Company Computation.
(Requirements for Resolutions) Article 17. Except where otherwise provided for in the law or the Articles of Incorporation, resolutions of the General Meetings of Shareholders shall be adopted by a majority of votes of the shareholders present. (2) Resolutions as stipulated by Article 343 of the Commercial Code, and resolutions to which the resolution method of said Article apply mutatis mutandis under the Commercial Code and other laws and ordinances shall be decided by vote of not less than two-thirds of the shareholders present holding not less than one-third of total shareholders' voting rights.	(Method of Adopting Resolutions) Article 21. Except where otherwise provided for in the law or the Articles of Incorporation, resolutions of the General Meetings of Shareholders shall be adopted by a majority of votes of the shareholders with voting rights present. (2) Resolutions as stipulated by Article 309, Paragraph 2 of the Company Law, shall be adopted by not less than two-thirds of the votes of shareholders present holding not less than one-third of total number of voting rights of shareholders with voting rights.	Clarification of description and modernization of terms. Amendments in accordance with the provisions of the Company Law.
(Exercise of Voting Right by Proxy) Article 18. A shareholder may exercise his/her vote by appointing a proxy who shall be a shareholder present having the right to vote at General Meetings. In such a case, the shareholder, who shall have so appointed his/her proxy, shall be included among the shareholders present. (New)	(Exercise of Voting Right by Proxy) Article 22. A shareholder may exercise his/her vote by appointing one proxy who shall be a shareholder with voting rights of the Company present at General Meeting of Shareholders. In such a case, the shareholder, who shall have so appointed his/her proxy, shall be included among the shareholders present. (2) In those cases prescribed in previous paragraph, a shareholder or his/her proxy shall submit to the Company a document evidencing his/her power of representation for each General Meeting of Shareholders.	Amendments in accordance with the terms as used in the Company Law and clarification with respect to Exercise of Voting Right by Proxy.

Current Articles	Proposed Amendments	Reasons for changes
(Minutes of Meetings) Article 19. The substance of proceedings transpiring at the General Meeting and the results thereof shall be entered or recorded in the Minutes of the General Meeting, which shall bear the names and seals or electronic signatures of the Chairman and the Directors present at the Meeting, and the original Minutes shall be kept in the Head Office for ten years and a copy thereof in each Branch Office for five years.	(Minutes of Meetings) Article 23. The substance of proceedings transpiring at the General Meeting of Shareholders, the results there of and any other matters stipulated by law shall be entered or recorded in the Minutes and the original Minutes shall be kept in the Head Office for ten years and a copy thereof in each Branch Office for five years.	Amendments in accordance with the provisions of the Company Law.
Chapter IV: DIRECTORS AND BOARD OF DIRECTORS	Chapter IV: DIRECTORS AND BOARD OF DIRECTORS	
	(Establishment of Board of Directors) Article 24. The Company shall have Board of Directors.	Addition with respect to establishment of Board of Directors in accordance with Article 326, Paragraph 2.
(Number of Directors) Article 20. The Directors of the Company shall be no more than eighteen in number. (2) Should a Director or Directors have retired from office, the election of his or their substitute(s) may be disregarded so long as the number of directors does not fall below that prescribed by law.	(Number of Directors) Article 25. The Directors of the Company shall be no more than sixteen in number. (Unchanged)	Reduction of the upper limit of the number of directors from no more than eighteen to no more than sixteen, along with the expansion of the Corporate Officers System.
(Terms of Office of Directors) Article 21. The term of office of a Director shall expire at the conclusion of the Ordinary General Meeting of Shareholders for the last business term within two years after his/her appointment. (2) The term of office of a Director appointed as a substitute shall be the remaining term of office of his/her predecessor. (New)	(Terms of Office of Directors) Article 26. The term of office of a Director shall expire upon conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business term ending within two years from his/her election to office. (2) The term of office of a Director appointed as a substitute shall be the remaining term of office of his/her predecessor. (3) The term of office of a Director elected to increase the number of Directors shall be the same as the remaining term of office of the other Directors elected at the last Ordinary General Meeting of Shareholders.	Amendments in accordance with the terms as used in the Company Law, modernization of the terms, and addition with respect to the term of office of a Director appointed additionally.

Current Articles	Proposed Amendments	Reasons for changes
(Election of Directors) Article 22. (New) The election of Directors shall be decided by a majority vote of shareholders present who own not less than one-third of total shareholders' voting rights. (2) The election of Directors shall not be conducted by cumulative voting.	(Election of Directors) Article 27. Directors shall be elected by resolution at the General Meeting of Shareholders. (2) Resolutions for the election of Directors shall be adopted by a majority vote of shareholders present who hold not less than one-third of the total number of voting rights of shareholders with voting rights. (3) The election of Directors shall not be conducted by cumulative voting.	Clarification with respect to election of Directors by addition of provisions, and amendments in accordance with the terms as used in the Company Law.
(Representative Directors, Officiating Directors) Article 23. Directors who shall represent the Company shall be determined by the resolution of the Board of Directors. (New) (2) The Board of Directors may, by resolution, designate the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, the President and several Executive Vice Presidents, several Senior Managing Directors and several Managing Directors from among the Directors.	(Representative Directors, Officiating Directors) Article 28. Representative Directors of the Company shall be elected by the resolution of the Board of Directors. (2) Representative Directors shall represent the Company and execute their duties. (3) The Board of Directors may, by resolution, elect one Chairman of the Board of Directors, one Vice Chairman of the Board of Directors and one President and Representative Director.	Amendments in accordance with the terms as used in the Company Law, and clarification with respect to execution of duties of Directors. Amendment to the Officiating Directors system along with the expansion of the Corporate Officers System.
(Authority of Board of Directors) Article 24. The Board of Directors shall decide the conduct of important affairs of the Company as well as matters provided for in the law and the Articles of Incorporation.	(Authority of Board of Directors) Article 29. (Unchanged)	
(Person convening) Article 25. The Meeting of the Board of Directors, except where otherwise provided for in the law, shall be convened by the Chairman of the Board of Directors. Should the Chairman of the Board of Directors not be designated or should the Chairman be unable to act, the President shall act, and should the President be unable to act, one of the other Representative Directors shall act in the order previously set by the resolution of the Board of Directors.	(Person convening the Meeting of the Board of Directors) Article 30. Except where otherwise provided for in the law, the Chairman of the Board of Directors shall convene the Meeting of the Board of Directors and become the chairman thereof. Should the Chairman of the Board of Directors not be designated or should the Chairman be unable to act, the President and Representative Director shall act, and should the President and Representative Director be unable to act, one of the other Representative Directors shall act in the order previously set by the resolution of the Board of Directors.	Clarification of descriptions and modernization of terms.

Current Articles	Proposed Amendments	Reasons for changes
(Notice of Meetings) Article 26. Notice of the convening of a Meeting of the Board of Directors shall be given to each Director and Corporate Auditor three days before the time set for such Meeting. This shall not apply in the case that the consent of all Directors and Corporate Auditors is obtained.	(Notice of Meetings of the Board of Directors) Article 31. Notice of the convening of a Meeting of the Board of Directors shall be given to each Director and Corporate Auditor three days before the time set for such Meeting. This shall not apply in the case that the consent of all Directors and Corporate Auditors is obtained.	Clarification of descriptions and modernization of terms.
(Resolutions) Article 27. Resolutions of the Meetings of the Board of Directors shall be adopted by a majority of the Directors present who constitute a majority of the Directors.	(Resolutions of meetings of the Board of Directors) Article 32. Resolutions of the Meetings of the Board of Directors shall be adopted by a majority of the Directors who can vote for the resolutions.	Clarification of descriptions and modernization of terms.
(New)	(Omission of the Procedure for Adopting of Resolutions at meetings of the Board of Directors) Article 33. Any resolution agreed by all of Directors who can vote therefore by paper ballot or electromagnetic method shall be deemed by the Company to be a resolution duly adopted by the Board of Directors; provided that a Corporate Auditor expresses no objection thereto.	Enabling Omission of Resolutions at a meeting of the Board of Directors by paper ballot whenever necessary, based on Article 370 of the Company Law.
(Minutes of Meetings) Article 28. The substance of proceedings transpiring at a Meeting of the Board of Directors and the results thereof shall be entered or recorded in the Minutes of the Meeting of the Board of Directors, which shall bear the names and seals or electronic signatures of the Directors and Corporate Auditors present and the original Minutes shall be kept in the Head Office for ten years.	(Minutes of Meetings of the Board of Directors) Article 34. The substance of proceedings transpiring at a Meeting of the Board of Directors and the results thereof and any other matters stipulated by law shall be entered or recorded in the Minutes of the Meeting of the Board of Directors, which shall bear the names and seals or electronic signatures of the Directors and Corporate Auditors present and the original Minutes shall be kept in the Head Office for ten years.	Amendments in accordance with the provisions of the Company Law and clarification of descriptions.
(New)	(Compensation etc. to Directors) Article 35. The amount of compensation etc. to be granted to Directors by the Company shall be determined by resolution of the General Meeting of Shareholders.	Clarification of Compensation etc. to Directors by addition of provisions.

Current Articles	Proposed Amendments	Reasons for changes
Chapter V: CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	Chapter V: CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	Addition of provisions with respect to establishment of Corporate Auditors and Board of Corporate Auditors in accordance with Article 326, Paragraph 2 of the Company Law.
(New)	(Establishment of Corporate Auditors and Board of Corporate Auditors) Article 36. The Company shall have Corporate Auditors and Board of Corporate Auditors.	
(Number of Corporate Auditors) Article 29. The Corporate Auditors of the Company shall be no more than five in number. (2) Should a Corporate Auditor or Corporate Auditors have retired from office, the election of his/her or their substitute(s) may be disregarded so long as the number of Corporate Auditors does not fall below that prescribed by law.	(Number of Corporate Auditors) Article 37. (Unchanged)	
(Election for alternating Corporate Auditors) Article 30. The Company may elect alternating Corporate Auditors at the Ordinary General Meeting of Shareholders to fill a vacancy when the number of Corporate Auditors is fewer than the law requires. (2) The term of alternating Corporate Auditors extends until the opening of the next Ordinary General Meeting of Shareholders.	(Deleted)	Deletion in accordance with Article 329, Paragraph 2 of the Company Law allowing a company to elect Substitute Corporate Auditors at a General Meeting of Shareholders without a relative provision in the Articles of Incorporation.

Current Articles	Proposed Amendments	Reasons for changes
(Term of Office of Corporate Auditors) Article 31. The term of office of a Corporate Auditor shall expire at the conclusion of the Ordinary General Meeting of Shareholders for the last business term within four years after his/her appointment.	(Term of Office of Corporate Auditors) Article 38. The term of office of a Corporate Auditor shall expire upon conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business term ending within four years from his/her election to office.	Amendments in accordance with the terms as used in the Company Law and modernization of the terms.
(2) The term of office of a Corporate Auditor appointed as a substitute shall be the remaining term of office of his/her Predecessor.	(2) The term of office of a Corporate Auditor appointed as a substitute shall be the remaining term of office of his/her Predecessor.	Addition in accordance with Article 96, Paragraph 3 of the Enforcement Regulations for Company Law allowing a company to extend the effective period of the election of Substitute Corporate Auditors.
(New)	(3) The effect of the resolution of election of Substitute Corporate Auditors in accordance with Article 329, Paragraph 2 of the Company Law shall be valid until conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business term ending within four years from the said election.	
(New)	(4) In case a Substitute Corporate Auditor, who are elected by the resolution prescribed in previous paragraph, assumes the office of a Corporate Auditor, his/her term of office as a Corporate Auditor shall be the remaining term of office of the retired Corporate Auditor, but within the period until conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business term ending within four years from the said election.	
(Election of Corporate Auditors) Article 32. (New)	(Election of Corporate Auditors) Article 39. Corporate Auditors shall be elected by resolution at the General Meeting of Shareholders.	Clarification with respect to Election of Corporate Auditors by addition of provisions.
The election of Corporate Auditors shall be decided by a majority vote of shareholders present who own not less than one-third of total shareholders' voting rights.	(2) Resolutions for the election of Corporate Auditors shall be adopted by a majority vote of shareholders present who hold not less than one-third of the total number of voting rights of shareholders with voting rights.	Amendments in accordance with the terms as used in the Company Law
(Full-time Corporate Auditors) Article 33. The Corporate Auditors shall elect Full-time Corporate Auditors from among themselves.	(Full-time Corporate Auditors) Article 40. The Board of Corporate Auditors shall elect Full-time Corporate Auditors from among the Corporate Auditors.	Amendments in accordance with the provisions of the Company Law.

Current Articles	Proposed Amendments	Reasons for changes
(Notice of Meetings) Article 34. Notice of the convening of a Meeting of the Board of Corporate Auditors shall be given to each Corporate Auditor three days before the time set for such Meeting. This shall not apply in the case that the consent of all Corporate Auditors has been obtained.	(Notice of the Meetings of Corporate Auditors) Article 41. Notice of the convening of a Meeting of the Board of Corporate Auditors shall be given to each Corporate Auditor three days before the time set for such Meeting. This shall not apply in the case that the consent of all Corporate Auditors has been obtained.	Clarification of descriptions and modernization of terms.
(Resolutions) Article 35. Resolutions of the Meetings of the Board of Corporate Auditors, except where otherwise provided for in the law, shall be adopted by a majority of the Corporate Auditors.	(Method of Adopting Resolutions of the Board of Corporate Auditors) Article 42. Resolutions of the Meetings of the Board of Corporate Auditors, except where otherwise provided for in the law, shall be adopted by a majority of the Corporate Auditors.	Clarification of descriptions and modernization of terms.
(Minutes of Meetings) Article 36. The substance of proceedings transpiring at a Meeting of the Board of Corporate Auditors and the results thereof shall be entered or recorded in the Minutes of the Meeting of the Board of Corporate Auditors, which shall bear the names and seals or electronic signatures of the Corporate Auditors present and the original Minutes shall be kept in the Head Office for ten years.	(Minutes of the Meetings of the Board of Corporate Auditors) Article 43. The substance of proceedings transpiring at a Meeting of the Board of Corporate Auditors, the results thereof and any other matters stipulated by law shall be entered or recorded in the Minutes of the Meeting of the Board of Corporate Auditors, which shall bear the names and seals or electronic signatures of the Corporate Auditors present and the original Minutes shall be kept in the Head Office for ten years.	Clarification of descriptions. Amendments in accordance with the provisions of the Company Law.
(New)	(Compensation etc. to Corporate Auditors) Article 44. The amount of compensation etc. to be granted to Corporate Auditors shall be determined by resolution of the General Meeting of Shareholders.	Clarification of Compensation etc. to Corporate Auditors by addition of provisions.
(New)	(Limitation of Liabilities of Outside Corporate Auditors) Article 45. The Company may enter into an agreement with each of Outside Corporate Auditors to the effect that any liabilities for damages of such Outside Corporate Auditors as stipulated in Article 423, Paragraph 1 of the Company Law shall be limited to the extent permitted by law; provided, however, the limit of the liability shall be a prescribed amount that is twenty million yen or more or an amount set by law, whichever is the greater.	Addition of provisions concerning Outside Corporate Auditors, based on Article 427, Paragraph 1 of the Company Law expanding the object persons for the agreement with respect to liability for damages.

Current Articles	Proposed Amendments	Reasons for changes
(New)	Chapter VI Independent Auditors	Addition of provisions with respect to independent auditors based on Article 326, Paragraph 2 of the Company Law.
(New)	(Establishment of Independent Auditors) Article 46. The Company establishes independent auditors.	
(New)	(Election of Independent Auditors) Article 47. Independent auditors shall be elected by resolution at the General Meeting of Shareholders.	
(New)	(Term of Office of Independent Auditors) Article 48. The term of office of an independent auditor shall expire upon conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business term ending within one year from the election. (2) An independent auditor shall be deemed to be elected for another term except as otherwise resolved at the General Meeting of Shareholders.	
(New)	(Compensation etc. to Independent Auditors) Article 49. The amount of compensation etc. to be granted to independent auditors shall be determined by the Representative Directors with the consent of the Board of Corporate Auditors.	
Chapter VI: ACCOUNTS (Closing of Account Books) Article 37. The business term of the Company shall be from 1st April to 31st March of the following year, and the Company shall close its accounts on the last day of each business term.	Chapter VII: ACCOUNTS (Business Term) Article 50. The business term of the Company shall commence on April 1 of each year and shall end on March 31 of the following year.	Amendments in accordance with the terms as used in the Company Law.
(Dividends) Article 38. Dividends shall be payable, after each Ordinary General Meeting of Shareholders, to the shareholders or pledgees eventually entered or recorded in the Register of Shareholders and the Register of the Beneficial Shareholders, as of the last day of the business term concerned.	(Year-end Dividends) Article 51 The Company shall, by resolution at the General Meeting of Shareholders, pay cash dividends out of surplus to the shareholders or the registered pledgees entered or recorded in the last Register of Shareholders as of March 31 of each year (hereinafter referred to as "year-end dividend").	Amendments in accordance with the terms as used in the Company Law. Clarification of descriptions with respect to the standard date for the dividends.

Current Articles	Proposed Amendments	Reasons for changes
(Interim Dividends) Article 39. Interim Dividends (Cash Distribution pursuant to the provisions of the Commercial Code Article 293-5) shall be payable, by the resolution of the Board of Directors, to the Shareholders or pledgees eventually entered or recorded in the Register of Shareholders and the Register of the Beneficial Shareholders, as of 30th September of each year.	(Interim Dividends) Article 52. The Company may, by the resolution of the Board of Directors, pay dividends out of surplus stipulated in Article 454, Paragraph 5 of the Company Law to the shareholders or the registered pledgees entered or recorded in the last Register of Shareholders as of September 30 of each year (hereinafter referred to as "Interim Dividends").	Amendments in accordance with the terms as used in the Company Law.
(Limitation of Payment of Dividends and Interim Dividends and Nonpayment of their Interest) Article 40. In case a full five years have elapsed since the Company offered the payment of a dividend or an interim dividend, the Company shall be relieved of the liability for the payment. (2) Shareholders may not demand interest on dividends or interim dividends.	(Limitation of Payment of Year-end Dividends and Interim Dividends) Article 53. In case a full five years have elapsed since the Company offered the payment of a year-end dividend or an interim dividend, the Company shall be relieved of the liability for the payment. (2) Shareholders may not demand interest on year-end dividends payable or interim dividends payable.	Amendments in accordance with the terms as used in the Company Law and amendments of expressions.

Proposal No.3: Election of eight Directors

The term of office of the current ten (10) Directors, Messrs. Takao Kusakari, Koji Miyahara, Tadamasa Ishihda, Yasushi Yamawaki, Minoru Sato, Yasumi Kudo, Hiroshi Sugiura, Michio Tamiya, Takahiro Ota and Koichi Inoue will expire upon conclusion of this meeting and Mr. Yukio Ozawa, Director, will retire by resignation upon conclusion of this meeting.

The Company therefore recommends and proposes the following eight (8) candidates for election as Directors:

	Name (Date of Birth)	Career summary and representation of other companies (Responsibilities are as described in page 16 of the attached "Business Report for the 119th Fiscal Year")		Number of the Company's shares held
1	Takao Kusakari (March 13, 1940)	April 1964	Joined the Company	37,000 shares
		June 1994	Director, General Manager of No.1 Car Carrier Group and Project Planning/Coordination Group of Bulkshipping Divisions	
		June 1995	Director	
		June 1997	Managing Director	
		June 1999	Senior Managing Director (Representative Director thereafter)	
		August 1999	President	
		April 2002	President and Corporate Officer	
		April 2004	Chairman of the Board of Directors and Corporate Officer	
		April 2006	Chairman of the Board of Directors and Chairman Corporate Officer (to the present)	
			Representation of other companies:	
			Chairman, Nippon Cargo Airlines Co., Ltd.	
2	Koji Miyahara (December 3, 1945)	April 1970	Joined the Company	35,784 shares
		April 2000	Assistant Manager, Container Trade Management Group	
		June 2000	Director	
		April 2002	Director and Corporate Officer	
		June 2002	Managing Director and Corporate Officer	
		June 2003	Senior Managing Director and Corporate Officer (Representative Director thereafter)	
		April 2004	President and Corporate Officer	
		April 2006	President and President Corporate Officer (to the present)	
			Representation of other companies:	
			President, Badak LNG Transport, Inc.	

	Name (Date of Birth)	Career summary and representation of other companies (Responsibilities are as described in page 16 of the attached "Business Report for the 119th Fiscal Year")		Number of the Company's shares held
3	Tadamasa Ishida (February 11, 1945)	April 1968 June 2000 June 2001 April 2002 June 2002 April 2004 April 2006	Joined the Company Director and Assistant Manager of Container Trade Management Group, Chairman of NYK UK HOLDING LTD and Chairman of NYK LINE (EUROPE) LTD. Managing Director, Chairman of NYK UK HOLDING LTD. and Chairman of NYK LINE (EUROPE) LTD. Managing Director and Corporate Officer, Chairman of NYK UK HOLDING LTD. and Chairman of NYK LINE (EUROPE) LTD. Senior Managing Director and Corporate Officer (Representative Director thereafter) Executive Vice-President and Corporate Officer Representative Director and Executive Vice-President Corporate Officer (to the present)	37,253 shares
4	Yasushi Yamawaki (January 23, 1948)	April 1970 April 2000 June 2000 April 2002 June 2002 April 2005 April 2006	Joined the Company Assistant Manager, Gas Group Director Director and Corporate Officer Managing Director and Corporate Officer Senior Managing Director and Corporate Officer (Representative Director thereafter) Representative Director and Executive Vice-President Corporate Officer (to the present)	23,000 shares

	Name (Date of Birth)	Career summary and representation of other companies (Responsibilities are as described in page 16 of the attached "Business Report for the 119th Fiscal Year")		Number of the Company's shares held
5	Minoru Sato (February 22, 1950)	April 1973	Joined the Company	22,104 shares
		April 2002	Corporate Officer, President of NYK LINE (EUROPE) LTD.	
		June 2002	Corporate Officer, Chairman of NYK LINE (EUROPE) LTD. and Chairman of NYK UK HOLDING EUROPE LTD	
		January 2004	Corporate Officer, President of NYK GROUP EUROPE LTD.	
		June 2004	Managing Director and Corporate Officer, President of NYK GROUP EUROPE LTD.	
		April 2006	Representative Director and Senior Managing Corporate Officer, President of NYK GROUP EUROPE LTD. (to the present)	
			Representation of other companies: President of NYK GROUP EUROPE LTD. Chairman of NYK LINE (EUROPE) LTD. President of NYK HOLDING (EUROPE) B.V. President of NYK HOLDING (UK) LTD. Representative Director, NYK LINE (EUROPE) RORO LTD. Representative Director of INTERNATIONAL CAR OPERATORS LTD. Representative Director of INTERNATIONAL CAR OPERATORS (BENELUX) B.V.B.A.	
6	Yasumi Kudo (November 14, 1952)	April 1975	Joined the Company	17,000 shares
		April 2001	General Manager, Car Carrier Group	
		April 2002	Corporate Officer	
		June 2004	Managing Director and Corporate Officer	
		April 2006	Representative Director and Senior Managing Corporate Officer (Representative Director thereafter) (to the present)	

	Name (Date of Birth)	Career summary and representation of other companies (Responsibilities are as described in page 16 of the attached "Business Report for the 119th Fiscal Year")		Number of the Company's shares held
7	Hiroshi Sugiura (June 1, 1951)	April 1975 December 2000 April 2003 April 2004 June 2004 April 2006	Joined the Company Deputy General Manager, Corporate Planning Group Corporate Officer and General Manager, Corporate Planning Group Corporate Officer Managing Director and Corporate Officer Representative Director and Senior Managing Corporate Officer (Representative Director thereafter) (to the present)	26,156 shares
8	Shinji Kobayashi (February 16, 1947)	April 1969 June 2001 April 2003 April 2006	Joined the Company Retired the Company President of Hinode Kisen Ltd. (The company name was changed to NYK-Hinode Line Ltd. in July 2002) Corporate Officer of the Company Managing Corporate Officer (to the present) Representation of other company: President of NYK-Hinode Line Ltd.	11,356 shares

Proposal No.4: Election of an Independent Auditor

The term of office of ChuoAoyayama Pricewaterhouse Coopers, independent auditor for the Company, will expire upon conclusion of this General Meeting of Shareholders. In view of their long term of office for the Company, etc., the Company recommends and proposes Deloitte Touche Tohmatsu for election as a successor independent auditor.

The candidate for the independent auditor is as follows:

Name	Deloitte Touche Tohmatsu
Address of Main Office	MS-Shibaura Building, 13-25 Shibaura 4-chome, Minatoku-ku, Tokyo
History	May 1968 Founded. February 1990 Changed name to Deloitte Touche Tohmatsu. Participated as a major member firm in Deloitte Touche Tohmatsu which is an international organization of accounting firms.
Number of Staff (As of end of February 2006)	Partners 412 Professional Staffs 2,956 Administrative Staffs 321 Total 3,689

Guidance on the Exercise of Voting Rights

1. Exercise of Voting Rights by postal services
   Please indicate your approval or disapproval for the proposals in the enclosed ballot paper, attach your seal impression and return it to the Company by post. The ballot paper should reach the Company by 5:00 p.m. on Tuesday, June 27, 2006.

2. Exercise of Voting Rights via the Internet

(1) Please enter the URL (https://www.evoting.tr.mufg.jp) designated by the Company and then access the section of the website for the Exercise of Voting Rights within the "Procedures for the Ordinary General Meeting of Shareholders" (hereinafter referred to as "Voting Rights Site").
   Notes:
   i) The Voting Rights Sites are provided in Japanese language only.
   ii) To log-in to the website for Procedures for the Ordinary General Meeting of Shareholders, you will need the log-in ID and tentative password shown on the paper ballot (or the shareholder's registered password).

(2) To enable votes to be tallied, shareholders using the Internet voting option are requested to complete the required voting procedures by 5:00 p.m. on Tuesday, June 27, 2006.

(3) Voting rights may be exercised either by sending the ballot paper by post or entering into the Voting Rights Site of the Company. You are not allowed to exercise by both methods.
   Note: If voting rights are exercised by both, only voting rights exercised via the Internet shall be counted.

(4) If voting rights are exercised multiple times via the Internet, only the last recorded entry shall be counted.

(5) Specific voting procedures are as follows:

Screen Title	Procedures
	Please access the following internet address from a computer with Internet access. https://www.evoting.tr.mufg.jp
Company List	Select and click the Company from the list of companies using the Internet voting method.
Top Page	Click "Next Screen" after reading the "Website Terms of Use" and "Website Usage Guide."
Log In	(1) Procedure for changing your password (when you log in for the first time): Following the on-screen instructions, enter the log-in ID and tentative password shown on the bottom right on the voting form and then click "Log In". After logging in, the screen for changing your password will be displayed automatically. Please register your password here. The log-in screen will be displayed again after you have registered your password. (2) Log in: Following the on-screen instructions, log in using this password.
Company Confirmation	After confirming the company name, shareholder number, and the number of voting rights that can be exercised on the screen, click "Next Screen".
Select Approval or Disapproval Method	Following the on-screen instructions, select the method by which you will indicate your approval or disapproval of the items of proposals by clicking the corresponding button.
Method for Entering Approval or Disapproval	If you have selected the method for entering your approval or disapproval for each proposal separately, enter your approval or disapproval for each (for the proposal to elect multiple candidates, enter for each candidate) and click "Confirm". Note: If you wish to return to the screen for approving or disapproving proposals, please click "Previous Screen".
Confirm Votes	After confirming the votes displayed on the screen, click "Send." Note: If you wish to change any votes, please click "Previous Screen."
End	The above completes the procedure for exercising your voting rights. Thank you.

Note: Please enter into the screen, confirming the screen title displayed in the upper part thereof.

System Requirements:

1. A computer with Internet access
2. PC system requirements:

(1) Operating system and Internet browser

*Windows (Japanese versions of Windows 95, 98, 2000, Me, NT4.0 or XP)

Microsoft Internet Explorer 4.01SP1 (Japanese version) or greater, or
Netscape Communicator 4.5 (Japanese version) or greater.
※ Please be aware that you cannot use Netscape6 or greater.

Macintosh (Japanese versions of MacOS9.2 or greater, or Xv10.2)
Microsoft Internet Explorer 5.0 (Japanese version) or greater, or
Netscape Communicator 4.7 (Japanese version) or greater.
※ Please be aware that you cannot use Netscape6 or greater.

(2) Monitor: 800 x 600 or higher resolution monitor

Notes: 1. The website is not compatible with mobile phones, PDAs, game consoles or other such devices.

2. Internet service provider fees and communications charges, including telephone charges, may apply when using a dial-up or other Internet connection to perform the voting procedures. These charges are the sole responsibility of shareholders.

※Windows® is a registered trademark of Microsoft Corporation in the U.S., other countries or both.
※Macintosh® is a registered trademark of Apple Computer, INC in the U.S., other countries or both.
※Internet Explore is a registered trademark of Microsoft Corporation.
※Netscape Communicator a registered trademark of Netscape Communications Corporation.
※All other product names are trademarks or registered trademarks of the respective companies.

3. Exercise of Voting Rights by proxy
   If you are unable to attend the General Meeting of Shareholders, you may exercise your voting rights by appointing one proxy who shall be a Shareholder present with voting right at General Meetings; provided that a shareholder or his/her proxy shall submit to the Company a document evidencing his/her power of representation for the General Meeting of Shareholders.

4. Notice of amendments to the reference documents, statutory reports and consolidated statutory reports
   If the reference documents, statutory reports and consolidated statutory reports are amended, the amended items will be notified on the Internet website of the Company.
   (http://www.nykline.co.jp/ir/event/meeting/index.htm)

Inquiries concerning the Website for Procedures for the Ordinary General Meeting of Shareholders

(1) For inquiries concerning PC use, please contact:

Mitsubishi UFJ Trust and Banking Corporation Corporate Agency Division Phone: 0120-858-696 (toll-free within Japan) Hours: 09:00-21:00, excluding Saturdays, Sundays and public holidays

(2) For all other inquiries, please contact:

Mitsubishi UFJ Trust and Banking Corporation Corporate Agency Division Phone: 0120-707-696 (toll-free within Japan) Hours: 09:00-17:00, excluding Saturdays, Sundays and public holidays

(To the Institutional Investors)
From this term, institutional investors may use the electronic proxy voting platform (the so-called TSE platform) as an electronic method for the exercise of voting rights at the General Meeting of Shareholders of the Company.

INFORMATION

The document following this cover sheet exists solely to provide English translations of selected information in the Japanese original text of the Notice of Resolutions of Ordinary General Meeting of Shareholders for reference only.

The original Japanese text of the Notice of Resolution of Ordinary General Meeting of Shareholders should be available to foreign shareholders at their respective sub-custodians in Japan.

To Our Shareholders

June 28, 2006

Notice of Resolutions of the 119th Ordinary General Meeting of Shareholders

To the Shareholders of Nippon Yusen Kabushiki Kaisha:

You are hereby notified the resolutions of the 119th Ordinary General Meeting of Shareholders held today.

Yours faithfully

Matters reported:

1) The business report for the 119th Fiscal Year (from April 1, 2005 to March 31, 2006), the consolidated balance sheet as of March 31, 2006, and the consolidated statement of income for the 119th Fiscal Year and the results of an audit of the consolidated statutory reports by the accounting auditor and the board of corporate auditors.
2) The non-consolidated balance sheet as of March 31, 2006 and the non-consolidated statement of income for the 119th Fiscal Year (from April 1, 2005 to March 31, 2006)

The contents of the financial statements above were reported.

ISIN	JP3753000003
SEDOL	6643960
TSE	9101

Nippon Yusen Kabushiki Kaisha

K. Miyahara

Koji Miyahara
President

Proposals resolved:

Proposal No.1: Approval of the Proposal for Appropriation of Retained Earnings for the 119th Fiscal Year

The appropriation of retained earnings for the 119th Fiscal Year was approved and resolved as originally proposed. It was decided to distribute a year-end dividend of ¥9.00 per share. The Company paid an interim dividend of ¥9.00 per share, bringing the total dividend for the fiscal year to ¥18.00 per share, an amount equivalent to the total dividend paid for the preceding fiscal year (of which ¥2.00 is a commemorative dividend for the 120th anniversary of the Company). As for bonuses for Directors, the Company decided to pay ¥185,000,000 as bonuses to seventeen Directors who are in office as end of the fiscal year.

Proposal No.2: Partial amendments to the Articles of Incorporation

These partial amendments to the Articles of Incorporation were approved and resolved as originally proposed. Provisions with respect to the following were amended or added: additions and rearrangements of the objects of businesses; the system for the purchase and sale of shares of less than one new stock trading unit; disclosure of reference documents, etc. for the General Meeting of Shareholders via the Internet; the number of directors; the adoption of the resolutions of the Board of Directors by paper ballot; the effective period of the election of Substitute Corporate Auditors; the limitation of liabilities of Outside Corporate Auditors. In addition, provisions were added with respect to the establishment of Board of Directors, Corporate Auditors, Board of Corporate Auditors, and independent auditors in accordance with the enforcement of the Company Law; a provision to the effect that the Company is a share certificate issuing company was added; and necessary rearrangement of provisions and amendments to the terms and quoted articles of the governing law, etc. were made accordingly.

Proposal No.3: Election of eight Directors

Messrs. Takao Kusakari, Koji Miyahara, Tadamasa Ishida, Yasushi Yamawaki, Minoru Sato, Yasumi Kudo and Hiroshi Sugiura were reelected and Mr. Shinji Kobayashi was newly elected as Directors, and all of them assumed their offices.

Proposal No.4: Election of an Independent Auditor

Deloitte Touche Tohmatsu was elected as independent auditor for the Company and assumed its office.

First Quarter Financial Results
For the Three Months Ended June 30, 2006 – Consolidated

August 4, 2006

Nippon Yusen Kabushiki Kaisha (NYK Line)

Security Code: 9101
Listings: The First Section of Tokyo, Osaka and Nagoya Stock Exchanges
URL: http://www.nykline.co.jp/
Head Office: Tokyo Japan
Representative: Koji Miyahara, President
Contact: Yuji Isoda, General Manger, IR Group Tel: +81-3-3284-5986
Keizo Nagai, General Manager, Corporate Communication Group Tel: +81-3-3284-5058

1. Notes Related to the Preparation of This Report

1) Use of simplified accounting method: Yes
(Used in recording income tax and other taxes.
Used in part to record other items that have minimal impact on earnings.)
2) Changes in accounting policies from the last accounting period: None
3) Changes in the scope of consolidation or application of the equity method from the last fiscal period:
Number of consolidated subsidiaries: Newly included: 23; Newly excluded: 6
Number of affiliated companies accounted for by the equity method: Newly included: 2; Newly excluded: 0

2. Consolidated Financial Results for the Three Months Ended June 30, 2006

(April 1, 2006 to June 30, 2006)

(1) Operating Results

(Amounts rounded down to the nearest million yen)

	Revenues		Operating income		Income before extraordinary items	
	million yen	%	million yen	%	million yen	%
Three months ended June 30, 2006	524,752	21.9	22,524	-38.4	22,307	-38.7
Three months ended June 30, 2005	430,638	15.7	36,546	12.0	36,390	13.5
Year ended March 31, 2006	1,929,302		140,481		140,451	

	Net income		Net income per share	Net income per share – fully diluted
	million yen	%	yen	yen
Three months ended June 30, 2006	12,352	-43.3	10.09	-
Three months ended June 30, 2005	21,792	27.3	17.85	-
Year ended March 31, 2006	92,058		75.04	-

Notes: 1. The percentage figures shown in revenues, operating income, income before extraordinary items and net income represent year-on-year changes.
2. Net income per share – fully diluted data are not shown in the above table, as there are no residual securities outstanding.

(2) Financial Position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	million yen	million yen	%	yen
Three months ended June 30, 2006	1,914,367	612,812	30.0	468.06
Three months ended June 30, 2005	1,549,511	431,142	27.8	353.16
Year ended March 31, 2006	1,877,440	575,366	30.6	471.05

3. Forecasts of Consolidated Earnings for the Year Ending March 31, 2007

(April 1, 2006 to March 31, 2007)

	Revenues	Operating income	Income before extraordinary items	Net income	Net income per share for the full year
	million yen	million yen	million yen	million yen	yen
Interim	1,033,000	44,000	45,500	28,000	-
Full year	2,085,000	102,000	100,000	59,000	48.02

(Reference)

Forecasts of Non-Consolidated Earnings for the Year Ending March 31, 2007

(April 1, 2006 to March 31, 2007)

	Revenues	Operating income	Income before extraordinary items	Net income	Net income per share for the full year
	million yen	million yen	million yen	million yen	yen
Interim	509,000	17,500	24,000	18,500	-
Full year	1,000,000	42,000	47,500	30,500	24.82

Prerequisites for forecasts: Foreign exchange rate (for the second quarter through the fourth quarter): ¥110/US$
Bunker oil price (for the second quarter): US$370/MT
(for the third and fourth quarters) US$365/MT

* The above forecasts incorporate certain assumptions the company regarded as rational expectations at the time this report was announced. Actual results could differ materially from those projected figures.

Operating Results

In the three months ended June 30, 2006, NYK Line posted consolidated revenues of ¥524.7 billion, operating income of ¥22.5 billion, income before extraordinary items of ¥22.3 billion, and net income of ¥12.3 billion. These figures compare with revenues of ¥430.6 billion, operating income of ¥36.5 billion, income before extraordinary items of ¥36.3 billion, and net income of ¥21.7 billion in the corresponding period (from April 1 to June 30, 2005) of the previous year.

Overview

Consolidated revenues climbed 21.9% from the corresponding period of the previous year. This reflected revenue growth in the liner trade and other shipping segments, due to expanded fleet size and increased loaded cargo, and reflected sales increases in other segments, including logistics, terminal and harbor transport, cruises, and Nippon Cargo Airlines Co., Ltd., which was converted to a consolidated subsidiary during the previous year. Meanwhile, operating income decreased ¥14.0 billion as costs and expenses increased 28.9%, a reflection of the surge in bunker oil prices that continued from the previous year. As a result, the ratio of operating income to revenues came to 4.3%, a decline of 4.2 percentage points from 8.5% a year earlier. While interest and dividend income and equity in income of non-consolidated subsidiaries and affiliates increased, interest expenses and other non-operating expenses also increased; therefore, income before extraordinary items declined by ¥14.0 billion. Though extraordinary balance improved, mainly due to a net profit from the sale of subsidiary stock, net income decreased by ¥9.4 billion.

The impact of the fluctuations in foreign exchange rates and bunker oil prices on income before extraordinary items is summarized in the following table:

	Three months ended June 30, 2006	Three months ended June 30, 2005	Change	Impact
Average exchange rate	¥114.71/US$1.00	¥107.28/US$1.00	Yen down ¥7.43	¥2.6 billion
Average bunker oil price	US$336.85 / metric ton	US$244.53 / metric ton	Price up US$92.32	-¥6.9 billion

Notes:

1. A ¥1 change against the dollar has an annualized impact of around ¥1.4 billion on income before extraordinary items.
2. A US$1 change per metric ton in the price of bunker oil has an effect of changing annual income before extraordinary items by approximately ¥300 million.

Exchange Rate Changes


135
130
125
120
115
110
105
100
95
90
02/04
02/10
03/04
03/10
04/04
04/10
05/04
05/10
06/04

Period: April 2002 – July 2006

Changes in Bunker Fuel Prices


360
340
320
300
280
260
240
220
200
180
160
140
120
100
02/04
02/10
03/04
03/10
04/04
04/10
05/04
05/10
06/04

Period: April 2002 – June 2006

<Liner Trade>

The freight market continued solid from the previous fiscal year, in spite of a transient cargo lack after the Chinese holidays in May. Meanwhile, efforts for freight-rate recovery didn't reach targeted levels, except in some routes, and vessel-operating costs rose, reflecting surging bunker oil prices. As a result, earnings on liner trade vastly underperformed in comparison with the corresponding period of the previous year.

Dry Bulk Freight Rates Changes in B.D.I..(B.F.I.)


Baltic Freight Index 1985.1.4.= 1000
6500
5500
4500
3500
2500
1500
500
2001
2002
2003
2004
2005
2006

Period: January 2001-July 2006

Tanker Freight Rates
Maximum Rates for VLCCs from Middle East to Japan


370
320
270
220
170
120
70
20
2001
2002
2003
2004
2005
2006

Period: January 2001-July 2006

<Other Shipping>

The "other shipping" segment includes bulker and specialized-carrier operations, as well as tanker operations. Bulker operations are mainly for the transport of bulk items such as iron ore and coal, while specialized-carrier operations are mainly for the transport of automobiles. Tanker operations mainly handle crude oil, LNG, petroleum, and chemical products.

Bulker and Specialized Carriers

Car-carrier transport volumes benefited from continued buoyancy in global freight markets, especially in routes to North America, the Middle East, and Europe, and outperformed the corresponding period of the previous year. Spot-freight market conditions for bulk carriers stayed lower than a year earlier, regardless of stable income from long-term contracts, and the total performance of bulkers fell below the corresponding period of the previous year. In terms of vessel size, the Capesize-bulker market rebounded in July, after staying at a lower level than expected throughout the term. The Handysize market has been exceeding our forecasts.

Tanker Business

Operations of crude oil tankers, LPG carriers, and LNG carriers under long-term contracts trended favorably. Though we have an effect from weakened markets in the petroleum-products carrier business, both revenues and earnings of the whole tanker business exceeded results in the same term one year earlier, owing to favorable markets and greater operational efficiency.

<Logistics>

NYK Logistics steadily improved business performance and exceeded results of a year earlier, thanks to efforts at cost cutting and efficient operations supported by solid demand in North America, China, Oceania, and Japan. In the air-cargo business, Yusen Air & Sea Service Co., Ltd., exceeded the results of the same term one year earlier on the back of continued vigorous demand for air transport.

<Terminal and Harbor Transport Services>

Helped by improved cargo-handling fees and by favorable performance at affiliated companies, the segment exceeded results from a year earlier. Tugboat services, transferred from other segments in this fiscal period, also achieved fine operations.

<Cruises>

As summer's top season approached, the results of our US operations were solid; in particular, both world and European cruises outperformed our expectation. In Japan, *Asuka II* safely completed its world cruise. The segment's results improved dramatically compared with the same term one year earlier.

<Real Estate Business and Other Businesses>

In the real estate business, which centered on office-rental service, performance was firm. In "other businesses," the wholesaling of petroleum products rose dramatically, and the manufacturing and processing business achieved a level of revenue and income comparable to the same term a year earlier. Restaurant operations and travel services saw decreases in both revenue and income. Nippon Cargo Airlines Co., Ltd. (NCA), recorded a non-operational loss, affected by surging fuel-oil prices despite aggressive sales activities.

Financial Position

Assets, Liabilities, and Net Assets

Total assets were ¥1,914.3 billion, an increase of ¥15.6 billion from the end of the previous fiscal year. This change primarily reflects an increase of ¥15.6 billion in notes and accounts receivable-trade, and an increase of ¥22.1 billion in construction in progress, which increase was caused by related investments for the enhancement of fleet.

Total liabilities grew ¥35.4 billion to ¥1,301.5 billion. This growth comes primarily from an increase in interest-bearing debts by ¥59.0 billion in the form of an issuance of commercial papers and bonds offsetting a decrease in long-term debt.

The sum of owners' equity and valuation and translation adjustments was ¥575.1 billion. Including ¥37.6 billion in minority interests, total net assets were ¥612.8 billion. As a result, the debt-equity ratio was 1.4, an increase by 0.1 point from the end of the previous fiscal year.

<u>Amendments to Forecasts of Results</u>

We have now entered the second quarter and have continued with positive operating activities and cost reductions as much as possible. However, because bunker oil prices continue to soar, and because freight-rate levels in the container-shipping market are lower than expected when we made our original forecast, and because of other circumstances, we have adjusted performance expectations for this term as follows.

(Billions of yen)

Forecast of Results for Fiscal Year Ending March 31, 2007			Revised Forecast	Previous Forecast (May 12)	Change	Percent Change
Interim	Revenues	Consolidated	1,033.0	1,000.0	33.0	3.8%
		Non-consolidated	509.0	493.0	16.0	3.2%
	Operating income	Consolidated	44.0	61.0	-17.0	(27.9%)
		Non-consolidated	17.5	30.0	-12.5	(41.7%)

	Income before extraordinary items					
		Consolidated	45.5	63.0	-17.5	(27.8%)
		Non-consolidated	24.0	31.0	-7.0	(22.6%)
	Net income	Consolidated	28.0	41.0	-13.0	(31.7%)
		Non-consolidated	18.5	20.0	-1.5	(7.5%)
Full year	Revenues	Consolidated	2,085.0	2,020.0	65.0	3.2%
		Non-consolidated	1,000.0	993.0	7.0	0.7%
	Operating income	Consolidated	102.0	135.0	-33.0	(24.4%)
		Non-consolidated	42.0	71.0	-29.0	(40.8%)
	Income before extraordinary items					
		Consolidated	100.0	135.0	-35.0	(25.9%)
		Non-consolidated	47.5	71.0	-23.5	(33.1%)
	Net income	Consolidated	59.0	89.0	-30.0	(33.7%)
		Non-consolidated	30.5	46.0	-15.5	(33.7%)

Prerequisites for forecasts: Foreign exchange rate (for the second quarter through the fourth quarter): ¥110/US$
Bunker oil price (for the second quarter): US$370/MT
(for the third and fourth quarters) US$365/MT

3. Operational and Other Risks

This document contains forward-looking statements that may materially differ from any future results subject to certain risks and uncertainties, including but not limited to the economic conditions prevailing in the market, volatility in the shipping market, large swings in the exchange rates and interest rates and bunker oil prices, marine accidents involving the fleet we operate, and social unrest such as war, terrorism, and outbreaks of epidemics.

Consolidated Financial Statements

Summary of Consolidated Balance Sheets

(In million yen)

	As of June 30, 2006 (A)		As of March 31, 2006 (B)		(A) - (B)	As of June 30, 2005	
	Amount	%	Amount	%	Amount	Amount	%
Assets							
I. Current assets							
1. Cash and time deposits	86,470		80,604		5,865	68,174	
2. Notes and accounts receivable-trade	219,102		203,501		15,600	182,601	
3. Marketable securities	2,223		1,722		500	2,132	
4. Inventories	36,440		34,879		1,560	27,128	
5. Deferred/prepaid expenses	46,945		56,460		-9,515	48,322	
6. Deferred tax assets	5,218		6,660		-1,441	2,747	
7. Other	109,400		81,385		28,014	88,329	
Allowance for doubtful accounts	-5,093		- 4,678		-415	-1,540	
Total current assets	500,707	26.2	460,536	24.5	40,170	417,896	27.0
II. Non-current assets							
(1)Tangible non-current assets							
1. Vessels	448,777		456,982		-8,204	463,690	
2. Buildings and structures	74,367		74,935		-568	70,809	
3. Aircraft	26,276		26,929		-653	-	
4. Machinery, equipment and vehicles	26,218		25,710		508	19,670	
5. Equipment and fixtures	7,200		7,454		-254	7,369	
6. Land	61,021		61,026		-4	60,203	
7. Construction in progress	219,816		197,639		22,176	117,340	
8. Other	5,375		5,386		-10	8,289	
Total tangible non-current assets	869,054	45.4	856,065	45.6	12,988	747,373	48.2
(2)Intangible non-current assets							
1. Leasehold	2,034		2,363		-328	2,033	
2. Software	27,761		26,570		1,191	18,631	
3. Consolidation goodwill	17,710		17,847		-136	8,170	
4. Other	5,962		6,138		-176	5,783	
Total intangible non-current assets	53,469	2.8	52,919	2.8	549	34,619	2.2
(3)Investments and other assets							
1. Investment securities	399,503		410,675		-11,172	275,988	
2. Long-term loans	7,928		6,210		1,717	7,311	
3. Deferred tax assets	7,846		7,840		5	8,351	
4. Other	77,434		84,922		-7,487	59,623	
Allowance for doubtful accounts	-1,771		- 1,790		18	-1,759	
Total investments and other assets	490,941	25.6	507,858	27.1	-16,917	349,515	22.6
Total non-current assets	1,413,464	73.8	1,416,843	75.5	-3,379	1,131,508	73.0
III. Deferred assets	196	0.0	60	0.0	135	106	0.0
Total assets	1,914,367	100.0	1,877,440	100.0	36,927	1,549,511	100.0

(In million yen)

	As of June 30, 2006 (A)		As of March 31, 2006 (B)		(A) - (B)	As of June 30, 2005	
	Amount	%	Amount	%	Amount	Amount	%
Liabilities							
I. Current liabilities							
1. Notes and accounts payable-trade	189,002		177,073		11,929	147,633	
2. Current portion of long-term corporate bonds	4,800		4,800		-	1,000	
3. Short-term bank loans	261,908		222,294		39,613	216,775	
4. Commercial paper	50,000		32,700		17,300	19,000	
5. Income tax payable	14,208		30,747		-16,539	15,373	
6. Deferred tax liabilities	1,854		382		1,471	1,129	
7. Advances received	50,992		61,816		-10,823	51,201	
8. Employees' bonuses accrued	9,416		10,094		-678	8,302	
9. Directors' bonuses accrued	77		-		77	-	
10. Allowance for exhibition at 2005 World Exposition, Aichi, Japan	-		-		-	35	
11. Other	94,821		72,245		22,576	72,981	
Total current liabilities	677,081	35.4	612,154	32.6	64,926	533,433	34.4
II. Long-term liabilities							
1. Bonds	132,000		102,000		30,000	106,800	
2. Long-term debt	376,364		404,230		-27,865	360,360	
3. Deferred tax liabilities	68,890		73,453		-4,562	28,246	
4. Reserve for employees' retirement benefits	17,482		19,445		-1,963	19,165	
5. Reserve for directors' retirement benefits	1,959		2,086		-126	1,796	
6. Reserve for periodic dry docking of vessels	2,301		2,116		185	2,482	
7. Other	25,474		50,610		-25,135	36,709	
Total long-term liabilities	624,474	32.6	653,942	34.9	-29,468	555,561	35.9
Total liabilities	1,301,555	68.0	1,266,096	67.5	35,458	1,088,994	70.3
Minority interests	-	-	35,977	1.9	-	29,374	1.9
Shareholders' equity							
I. Common stock	-	-	88,531	4.7	-	88,531	5.7
II. Additional paid-in capital	-	-	94,427	5.0	-	94,421	6.1
III. Retained earnings	-	-	266,567	14.2	-	207,022	13.3
IV. Net unrealized holding gain on available-for-sale securities	-	-	127,756	6.8	-	52,302	3.4
V. Foreign currency translation adjustments	-	-	1,854	0.1	-	-7,623	-0.5
VI. Treasury stock	-	-	- 3,770	- 0.2	-	-3,511	-0.2
Total shareholders' equity	-	-	575,366	30.6	-	431,142	27.8
Total liabilities, minority interests and shareholders' equity	-	-	1,877,440	100.0	-	1,549,511	100.0

(In million yen)

	As of June 30, 2006 (A)		As of March 31, 2006 (B)		(A) - (B)	As of June 30, 2005	
	Amount	%	Amount	%	Amount	Amount	%
Net assets							
I. Shareholders' capital							
1. Common stock	88,531	4.6	-	-	-	-	-
2. Additional paid-in capital	97,170	5.1	-	-	-	-	-
3. Retained earnings	268,262	14.0	-	-	-	-	-
4. Treasury stock	-549	-0.0	-	-	-	-	-
Total shareholders' capital	453,414	23.7	-	-	-	-	-
II. Valuation and translation adjustments							
1. Net unrealized holding gain on available-for-sale securities	110,412	5.7	-	-	-	-	-
2. Net deferred gains on hedge contracts	11,949	0.6	-	-	-	-	-
3. Foreign currency translation adjustments	-630	-0.0	-	-	-	-	-
Total valuation and translation adjustments	121,730	6.3	-	-	-	-	-
III. Minority interests	37,667	2.0	-	-	-	-	-
Total net assets	612,812	32.0	-	-	-	-	-
Total liabilities and net assets	1,914,367	100.0	-	-	-	-	-

Summary of Consolidated Statements of Income

(In million yen)

	Three months ended June 30, 2006 (A)		Three months ended June 30, 2005 (B)		(A)-(B)	Year ended March 31, 2006	
	Amount	%	Amount	%	Amount	Amount	%
I. Revenues	524,752	100.0	430,638	100.0	94,114	1,929,302	100.0
II. Cost and expenses	450,246	85.8	349,170	81.1	101,075	1,594,598	82.7
Gross profit	74,506	14.2	81,467	18.9	-6,961	334,703	17.3
III. Selling, general and administrative expenses	51,981	9.9	44,920	10.4	7,060	194,222	10.0
Operating income	22,524	4.3	36,546	8.5	-14,022	140,481	7.3
IV. Non-operating income							
1. Interest and dividend income	3,987		2,574		1,413	8,990	
2. Equity in income of non-consolidated subsidiaries and affiliates	614		-		614	1,868	
3. Other non-operating income	1,000		1,912		-912	7,529	
Total non-operating income	5,602	1.1	4,487	1.1	1,115	18,388	1.0
V. Non-operating expenses							
1. Interest expenses	4,574		4,126		447	15,647	
2. Equity in loss of non-consolidated subsidiaries and affiliates	-		10		-10	-	
3. Other non-operating expenses	1,244		505		739	2,770	
Total non-operating expenses	5,819	1.1	4,642	1.1	1,176	18,418	1.0
Income before extraordinary items	22,307	4.3	36,390	8.5	-14,083	140,451	7.3
VI. Extraordinary gains							
1. Gain on sale of non-current assets	374		272		101	6,155	
2. Other extraordinary gains	2,275		413		1,862	8,331	
Total extraordinary gains	2,649	0.5	685	0.1	1,964	14,487	0.8
VII. Extraordinary losses							
1. Loss on disposal of non-current assets	38		47		-9	2,247	
2. Other extraordinary losses	953		594		358	7,131	
Total extraordinary losses	991	0.2	642	0.1	349	9,378	0.5
Income before income taxes and minority interests	23,965	4.6	36,434	8.5	-12,468	145,560	7.6
Income taxes	11,361	2.2	13,795	3.2	-2,434	50,577	2.6
Minority interests	251	0.0	846	0.2	-594	2,924	0.2
Net income	12,352	2.4	21,792	5.1	-9,439	92,058	4.8

Summary of Statement of Changes in Shareholders' Capital – Consolidated

Three months ended June 30, 2006 (April 1, 2006 – June 30, 2006)

(In million yen)

	Shareholders' capital					Valuation and translation adjustments					
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' capital	Net unrealized holding gain on available-for-sale securities	Net deferred gains on hedge contracts	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance as of March 31, 2006	88,531	94,427	266,567	-3,770	445,755	127,756	-	1,854	129,610	35,977	611,343
Change during the period											
Distribution of retained earnings			-10,984		-10,984						-10,984
Directors' bonuses			-461		-461						-461
Net income			12,352		12,352						12,352
Purchase of treasury stock				-35	-35						-35
Disposal of treasury stock		2,743		3,256	5,999						5,999
Increase in retained earnings due to an increase in the numbers of consolidated subsidiaries			486		486						486
Increase in retained earnings due to changes in the fiscal periods of consolidated subsidiaries			87		87						87
Decrease in retained earnings due to an increase in the numbers of consolidated subsidiaries			-7		-7						-7
Decrease in retained earnings due to an increase in the numbers of affiliates accounted for by the equity method			-70		-70						-70
Other			291		291						291
Net change in items other than shareholders' capital during the period						-17,343	11,949	-2,485	-7,879	1,689	-6,189
Total change during the period	-	2,743	1,694	3,221	7,658	-17,343	11,949	-2,485	-7,879	1,689	1,468
Balance as of June 30, 2006	88,531	97,170	268,262	-549	453,414	110,412	11,949	-630	121,730	37,667	612,812

Segment Information by Business

Three months ended June 30, 2006 (April 1, 2006 – June 30, 2006)

(In million yen)

	Liner Trade	Other Shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
(1) Revenues from customer	144,821	187,020	110,073	22,748	11,178	2,310	46,598	524,752	-	524,752
(2) Inter-segment revenues	1,339	1,631	663	7,228	-	516	21,157	32,537	-32,537	-
Total	146,160	188,652	110,736	29,977	11,178	2,827	67,756	557,289	-32,537	524,752
Operating costs and expenses	149,676	164,981	107,666	28,198	9,838	2,044	72,377	534,782	-32,554	502,228
Operating income/loss	-3,515	23,671	3,070	1,779	1,339	783	-4,620	22,507	17	22,524
Income/loss before extraordinary items	-3,871	23,515	3,315	1,055	1,189	1,011	-3,911	22,304	2	22,307

Three months ended June 30, 2005 (April 1, 2005 – June 30, 2005)

(In million yen)

	Liner Trade	Other Shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
(1) Revenues from customer	121,525	158,417	94,326	20,287	9,820	2,304	23,957	430,638	-	430,638
(2) Inter-segment revenues	832	1,196	421	6,582	-	676	13,214	22,924	-22,924	-
Total	122,358	159,614	94,747	26,869	9,820	2,980	37,171	453,562	-22,924	430,638
Operating costs and expenses	115,843	132,878	92,714	25,557	9,929	2,247	37,839	417,010	-22,918	394,091
Operating income/loss	6,514	26,735	2,033	1,312	-108	733	-668	36,552	-5	36,546
Income/loss before extraordinary items	6,426	26,729	2,044	433	-273	629	407	36,396	-5	36,390

Year ended March 31, 2006 (April 1, 2005 – March 31, 2006)

(In million yen)

	Liner Trade	Other Shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
(1) Revenues from customer	534,636	672,779	424,645	83,109	40,750	9,451	163,929	1,929,302	-	1,929,302
(2) Inter-segment revenues	4,542	4,957	1,785	28,365	-	3,071	70,339	113,062	- 113,062	-
Total	539,178	677,736	426,431	111,475	40,750	12,523	234,269	2,042,364	- 113,062	1,929,302
Operating costs and expenses	523,153	571,399	413,680	104,174	40,229	9,673	239,628	1,901,939	- 113,118	1,788,821
Operating income/loss	16,025	106,337	12,750	7,300	520	2,849	- 5,359	140,425	55	140,481
Income/loss before extraordinary items	17,535	108,229	12,992	2,188	- 207	3,410	- 3,699	140,449	2	140,451

Notes:

1. Change of classification of business segment:
   Business segments are categorized primarily based on the type and nature of service and organizational setup. From this accounting period, "tugboat operation," which has been hitherto included in "Other" segment, is categorized into "Terminal and Harbor Transport" segment in order to improve consistency with the categories used for business management. The effect on the segment information arising from this change is minimal.
2. Classification of business segment:
   Business segments are categorized primarily based on the type and nature of service and organizational setup as well as by referencing Japan Standard Industrial Classification.

3. Major operation and services in each segment:

Liner Trade	Ocean cargo shipping, ship owning and chartering, shipping agency (dedicated to the servicing of Group company needs)
Other Shipping	Ocean/coastal cargo shipping, ship owning and chartering, overseas shipping agency (dedicated to the servicing of Group company needs)
Logistics	Warehouse operation, cargo transport/handling business
Terminal and Harbor Transport	Container terminals business, harbor transport services, tugboat operation
Cruise	Ownership and operation of passenger boats
Real Estate	Rental, management and sale of real estate properties
Other	Domestic shipping agency (providing services to clients inside and outside the Group), wholesaling of ship machinery and furniture, other services related to transport, information-processing business, wholesaling of oil products, travel agency, and air freight services.

4. Common operating expenses are allocated to individual segments.

Non-Consolidated Financial Statements

Summary of Non-Consolidated Balance Sheets

(In million yen)

	As of June 30, 2006 (A)		As of March 31, 2006 (B)		(A) - (B)	As of June 30, 2005	
	Amount	%	Amount	%	Amount	Amount	%
Assets							
I. Current assets							
1. Cash and time deposits	11,780		11,808		-28	8,108	
2. Account receivable-trade	78,500		66,071		12,429	60,705	
3. Short-term loans	86,404		93,446		-7,042	90,833	
4. Advances paid	-		1,072		-1,072	1,184	
5. Inventories	21,295		21,270		25	14,681	
6. Deferred/prepaid expenses	39,283		48,089		-8,806	39,269	
7. Receivable from agencies	12,975		5,610		7,365	8,706	
8. Deferred tax assets	8,226		7,738		488	4,496	
9. Other	24,381		14,703		9,677	15,750	
Allowance for doubtful accounts	-21,437		-21,572		135	-15,428	
Total current assets	261,411	23.5	248,239	22.5	13,172	228,307	24.1
II. Non-current assets							
1.Tangible non-current assets							
(1)Vessels	90,962		94,472		-3,509	105,692	
(2)Buildings	22,226		22,493		-266	22,907	
(3)Structures	875		892		-16	1,006	
(4)Machinery and equipment	593		625		-31	773	
(5)Vehicles	84		90		-6	123	
(6)Equipment and fixtures	1,486		1,577		-91	1,401	
(7)Land	31,062		31,059		2	32,511	
(8)Construction in progress	80		22		58	4,124	
Total tangible non-current assets	147,372	13.3	151,235	13.7	-3,862	168,540	17.8
2.Intangible non-current assets							
(1) Leasehold	511		511		-	513	
(2) Software	24,270		22,832		1,438	15,693	
(3) Other	136		142		-6	642	
Total intangible non-current assets	24,918	2.2	23,486	2.1	1,432	16,850	1.8
3.Investments and other assets							
(1)Investment securities	311,605		328,825		-17,219	212,708	
(2)Shares of affiliates and investment in affiliates	200,682		180,548		20,133	169,779	
(3)Long-term loans	146,955		149,570		-2,614	134,004	
(4)Other	27,683		29,088		-1,405	25,973	
Allowance for doubtful accounts	-8,642		-9,062		419	-9,511	
Total investments and other assets	678,283	61.0	678,970	61.7	-686	532,954	56.3
Total non-current assets	850,574	76.5	853,691	77.5	-3,117	718,345	75.9
III. Deferred assets							
1. Bond issuance expenses	191		60		130	105	
Total deferred assets	191	0.0	60	0.0	130	105	0.0
Total assets	1,112,177	100.0	1,101,991	100.0	10,186	946,758	100.0

(In million yen)

	As of June 30, 2006 (A)		As of March 31, 2006 (B)		(A) - (B)	As of June 30, 2005	
	Amount	%	Amount	%	Amount	Amount	%
Liabilities							
I. Current liabilities							
1. Accounts payable-trade	74,275		70,670		3,605	58,334	
2. Current portion of long-term corporate bonds	4,800		4,800		-	1,000	
3. Short-term bank loans	42,846		44,563		-1,717	76,367	
4. Commercial paper	50,000		32,700		17,300	19,000	
5. Accounts payable - other	19,523		3,950		15,572	3,385	
6. Income tax payable	5,654		15,914		-10,260	6,999	
7. Advances received	24,613		35,052		-10,438	25,227	
8. Deposits payable	38,581		41,123		-2,542	38,823	
9. Payable to agencies	8,809		3,629		5,179	2,784	
10. Employees' bonuses accrued	2,791		3,090		-299	2,428	
11. Directors' bonuses accrued	40		-		40	-	
12. Allowance for exhibition at 2005 World Exposition, Aichi, Japan	-		-		-	35	
13. Other	7,314		11,224		-3,909	9,625	
Total current liabilities	279,250	25.1	266,719	24.2	12,530	244,010	25.8
II. Long-term liabilities							
1. Bonds	132,000		102,000		30,000	106,800	
2. Long-term debt	183,632		193,650		-10,017	197,958	
3. Deferred tax liabilities	49,043		58,730		-9,687	15,024	
4. Reserve for employees' retirement benefits	194		847		-652	1,127	
5. Reserve for periodic dry docking of vessels	1,519		1,398		121	1,871	
6. Other	14,267		15,753		-1,486	18,254	
Total long-term liabilities	380,656	34.2	372,380	33.8	8,276	341,036	36.0
Total liabilities	659,906	59.3	639,099	58.0	20,807	585,047	61.8
Shareholders' equity							
I. Common stock	-	-	88,531	8.0	-	88,531	9.4
II. Additional paid-in capital							
1. Capital reserve	-	-	93,198	8.4	-	93,198	9.8
III. Retained earnings	-	-	164,117	14.9	-	134,430	14.2
1. Legal reserve	-		13,146		-	13,146	
2. Voluntary reserves							
(1) Reserve for dividends payable	-		50		-	50	
(2) Special depreciation reserve	-		3,420		-	3,420	
(3) Reserve for possible loss on investment	-		2		-	2	
(4) Reserve for advanced depreciation	-		3,102		-	3,102	
(5) General reserve	-		73,324		-	73,324	
3. Unappropriated retained earnings	-		71,070		-	41,384	
IV. Net unrealized holding gain on available-for-sale securities	-	-	120,807	11.0	-	49,047	5.2
V. Treasury stock	-	-	- 3,762	- 0.3	-	-3,496	-0.4
Total shareholders' equity	-	-	462,891	42.0	-	361,710	38.2
Total liabilities and shareholders' equity	-	-	1,101,991	100.0	-	946,758	100.0

(In million yen)

	As of June 30, 2006 (A)		As of March 31, 2006 (B)		(A) - (B)	As of June 30, 2005	
	Amount	%	Amount	%	Amount	Amount	%
Net assets							
I. Shareholders' capital							
1. Common stock	88,531	8.0	-	-	-	-	-
2. Additional paid-in capital							
(1) Capital reserve	93,198		-		-	-	
(2) Other additional paid-in capital	2,743		-		-	-	
Total additional paid-in capital	95,941	8.5	-	-	-	-	-
3. Retained earnings							
(1) Legal reserve	13,146		-		-	-	
(2) Other retained earnings							
Reserve for dividends payable	50		-		-	-	
Special depreciation reserve	1,839		-		-	-	
Reserve for possible loss on investment	1		-		-	-	
Reserve for advanced depreciation	2,957		-		-	-	
General reserve	98,324		-		-	-	
Retained earnings carried forward	48,172		-		-	-	
Total retained earnings	164,491	14.8	-	-	-	-	-
4. Treasury stock	-541	-0.0	-	-	-	-	-
Total shareholders' capital	348,422	31.3	-	-	-	-	-
II. Valuation and translation adjustments							
1. Net unrealized holding gain on available-for-sale securities	104,374		-		-	-	
2. Net deferred gains on hedge contracts	-526		-		-	-	
Total valuation and translation adjustments	103,847	9.4	-	-	-	-	-
Total net assets	452,270	40.7	-	-	-	-	-
Total liabilities and net assets	1,112,177	100.0	-	-	-	-	-

Summary of Non-consolidated Statements of Income

(In million yen)

	Three months ended June 30, 2006 (A)		Three months ended June 30, 2005 (B)		(A) - (B)	Year ended March 31, 2006	
	Amount	%	Amount	%	Amount	Amount	%
I. Revenues from shipping business	268,380		214,658		53,722	954,660	
II. Cost of shipping business	247,045		185,315		61,730	840,247	
Profit from shipping business	21,334	7.9	29,342	13.5	-8,007	114,412	11.9
III. Revenues from other businesses	2,050		2,100		-49	8,197	
IV. Cost of other businesses	1,536		1,646		-110	6,160	
Profit from other business	514	0.2	453	0.2	60	2,036	0.2
Gross operating income	21,849	8.1	29,796	13.7	-7,947	116,449	12.1
V. General and administrative expenses	11,578		12,144		-566	43,510	
Operating income	10,270	3.8	17,651	8.1	-7,380	72,938	7.6
VI. Non-operating income							
1. Interest and dividend income	7,435		3,706		3,728	13,597	
2. Other non-operating income	809		1,208		-398	4,232	
Total non-operating income	8,245	3.0	4,915	2.3	3,330	17,830	1.8
VII. Non-operating expenses							
1. Interest expenses	1,775		2,046		-271	7,392	
2. Other non-operating expenses	748		330		417	1,357	
Total non-operating expenses	2,523	0.9	2,377	1.1	146	8,750	0.9
Income before extraordinary items	15,992	5.9	20,189	9.3	-4,196	82,018	8.5
VIII. Extraordinary gains							
1. Gain on sale of non-current assets	3		7		-3	3,613	
2. Other extraordinary gains	3,996		2,297		1,698	9,269	
Total extraordinary gains	4,000	1.5	2,304	1.1	1,695	12,882	1.3
IX. Extraordinary losses							
1. Loss on disposal of non-current assets	14		4		10	274	
2. Other extraordinary losses	1,810		2,299		-489	10,496	
Total extraordinary losses	1,825	0.7	2,303	1.1	-478	10,770	1.1
Income before income taxes	18,167	6.7	20,190	9.3	-2,022	84,131	8.7
Income taxes	6,623	2.4	7,404	3.4	-780	30,672	3.1
Net income	11,543	4.3	12,785	5.9	-1,241	53,458	5.6
Retained earnings brought forward	-	-	28,599	13.2	-	28,599	3.0
Interim dividend paid	-	-	-	-	-	10,986	1.2
Unappropriated retained earnings	-	-	41,384	19.1	-	71,070	7.4

Summary of Statement of Changes in Shareholders' Capital – Non-consolidated

Three months ended June 30, 2006 (April 1, 2006 – June 30, 2006)

(In million yen)

	Shareholders' capital												Valuation and translation adjustments			Total net assets
	Common stock	Additional paid-in capital		Retained earnings							Treasury stock	Total share-holders' capital	Net unrealized holding gain on available-for-sale securities	Net deferred gains on hedge contracts	Total valuation and translation adjustments	
		Capital reserve	Other additional paid-in capital	Legal reserve	Other retained earnings											
					Reserve for dividends payable	Special depreciation reserve	Reserve for possible loss on investment	Reserve for advanced depreciation	General reserve	Retained earnings carried forward						
Balance as of March 31, 2006	88,531	93,198	-	13,146	50	3,420	2	3,102	73,324	71,070	-3,762	342,083	120,807	-	120,807	462,891
Change during the period																
Distribution of retained earnings										-10,984		-10,984				-10,984
Directors' bonuses										-185		-185				-185
Reversal of special depreciation reserve						-1,581				1,581		-				-
Reversal of reserve for possible loss on investment							-0			0		-				-
Reversal of reserve for advanced depreciation								-155		155		-				-
Provision for reserve for advanced depreciation								9		-9		-				-
Provision for general reserve									25,000	-25,000		-				-
Net income										11,543		11,543				11,543
Purchase of treasury stock											-35	-35				-35
Disposal of treasury stock			2,743								3,256	5,999				5,999
Net change in items other than shareholders' capital during the period													-16,433	-526	-16,960	-16,960
Total change during the period	-	-	2,743	-	-	-1,581	-0	-145	25,000	-22,897	3,221	6,338	-16,433	-526	-16,960	-10,621
Balance as of June 30, 2006	88,531	93,198	2,743	13,146	50	1,839	1	2,957	98,324	48,172	-541	348,422	104,374	-526	103,847	452,270

Supplementary Information

*All amounts are rounded down to the nearest million yen.

1. Quarterly operating results

Year ending March 31, 2007

(In 100 million yen)

	Apr 1, 2006 – Jun 30 2006 1Q	Jul 1, 2006 – Sep 30, 2006 2Q	Oct 1, 2006 – Dec 31, 2006 3Q	Jan 1, 2007 – Mar 31, 2007 4Q
Revenues	5,247			
Operating income	225			
Income before extraordinary items	223			
Net income for the quarter	123			
Net income per share for the quarter	10.09yen			
Net income per share for the quarter – fully diluted	-			
Total asset	19,143			
Shareholders' equity	6,128			
Shareholders' equity per share	468.06yen			

Year ended March 31, 2006

(In 100 million yen)

	Apr 1, 2005 – Jun 30 2005 1Q	Jul 1, 2005 – Sep 30, 2005 2Q	Oct 1, 2005 – Dec 31, 2005 3Q	Jan 1, 2006 – Mar 31, 2006 4Q
Revenues	4,306	4,689	5,242	5,055
Operating income	365	440	394	204
Income before extraordinary items	363	429	416	195
Net income for the quarter	217	266	277	159
Net income per share for the quarter	17.85yen	21.80yen	22.71yen	12.66yen
Net income per share for the quarter – fully diluted	-	-	-	-
Total asset	15,495	17,192	18,732	18,774
Shareholders' equity	4,311	4,897	5,508	5,753
Shareholders' equity per share	353.16yen	401.21yen	451.34yen	471.05yen

Notes:

1. The above operating results are based on the results for the first quarter and the cumulative results for the first six, nine and twelve months, and are computed by taking the difference between the two adjacent periods.
2. Diluted net income per share data are not shown in the above table, as there are no residual shares outstanding.

2. Foreign exchange rate information (on a consolidated basis)

Exchange rate per US$1	Three months ended June 30, 2006	Three months ended June 30, 2005	Yen depreciated against dollars by	Year ended March 31, 2006
Average exchange rate during the period	114.71 ¥/US$	107.28 ¥/US$	¥7.43	113.09 ¥/US$
Exchange rate at end of period	115.24 ¥/US$	110.62 ¥/US$	¥4.62	117.47 ¥/US$

3. Bunker oil prices information (on a consolidated basis)

	Three months ended June 30, 2006	Three months ended June 30, 2005	Change	Year ended March 31, 2006
Bunker oil prices per metric ton	US$336.82/MT	US$244.53/MT	Up US$92.29	US$283.08/MT

4. Balance of interest-bearing debt at end of period (on a consolidated basis)

(In 100 million yen)

	Three months ended June 30, 2006	Year ended March 31, 2006	Change	Three months ended June 30, 2005
Loans	6,382	6,265	117	5,771
Corporate bonds	1,368	1,068	300	1,078
Commercial paper	500	327	173	190
Total	8,250	7,660	590	7,039

NYK LINE News Release NYK LOGISTICS

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

July 25, 2006

NYK Secures Charter Contract with Taiwan Power Company

Nippon Yusen Kaisha (NYK; Headquartered in Chiyoda-ku, Tokyo; President: Koji Miyahara) has secured a charter contract with Taiwan Power Company*. NYK remains the only Japanese shipping company that has ever secured such a contract with Taiwan Power.

This contract is for the transport of 1,000,000 tons of coal to Taiwan from Indonesia and Australia. The contract term is from July 2006 to May 2007, and this is the second consecutive year that NYK and Taiwan Power Company have agreed to a one-year contract.

Since 2005, NYK has worked to strengthen its business partnership with Taiwan Power Company through spot contracts consisting of only a few voyages. Therefore, NYK is proud to see a more established relationship begin to develop.

Due to recent increases in petroleum prices, most electric companies are focusing on fossil fuels such as coal, which is abundant and cost-efficient. This increases the demand for coal transportation. NYK will further expand its transportation business by responding to the needs of worldwide power suppliers.

Outline of charter contract:

Contract term:	July 2006–May 2007
Carrier used:	Bulk carrier (80,000 tons)

* Taiwan Power Company

Taiwan Power Company was established in 1946 and is the only electric power distributor in Taiwan. The total energy production including IPP in 2005 is 189.7 billion Kwt. The power production distribution is 43.6% coal, 20.2% nuclear, 19.8% LNG, 6.7% cogeneration, 5.5% petroleum, 2.2%

renewable energy and 2% pumped storage.

About NYK

Nippon Yusen Kaisha, (NYK), is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels as well as planes, trains and trucking fleets. Its shipping fleet includes around 130 container ships, 210 bulk carriers, 40 wood chips carriers, 100 car carriers, 25 Reefer carriers, 55 tankers, 20 Liquefied Natural Gas carriers and 3 cruise ships. NYK's revenue in 2005-06 was $16Bn and as a Group, NYK employs 33,000 people worldwide. It has offices in 240 locations based in 27 countries, warehouses in every continent and harbour operations in Asia, North America and Europe. Global Headquarters are in Tokyo, with Regional HQs in London, New York, Singapore, Hong Kong, Shanghai, Sydney and Sao Paulo.

NYK LINE NIPPON YUSEN KAISHA News Release NYK LOGISTICS & MEGACARRIERS
Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel +81-3-3284-5058 http://www.nyk.com.jp/ prteam@jp.nykline.com

July 27, 2006

NYK Secures Long-Term Charter Contract with Tokyo LNG Tanker

Nippon Yusen Kaisha (NYK; President: Koji Miyahara) has secured a long-term charter contract with Tokyo LNG Tanker Co., Ltd. (Tokyo LNG Tanker).* The contract calls for shipments of LNG using a new LNG carrier to be built by Kawasaki Shipbuilding Corporation and jointly owned by NYK and Tokyo LNG Tanker.

From March 2009, this new LNG carrier will begin service for Tokyo Gas Co., Ltd. (Tokyo Gas) in an existing LNG project in Australia and Malaysia, and will later be used in other new LNG transportation projects for Tokyo Gas.

NYK, together with Tokyo LNG Tanker and several other maritime companies, already owns two LNG carriers used for Tokyo Gas. This new contract marks the first time that NYK will co-own an LNG carrier solely with Tokyo LNG Tanker.

NYK will continue to proactively provide LNG transportation for gas and electric companies in Japan by further striving to increase the efficiency and stability of LNG transportation.

Outline of charter contract:

Carrier used:	153,000 m^3 Moss-type LNG carrier
Ownership:	Tokyo LNG Tanker: 70%; NYK: 30%
Shipbuilder:	Kawasaki Shipbuilding Corporation
Term of contract:	20 years from the end of March 2009
Ship management:	NYK

*Tokyo LNG Tanker Co., Ltd. (Tokyo LNG Tanker)

Established in 1991, Tokyo LNG Tanker Co., Ltd. is wholly owned by Tokyo Gas Co., Ltd. and has a total capital of 1.2 billion yen. Tokyo LNG Tanker engages in the leasing and ownership of vessels, in addition to LNG and LPG transportation. The company manages and owns four carriers and has plans to incorporate three more.

About NYK

Nippon Yusen Kaisha, (NYK), is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels as well as planes, trains and trucking fleets. Its shipping fleet includes around 130 container ships, 210 bulk carriers, 40 wood chips carriers, 100 car carriers, 25 Reefer carriers, 55 tankers, 20 Liquefied Natural Gas carriers and 3 cruise ships. NYK's revenue in 2005-06 was $16Bn and as a Group, NYK employs 33,000 people worldwide. It has offices in 240 locations based in 27 countries, warehouses in every continent and harbour operations in Asia, North America and Europe. Global Headquarters are in Tokyo, with Regional HQs in London, New York, Singapore, Hong Kong, Shanghai, Sydney and Sao Paulo.